Brookfield

2023

Brookfield Corporation

ANNUAL REPORT

FIVE-YEAR
FINANCIAL RECORD

AS AT AND FOR THE YEARS ENDED DEC. 31	**2023**	2022	2021	2020	2019
PER SHARE[1]					
Net income (loss)	$ **0.61**	$ 1.19	$ 2.39	$ (0.12)	$ 1.73
Distributable earnings before realizations[2]	**2.66**	2.68	2.18	1.74	1.48
Distributable earnings[2]	**3.03**	3.25	3.96	2.74	1.79
Dividends[3]					
Cash	**0.28**	0.56	0.52	0.48	0.43
Special	**—**	8.00	0.36	—	—
Market trading price – NYSE[1]	**40.12**	31.46	49.19	33.38	31.17

1. Adjusted to reflect the three-for-two stock split effective April 1, 2020.
2. See definition in the MD&A Glossary of Terms beginning on page 135.
3. See Corporate Dividends on page 58.

2023 ANNUAL REPORT    1

CONTENTS

Brookfield at a Glance	3
Letter to Shareholders	8
Management's Discussion & Analysis	22
PART 1 – Our Business and Strategy	25
PART 2 – Review of Consolidated Financial Results	43
PART 3 – Operating Segment Results	61
PART 4 – Capitalization and Liquidity	90
PART 5 – Accounting Policies and Internal Controls	99
PART 6 – Business Environment and Risks	108
Glossary of Terms	135
Internal Control Over Financial Reporting	142
Consolidated Financial Statements	148
Shareholder Information	233
Board of Directors and Officers	234

2    BROOKFIELD CORPORATION

2023 ANNUAL REPORT    3

4    BROOKFIELD CORPORATION

NYSE: BN
TSX: BN

EUROPE &
MIDDLE EAST
$181B AUM
~55,000
Operating Employees
ASIA PACIFIC
$131B AUM
~49,000
Operating Employees

2,400+
INVESTMENT & ASSET MANAGEMENT PROFESSIONALS

30+
COUNTRIES

~240,000
OPERATING EMPLOYEES

2023 ANNUAL REPORT    5

INVESTMENT
OVERVIEW

Our disciplined, well-established approach to investing reflects our 100+ year history as an owner and operator. We focus on value creation and capital preservation, investing in high-quality assets and businesses within our areas of expertise. We then manage these assets and businesses proactively and finance them conservatively—with the goal of generating stable, inflation-linked, predictable and growing cash flows.

Brookfield's investment activities are anchored by a set of core tenets that guide our decision-making and determine how we measure success:

OUR BUSINESS PRINCIPLES

1. Operate our business and conduct our relationships with integrity
2. Attract and retain high-caliber individuals who will grow with us over the long term
3. Ensure that our people think and act like owners in all their decisions
4. Treat our shareholders' capital like it's our own
5. Embed strong sustainability practices throughout our operations to help ensure that our business model is sustainable

OUR INVESTMENT APPROACH

- Acquire high-quality assets and businesses
- Invest on a value basis, with the goal of growing cash flows and compounding capital
- Enhance the value of investments through our operating expertise
- Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital
- Allocate the free cash flows we receive to enhance value for our shareholders

OUR PATHS TO SUCCESS

- Evaluate total return on capital over the long term
- Encourage calculated risks, measuring them against potential returns
- Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation
- Seek profitability rather than growth—size does not necessarily add value

6    BROOKFIELD CORPORATION

LETTER
TO SHAREHOLDERS

OVERVIEW (As of February 8, 2024)

2023 was another excellent year for Brookfield. Following the shortly anticipated completion of our insurance acquisition, we will have raised $143 billion for our asset management business, one of our strongest years of fundraising ever. We also transformed our insurance solutions business into a major wealth provider, and our operating businesses powered resiliently through the economic uncertainty with strong results.

In addition to generating solid financial results, our strong liquidity position and differentiated access to capital enabled us to remain active on the investment front. In total, we invested over $55 billion at excellent values in 2023, and we expect to reap the rewards of these contrarian investments for years to come.

With short-term interest rates expected to follow long rates lower, it looks like 2024 will be a very good year for our overall business. We also expect to be more active on the monetization front as capital markets regain strength in conjunction with the normalization of the economic situation and the stabilization of interest rates. Market participants' confidence in pricing in risk has increased, which has in turn improved the liquidity in the capital markets.

Geopolitics can always lead to heightened volatility, but this seems to have become the new normal. Our view is that owning businesses and assets that form the backbone of the global economy is a safe place to be in all markets. This resilience has been proven over decades, and we do not believe this will change.

Our strong liquidity position and differentiated access to capital enabled us to remain active on the investment front.

2023 HIGHLIGHTS

$4.8B
DISTRIBUTABLE EARNINGS

~$120B
DEPLOYABLE CAPITAL

~$55B
OF CAPITAL DEPLOYMENTS

8    BROOKFIELD CORPORATION

OPERATING RESULTS WERE STRONG

Each of our businesses delivered strong results and resilient cash flows amidst the above-mentioned environment. These solid returns were underpinned by the high-quality assets and businesses that we own.

Financial Results

Distributable earnings ("DE") before realizations were $4.2 billion or $2.66 per share for the year. This represents an increase of 12% per share over the prior year, after adjusting for the special distribution of 25% of our asset management business that we completed in December 2022. Earnings were supported by strong continued momentum in our asset management business, the scaling of our insurance solutions business, and the resilient performance of our operating businesses. Importantly, each of these businesses has significant embedded growth, leaving us well positioned heading into 2024.

Asset Management – Our asset management business generated $649 million of distributable earnings in the quarter and $2.6 billion for the year. We benefited from strong fundraising across our flagship funds and complementary fund offerings. Against a more challenging fundraising backdrop, our fund strategies continued to resonate with our clients, leading to $93 billion of capital raised which, combined with the approximately $50 billion anticipated upon the closing of American Equity Life ("AEL"), brings the total to $143 billion. Highlights include the close of our largest ever private infrastructure strategy at $30 billion, our largest ever private equity strategy at $12 billion, the largest infrastructure debt fund ever raised globally by a sponsor at over $6 billion and strong initial fundraising for our latest flagship real estate and opportunistic credit funds. Fee-bearing capital ended the year at $457 billion, driving an increase in fee-related earnings of 6% compared to the prior year. Our fundraising outlook remains strong going into 2024, which should contribute to meaningful earnings growth for us.

Insurance Solutions – Our insurance solutions business generated distributable operating earnings of $253 million in the quarter and $740 million for the year. Earnings were supported by the continued growth in our asset base and strong performance in our investment portfolio. We closed the acquisition of Argo Group in the fourth quarter and originated $8 billion of annuity sales during the year, increasing our insurance assets to approximately $60 billion. By leveraging our investment origination platform, we were able to generate an average investment portfolio yield on our insurance assets of 5.5% and maintain a spread of approximately 2% over our average cost of capital. As at the end of 2023, annualized earnings in this business were over $900 million. We expect to close the acquisition of AEL shortly, which will grow our insurance solutions business to over $100 billion of assets and take annualized earnings to $1.3 billion. When combined with our retail wealth solutions platform, we now raise approximately $800 million a month from retail products for high-net-worth and mid-market clients. We remain on track to increase this capital source to $1.5 billion a month in 2024.

Operating Businesses – Our operating businesses delivered resilient cash flows, generating distributable earnings of $400 million in the quarter and $1.5 billion for the year. Cash distributions from our renewable

AS AT AND FOR THE 12 MONTHS ENDED DEC 31 ($US MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2020	2021	2022	2023	CAGR
DE before realizations – Per share[1]	$ 1.27	$ 1.51	$ 1.89	$ 2.38	$ 2.66	20%
– Total[1]	1,895	2,330	2,993	3,825	4,223	22%
Distributable Earnings – Per share	1.79	2.74	3.96	3.25	3.03	14%
– Total	2,657	4,220	6,282	5,229	4,806	16%
Gross annual run rate of fees plus target carry	5,781	6,472	7,830	9,535	10,446	16%
Total assets under management	544,896	601,983	688,138	789,489	916,227	14%

See endnotes on page 15

2023 ANNUAL REPORT    9

power and transition, infrastructure and private equity businesses were supported by their strong growth in earnings. Our core real estate portfolio continues to outperform the broader market, with same-store net operating income growing by 7% compared to the prior year. Our office portfolio continues to capture tenant demand as we see no let up in a pronounced flight to quality from tenants. We signed over 15 million square feet of leases in the year at average net rents 19% higher than those expiring, and our leasing pipeline remains very robust. Our core retail portfolio is performing above pre-pandemic levels, with tenant sales exceeding $1,150 per square foot and 21% higher than 2019. Our strong relationships and reputation as a responsible borrower mean that our ability to finance and refinance our assets has also remained essentially unaffected by the tighter environment. In fact, all our 2023 debt maturities were successfully refinanced with no material impact on liquidity, and we expect the same to be the case in 2024. We maintain our conviction in our portfolio and are confident that as interest rates come down, we will start to see a tailwind in our real estate business and its earnings.

Monetization Activity

Amidst a more constrained market environment in 2023, we continued to see strong demand for the high-quality, cash-generative businesses and assets we own. During the year, we monetized over $30 billion of assets at strong valuations—substantially all transacting at values higher than our IFRS carrying values.

A few highlights of recently closed sales include these:

- Westinghouse at an implied enterprise value of approximately $8 billion, returning a 6x multiple of capital and an IRR of approximately 60% to investors in our private equity fund and Brookfield Business Partners, our listed private equity entity.
- An office asset in Brazil for approximately $300 million, generating an IRR of 17% and a multiple of capital of 3.4x in local currency.
- A landmark mixed-use asset in Paris for approximately $1 billion, and a manufactured housing portfolio in the U.S. for over $300 million.

These sales generated strong returns, and when combined with the sales completed earlier in the year, resulted in $570 million of net realized carried interest being recognized into income in 2023. Accumulated unrealized carried interest stood at $10 billion at year end. The pool of carry-eligible capital grows larger every year as we continue to raise new and larger private funds. These funds will also contribute significant cash flows over time.

Balance Sheet and Liquidity

Our business is differentiated by our conservatively capitalized balance sheet, high levels of liquidity, and continued strong access to the capital markets. These strengths enable us to successfully refinance existing operations and support our continued growth.

We have one of the largest pools of discretionary capital globally, backed by our perpetual capital base of approximately $150 billion comprised of mostly liquid assets, with only a modest amount of long-duration corporate debt at the Corporation of $12 billion. In addition to this, we have significant deployable capital of over $120 billion, which includes approximately $5 billion of core liquidity at the Corporation and $25 billion of cash and short-term financial assets in our insurance solutions business.

In spite of credit conditions being tighter in 2023, we maintained open access to capital and executed on approximately $100 billion of financings across our business. For example, in our real estate business we completed approximately $30 billion of financings across more than 150 individual investments globally. With the tailwind we expect from improving credit markets and lower interest rates, our business is well positioned to deal comfortably with all of its debt maturities and invest confidently over the course of 2024.

This financial strength has also allowed us to continue to allocate capital opportunistically to share repurchases. In 2023, we reinvested excess cash flow back into our businesses and returned $1.1 billion to shareholders through regular dividends and share repurchases, with total share buybacks amounting to more than $600 million. We plan to accelerate our share repurchases and buy a further $1 billion of shares in the open market over the next few months if prices stay reasonable. If fully completed, this will add another $1 billion or $0.75± to each remaining share. We will also consider switching to a tender offer process if those shares are not readily available or if we decide to increase the size of the repurchases.

10    BROOKFIELD CORPORATION

$1M INVESTED 30 YEARS AGO IS WORTH OVER $140M TODAY

Our stock price was strong in 2023, increasing 29%. As evidence of the returns that can be generated for investors, stock market results are shown in the chart below on a compound return basis over the past 30 years. For reference, $1 million invested 30 years ago in Brookfield Corporation is worth over $140 million today, representing an annualized return of 18%. More importantly, the intrinsic value of the business continues to grow, which should enable us to deliver strong results over the long term. Furthermore, we believe the intrinsic value of a BN share today is significantly above the current share price, which these returns are based on; this offers our shareholders a large margin of safety for investment at this point in time.

Compound Stock Market Performance of Brookfield Corporation

YEARS	Value of $1 Million Invested in BN	BN NYSE	S&P 500	10-Year U.S. Treasuries
1	$ 1,300,000	29%	27%	4%
5	2,100,000	16%	16%	–%
10	3,500,000	13%	12%	2%
20	22,300,000	17%	10%	3%
30	143,300,000	18%	10%	3%

The above table is based on the stock price of Brookfield, not the value. As a reminder, Price is a function of supply and demand for the quoted shares at any point in time, which is often influenced by news of the day/month/year. This has always been true but is even more so today with the information overload we are all subject to. Value, on the other hand, is the net present value of future cash flows based on assumptions for growth of a business discounted back to the present at an appropriate risk-adjusted interest rate. The Price of a publicly traded security is rarely the same as the Value; sometimes it is lower and sometimes it is higher.

As investors in Brookfield, we encourage you to focus first and foremost on the Value of the business and the compounding of the returns of the business, rather than our share price. We understand that as a shareholder (and not being in the business day-to-day), you may not intuitively focus on the fact that you are a part owner of each of our assets and operations.

However, it is worth remembering that the daily movement in the quoted Price of our business is irrelevant to our operations, and a discount to Value ironically presents an excellent opportunity to add further value, without much work, to an asset-and cash-rich company like ours. By repurchasing shares at discounts to their true Value versus the Price, we add further Value to the company. Keep at this for a long period of time and the miracle of compounding takes care of the rest.

2023 ANNUAL REPORT    11

As opposed to Price, what we do have control over is Value—and as you know, we publish our view of Value regularly. Looking back over the last 20 years, the Value of our business has grown at a compound annualized return of 23%. A holder of one share started with a split-adjusted share valued at $2.53, today has Value of $82.29. Assuming each shareholder kept the distributions and registered them for dividend reinvestment plans, a shareholder has also received $62.33 of distributions of cash and securities before tax (with many of the distributions provided on a tax-free basis) over that time. The total Value received over the 20 years is $144.62 or a 57 times return on capital. This is the miracle of compounding.

Value and Distributions Per Share as at and for the year ended December 31

Year	Value[2]	Cumulative Distributions Received[3]	Total Value	Year	Value[2]	Cumulative Distributions Received[3]	Total Value
2004	**$ 2.53**	$ 0.14	$ 2.67	**2014**	$ 21.14	$ 11.93	$ 33.07
2005	3.30	0.34	3.64	**2015**	22.81	11.94	34.75
2006	3.93	0.69	4.62	**2016**	27.98	15.17	43.15
2007	4.83	1.81	6.64	**2017**	34.41	20.85	55.26
2008	8.83	1.31	10.14	**2018**	39.51	18.49	58.00
2009	13.05	2.33	15.38	**2019**	56.73	27.66	84.39
2010	16.64	3.73	20.37	**2020**	65.90	31.67	97.57
2011	18.22	3.96	22.18	**2021**	75.65	50.48	126.13
2012	19.97	5.62	25.59	**2022**	69.00	48.07	117.07
2013	20.08	9.25	29.33	**2023**	**82.29**	62.33	**144.62**

See endnotes on page 15

TWO MARKET PERSPECTIVES THAT CO-EXIST

Short-term interest rates have crested on a global basis, and if the bond markets are to be believed, it appears that 2024 will see the beginning of a reduction of short-term rates. In the recent period of rate increases, high-quality assets and strong sponsors have maintained access to capital when it was not that easy for some to procure. As an example of this, we financed approximately $100 billion of assets and businesses in 2023. This is largely due to the quality of our assets, the low level of leverage we utilize, and the sponsorship support we provide. In this next phase for rates, access to capital for high-quality borrowers, assets and sponsors should only increase.

At the same time, for higher-leverage borrowers and those without a strong reputation, debt access has been—and will continue to be—constrained.

The situation is most acute for borrowers who had floating rate debt, those with assets that were highly leveraged, or cases where a company was financed based on the belief that the business was going to grow into its cash flows at very high rates of return.

This environment provides exceptional opportunities for our lending businesses, both on the performing credit front and in opportunistic credit. We are seeing an increasing need for gap capital, and growing demand amongst borrowers for direct loans. In the next few years as loans come due, the demand for this capital should only grow. This opportunity exists because many loans over the past five years were written without covenants, so the loan maturity becomes the trigger point for default by the borrower.

12    BROOKFIELD CORPORATION

Sponsors that are over-leveraged or businesses that are not generating cash flow to cover interest costs will provide alternative lending opportunities.

The deployment potential, therefore, is significant for both our Brookfield infrastructure and real estate credit products, our new SocGen-Brookfield Senior loan fund, our Oaktree opportunistic fund and the Oaktree direct lending funds. In addition, there are substantial opportunities in our control-oriented private equity style funds and our hybrid funds for private equity, infrastructure, transition and real estate that will make these vintages of funds exceptional. This is largely the case because many would-be competitors do not have our access to equity to invest, debt to finance the assets, or both.

In summary, there are two perspectives on the markets that co-exist. The dividing line for us is often with regard to quality; there are assets which we will not buy or finance almost at any price, irrespective of capital structure or advertised return profile. On the other hand, there are presently many good assets and businesses that do not have access to debt or equity due to excess leverage, absence of strong sponsorship, or growth plans that are not fully funded. Many of these latter investment opportunities are potentially compelling, and we plan to provide strategic capital to companies that are underpinned by extremely high-quality assets, underlying businesses and cash flow, while earning strong returns.

THE BACKBONE OF THE GLOBAL ECONOMY IS ALWAYS EVOLVING

Our organization is built around building and operating the backbone of the global economy. We have found that it is possible to earn good returns in this area with moderate risk. By doing that for decades, the results can compound to very meaningful wealth. When a business can do so over long periods of time, it will be a success. Despite our having stuck with the same strategy for a very long time, it is most interesting to note how the world has evolved over this time, and how we have evolved with it.

Of the more than $900 billion of assets that we manage, nearly half are in sectors that did not exist 20 years ago. The contractual and inflation-protecting nature of these assets is similar, but the types of assets we dedicate our capital to today look different from those of years ago. It is not that we do not invest in many of the assets from the past, but more that the incremental dollars needed to build out capacity are required in new sectors.

In infrastructure, we historically invested in roads, bridges, pipelines, and electrical transmission. Today, our largest investments are in fiber connections for homes and businesses, telecom towers that carry 5G capacity, data centers for storage of cloud data capacity and AI learning, and manufacturing plants for semiconductors that power the devices we use. None of these sectors existed 20 years ago.

In energy, 30 years ago we were building and operating power plants powered by water, natural gas and coal. During the ensuing 20 years, we sold virtually all of our natural gas and coal facilities and focused on developing a renewables business, long before it was fashionable. As wind and then solar became economic, we dedicated vast resources to become one of the largest developers of wind and solar in the world. With the transition of the global economy to net zero over the next 30 years, the scale capital required to complete this shift will be dramatic and we are investing heavily in these new areas. And with exciting new areas on the horizon, our business should continue to evolve—battery technologies are starting to follow cost curves similar to the ones wind and solar followed, and hydrogen could become a real investment asset class.

In real estate, our business made its name on owning the backbone of cities around the world. But increasingly, new sectors are demanding our incremental capital. We are building life sciences properties and lab spaces for global pharma, studios for movie making, and residential and hospitality to provide accommodations for a vast, growing, wealthier population. In addition, the types of office and retail assets that are sought-after are constantly evolving.

2023 ANNUAL REPORT    13

Our organization is built around building and operating the backbone of the global economy.

Today, companies seek office premises that foster collaboration, creativity and community among workers, while consumer buying behavior gravitates towards high-end luxury retail. Our premier properties dominate in these areas, and as a result, our space is in high demand.

In private equity, we have always acquired industrial businesses, and we still do. But increasingly, our focus is on areas where population is growing. We are now investing in the new backbone of the financial economy—for example, payment systems and online payment infrastructure. These businesses did not exist 20 years ago. We are increasingly investing around healthcare, as the requirements are so large. Entertainment and gaming are additional industries that will require vast backbone infrastructure.

The backbone of the global economy looks like it will continue to be an excellent place to invest for a very long time. We do, though, need to continuously evolve our focus as the investment required changes over long periods of time. The future looks like it will be greener, more digitally connected, increasingly diversified in sources for goods, and tilted towards the still-emerging markets. Rest assured, we will continue to remain focused on these themes and where we invest. We fully expect that 20 years from now we will still be investing in the backbone of the global economy, but it will likely look very different from what it is today.

WE ARE ALIGNED WITH THE LARGEST AND FASTEST GROWING COMPANIES IN THE WORLD

With the global surge in data demand, mega-cap technology companies have become the world's largest and fastest-growing businesses. Since 2020, the cloud computing segments of these companies have grown by over 30% annually, representing their highest growth segments and generating their highest margins. Demand for cloud computing from digitalization and the adoption of AI enabled tools is incentivizing these companies to continue investing heavily in their capabilities and capacity.

Over the last twelve months, the race to increase computing power has put a spotlight on the explosive growth in demand for computer chips. However, we believe most investors have yet to grasp that there has been an equivalent surge in the need for data centers and for securing an energy source required to power them.

We have significantly expanded our data center operations. Following the Data4 and Compass acquisitions, we now own and operate one of the largest global hyperscale data center platforms. Our operating footprint is across five continents and can give our hyperscale customers, who have global capacity requirements, a highly flexible and

14    BROOKFIELD CORPORATION

consistent offering in multiple geographies. Our platform includes substantial contracted growth pipelines, as well as the ability to grow through greenfield developments and additional platform acquisitions. Perhaps most uniquely, we have the ability to leverage Brookfield's ecosystem to provide turn-key solutions that include renewable power connectivity.

Major cloud computing firms predominantly operate on clean energy and are rapidly moving towards their goal of 100% clean energy usage. Their consumption has grown by about 50% annually in recent years, making them the largest and fastest growing consumers of green power worldwide. The accelerating global trend of digitalization was already driving a step change in data center and electricity needs, but the power-intensive nature of AI is amplifying energy demand, and access to these forms of digital infrastructure are emerging as a significant bottleneck in the growth of cloud computing. For instance, incorporating AI into standard search processes can require up to five times more computing power.

It is widely estimated that global electricity consumption from data centers will increase to approximately 10% of total electricity demand by 2030 (from approximately 2% today). Combined with growing demands for electricity from the electrification of vehicles and industrials, demand is straining the capacity of the electrical grid. Distributed generation from renewable power sources provide the cheapest and most reliable form of 24/7 electricity production and is the solution to this growing electricity demand.

For the better part of a decade, we have been positioning our business to capitalize on these trends. By building a leading global development platform of data center, renewable power and real estate businesses, we are well positioned to meet the exponentially growing needs for this infrastructure for many years to come.

CLOSING

We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, higher intrinsic value per share over the longer term.

Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have any suggestions, questions, comments, or ideas you wish to share.

Sincerely,

Bruce Flatt
Chief Executive Officer

February 8, 2024

1. Distributable earnings before realizations, including per share amounts, for the 12 months ended December 31, 2019 to 2022 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.
2. This represents management's estimate of the intrinsic value of the business as at December 31 of each year. In certain years where management did not disclose an estimate of intrinsic value, we have presented an estimate based on relevant valuation metrics disclosed at that time or where no disclosure was made, we have presented the book value of shareholder's equity from the annual audited financial statements.
3. This represents cash and special distributions received on a cumulative pre-tax basis, assuming dividend reinvestment in the relevant underlying security.

2023 ANNUAL REPORT    15

VALUE CREATION

We create value for our shareholders in two ways. First, we participate in increases in the earnings and value of our Asset Management, Insurance Solutions, and Operating Businesses, which enables us to increase our cash dividends paid to shareholders. Second, we are able to deploy the substantial free cash flows we retain towards supporting the growth of our three businesses, investing in new strategic opportunities and share buybacks.

Our capital is deployed across our three businesses

Asset Management	Insurance Solutions	Operating Businesses

Each of our businesses benefit from being a part of the broader Brookfield Ecosystem, leveraging our global presence, deep operating expertise and large-scale, flexible capital to achieve strong returns across market cycles.

ASSET MANAGEMENT

16    BROOKFIELD CORPORATION

Within our asset management business, we earn fee revenues on the capital we manage for our clients, carried interest based on fund performance, and returns on the capital that we invest directly into and alongside private funds managed by BAM and other investments.

Our asset management business creates value by:

- Increasing fee-bearing capital, which increases our fee revenues and fee-related earnings;
- Maintaining cost discipline as we scale our operations; and
- Achieving attractive investment returns, which enables us to earn performance income (carried interest) and deliver strong returns on our capital.

We value our asset management business as the sum of:

i. The market price of our 75% ownership interest in BAM;

ii. Applying a multiple to target carried interest, net;

iii. Our accumulated unrealized carried interest, net; and

iv. Applicable valuation methods on our direct investments.

As at December 31, 2023, the market value of our stake in our asset management business was $49.3 billion. Our asset management activities generate annualized carried interest, net of $2.6 billion and fee-related earnings of $2.4 billion, representing annualized fee-related earnings growth of 16% over the prior year. This increase was primarily due to growth in fee-bearing capital of 9% over the prior year and cost discipline as we scale our operations. Total accumulated unrealized carried interest now stands at $10.2 billion, of which $8.9 billion is attributable to the Corporation, representing an increase of 11% over the year, net of carried interest realized into income.

INSURANCE SOLUTIONS

In our insurance solutions business, we create value by:

- Acquiring long-duration and predictable insurance liabilities on a value basis
- Applying a proactive risk management process to minimize the risk of underwritten liabilities through robust underwriting processes, reinsurance, duration matching and liquidity management; and
- Leveraging Brookfield's broader investment capabilities to earn attractive spread earnings, calculated as risk-adjusted returns on our insurance assets in excess of the cost of the insurance liabilities we manage

Our insurance solutions business targets a 15% annualized return on equity and we value this business based on a 15x multiple of spread earnings, which we refer to as distributable operating earnings, representing our view of the fair value of the business. As at December 31, 2023, the value of our stake in our insurance solutions business was $14.1 billion.

2023 ANNUAL REPORT    17

18    BROOKFIELD CORPORATION

Berlin, Germany

Value of Operating Businesses:

We create value in our operating business by:

- Increasing cash income through organic levers; and
- Recycling the underlying assets

We measure the value thereby created using a combination of market values for our public affiliates (BIP, BEP, BBU), comparable market data for our North American residential business, and fair values as determined under IFRS for the remainder of our real estate business.

Our capital in our operating businesses was $42.1 billion on a blended basis as at December 31, 2023, and generated $1.6 billion of annualized cash flows. The following table provides a breakdown of invested capital in our operating businesses:

AS AT DEC. 31, 2023 (MILLIONS)	QUOTED[1]	IFRS	BLENDED[2]	CASH FLOW[3]
BEP	$ 8,034	$ 4,302	$ 8,034	$ 408
BIP	6,571	2,537	6,571	317
BBU	3,058	3,291	3,058	36
	$ 17,663	10,130	17,663	761
BPG	N/A	22,413	23,875	844
Energy Contracts	Various	585	585	(43)
Total Operating Businesses		**$ 33,128**	**$ 42,123**	**$ 1,562**

1. Quoted based on December 31, 2023 public pricing.
2. For performance measurement purposes, we consider the value of invested capital to be the quoted value of listed investments, market pricing using industry comparables for our North American residential business values and IFRS values for unlisted investments.
3. Annualized distributions are calculated by multiplying units held as at December 31, 2023 by the current distribution rates per unit.

2023 ANNUAL REPORT    19

PERFORMANCE HIGHLIGHTS

Distributable Earnings

For the Years Ended Dec. 31 (MILLIONS)

- Distributable earnings before realizations, adjusted for special distribution
- Realized carried interest and disposition gains from principal investments
- Adjusted for special distribution[1]

$2,657
$4,220
$6,282
$5,229
$4,806
$1,895
$2,330
$2,993
$3,825
$4,223
2019
2020
2021
2022
2023

Distributable Earnings Per Share[2]

For the Years Ended Dec. 31

- Distributable earnings before realizations, adjusted for special distribution
- Realized carried interest and disposition gains from principal investments
- Adjusted for special distribution[1]

$1.79
$2.74
$3.96
$3.25
$3.03
$1.27
$1.51
$1.89
$2.38
$2.66
2019
2020
2021
2022
2023

Distributions to Common Shareholders[3]

For the Years Ended Dec. 31 (MILLIONS)

- Common distributions
- Special distributions

$620
$726
$1,338
$13,978
$436
$538
$800
$13,099
$879
2019
2020
2021
2022
2023[4]

Distributions Per Share[2]

For the Years Ended Dec. 31

- Common distributions
- Special distributions

$0.43
$0.48
$0.88
$8.56
$0.28
$0.36
$0.52
$8.00
$0.56
2019
2020
2021
2022
2023[4]

1. Adjusted for the special distribution of a 25% interest in BAM.
2. Adjusted 2020 to reflect the three-for-two stock split effective April 1, 2020.
3. Excludes share repurchases. Total capital returned to common shareholders, including share repurchases, was approximately $1 billion during the year ended December 31, 2023.
4. Combined, Brookfield Corporation and Brookfield Asset Management Ltd.'s ("BAM") 2023 quarterly dividend would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase compared to the 2022 dividend prior to the special distribution, assuming that shareholders retained the BAM shares received upon completion of the special distribution in December 2022.

20    BROOKFIELD CORPORATION

NOTICE TO READERS
Pages 1 through 20 of the 2023 Annual Report must be read in conjunction with the cautionary statements included elsewhere in the 2023 Annual Report. Except where otherwise indicated, the information provided herein is based on matters as they exist as of December 31, 2023 and not as of any future date.

2023 ANNUAL REPORT    21

MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Private Equity	82
Overview	25	Real Estate	86
PART 2 – REVIEW OF CONSOLIDATED		Corporate Activities	88
FINANCIAL RESULTS		PART 4 – CAPITALIZATION AND LIQUIDITY
Overview	43	Capitalization	90
Income Statement Analysis	44	Liquidity	94
Balance Sheet Analysis	50	Review of Consolidated Statement of Cash Flows	96
Consolidation and Fair Value Accounting	55	Contractual Obligations	97
Foreign Currency Translation	57	Exposures to Selected Financial Information	98
Corporate Dividends	58	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Summary of Quarterly Results	59	CONTROLS
PART 3 – OPERATING SEGMENT RESULTS		Accounting Policies, Estimates and Judgments	99
Basis of Presentation	61	Management Representations and Internal
Summary of Results by Operating Segment	62	Controls	107
Asset Management	64	Related Party Transactions	107
Insurance Solutions	71	PART 6 – BUSINESS ENVIRONMENT AND RISKS	108
Renewable Power and Transition	74	GLOSSARY OF TERMS	135
Infrastructure	78
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Insurance Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds, private equity funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 135 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
22    BROOKFIELD CORPORATION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, the impact of acquisitions and dispositions on our business, including the AEL acquisition and its anticipated closing timeline and expected impact on our business.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including Asset Management, Insurance Solutions, Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
2023 Annual Report    23

Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that Brookfield Corporation will achieve the target returns or growth objectives or be able to avoid losses.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 135 for all non-IFRS measures.
24    BROOKFIELD CORPORATION

PART 1
OUR BUSINESS AND STRATEGY

OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Insurance Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
2023 Annual Report    25

✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 5% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Insurance Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is one of the leading global alternative asset managers, with over $900 billion of assets under management (“AUM”)1 as at December 31, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 75% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
INSURANCE SOLUTIONS
Our Insurance Solutions business, via our equity accounted investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk-adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.

1.See definition in Glossary of Terms beginning on page 135.
26    BROOKFIELD CORPORATION

As at the end of 2023, our insurance assets increased to approximately $60 billion, with the close of Argo Group and the origination of new annuity policies, and annualized earnings in this business were $940 million. With the closing of AEL expected shortly, our insurance solutions business will grow to over $100 billion of assets and $1.3 billion of annualized earnings. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation.
Our Asset Management business acts as the investment manager of most of the assets of our Insurance Solutions business.
OPERATING BUSINESSES
We have $42.1 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our asset management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 45% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors and owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business focuses on owning and operating high-quality businesses that provide essential products and services, and are resilient through market cycles. Our capital in this business is via our 66% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate portfolio that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi and single-family residential properties in some of the best locations around the world and has a history of strong performance over long periods of time and through economic cycles.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 135.
2023 Annual Report    27

COMPETITIVE ADVANTAGES
At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We have three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we own and operate. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
SIGNIFICANT & PERPETUAL CAPITAL BASE
We have invested capital1 of $149 billion and a stable and growing annual free cash flow of approximately $5 billion. The access to significant resources has enabled us to (1) pursue highly accretive growth, (2) accelerate the growth of our asset management business, and (3) build and grow new businesses.
GLOBAL REACH
We operate in more than 30 countries on five continents around the world.
We have incubated, built, and launched market leading businesses over the past 30 years, each of which has reached global scale and enables the Corporation to pursue acquisition or growth of the next market leader. Our existing relationships and reputation as a superior partner are true differentiators and have increasingly positioned us as the capital solutions provider of choice for major global brands. We expect to leverage our resources and reputation to continue to seek opportunities that will provide total returns of over 15%+ a year over the long-term.
SYNERGIES ACROSS STRATEGIES
We believe that separation of business activities achieves efficient capital structures and focused growth opportunities and collaboration achieves higher returns and better outcomes for all of our market leading businesses. The Corporation and its market leading businesses are strategically aligned for all of them to perform and deliver strong results for stakeholders.
The collaboration between the 2,400+ investment and asset management professionals in our asset management business and approximately 240,000 operating employees located in over 30 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities. The complementary skill sets of our people position us to manage operational risk, achieve operating efficiencies and enhance returns.

1.See definition in Glossary of Terms beginning on page 135.
28    BROOKFIELD CORPORATION

INVESTMENT CYCLE

Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations predominantly on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.

Realize Capital from Asset Sales or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in the limited life funds of our Asset Management business that capital is returned to investors, and in the case of perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow the fee-bearing capital of our Asset Management business. By generating value for our investors and shareholders, we increase fees and carried interest received in our Asset Management business, and grow cash flows that compound value in our invested capital.

2023 Annual Report    29

LIQUIDITY AND CAPITAL RESOURCES
The Corporation has $4.5 billion of core liquidity1, inclusive of our proportionate share of liquidity of our asset management business, and $122 billion of deployable capital1 on a group basis as at December 31, 2023. We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Negligible guarantees are provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common share dividends.
ii)Our perpetual affiliates (BEP/BEPC, BIP/BIPC, BBU/BBUC and BPG):
•Strong levels of liquidity are maintained at each of the perpetual affiliates to support their growth and ongoing operations.
•Perpetual affiliates are intended to be self-funding with stable capitalization through market cycles.
•Financial obligations have no recourse to the Corporation.
iii)Our asset management business’ funds or directly held investments:
•Each underlying investment (whether held directly or within a perpetual affiliate) is typically funded on a standalone basis.
•Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations have no recourse to the Corporation.
APPROACH TO CAPITALIZATION
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within our perpetual affiliates and asset management business, we strive to:
•Ensure our perpetual affiliates can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
•Structure borrowings and other financial obligations associated with assets or portfolio companies to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
1.See definition in Glossary of Terms beginning on page 135.
30    BROOKFIELD CORPORATION

As at December 31, 2023, only $12 billion of long-term debt has recourse to the Corporation. The remaining debt on our consolidated balance sheet is held within managed entities and has no recourse to the Corporation but is consolidated under IFRS.
LIQUIDITY
•The Corporation has very few capital requirements. Nevertheless, we maintain significant liquidity ($4.5 billion in the form of corporate cash and financial assets and undrawn credit facilities as at December 31, 2023) at the corporate level to further enable the growth of the broader business. This does not include our ability to issue debt or sell our liquid securities at the Corporation to replenish our liquidity.
•On a group basis, as at December 31, 2023 we have approximately $122 billion of deployable capital, which includes corporate liquidity, perpetual affiliate liquidity and uncalled private fund commitments. Uncalled private fund commitments include third-party commitments available for drawdown in the private funds of our asset management business.

AS AT DEC. 31, 2023 (MILLIONS)	Corporate Liquidity	Deployable Capital
Cash and financial assets, net	$2,013	$29,161
Undrawn committed credit facilities	2,533	9,009
Core liquidity	4,546	38,170
Third-party uncalled private fund commitments	—	84,233
Total liquidity	$4,546	$122,403
CAPITAL MANAGEMENT
We utilize a metric we call the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated against management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining significant liquidity to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital, and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Cash and cash equivalents	$134	$1,282
Other financial assets	4,004	6,870
Common equity in managed investments	53,523	49,391
Other assets and liabilities of the Corporation	506	(2,170)
Corporation’s Capital	$58,167	$55,373
The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.

AS AT DEC. 31 (MILLIONS)	2023	2022
Common equity	$41,674	$39,608
Preferred shares	4,103	4,145
Non-controlling interest	230	230
Corporate borrowings	12,160	11,390
Corporation’s Capital	$58,167	$55,373

2023 Annual Report    31

We maintain a prudent level of capitalization at the Corporation with 80% of our book capitalization in the form of common and preferred equity. Consistent with our conservative approach, our corporate borrowings represent only 20% of our corporate book capitalization and equate to just 5% of our consolidated debt.
The remaining 95% of our consolidated debt is non-recourse and is held within managed entities and has virtually no cross-collateralization or parental guarantees by the Corporation.
The following table presents our total capitalization on a corporate and consolidated basis. Total capitalization also includes amounts payable under long-term incentive plans, deferred tax liabilities and other working capital balances:

AS AT DEC. 31 (MILLIONS)	Corporate		Consolidated
	2023	2022	2023	2022
Corporate borrowings	$12,160	$11,390	$12,160	$11,390
Non-recourse borrowings
Subsidiary borrowings	—	—	16,214	15,140
Property-specific borrowings	—	—	205,336	187,544
	12,160	11,390	233,710	214,074
Corporation’s Capital, excluding corporate borrowings	46,007	43,983	46,007	43,983
Accounts payable, deferred taxes and other	3,476	6,097	210,378	183,227
Total capitalization	$61,643	$61,470	$490,095	$441,284

Debt to capitalization[1]	20%	19%	48%	49%
CASH FLOW GENERATION FROM OUR CAPITAL
Our Corporation’s Capital generates significant, recurring cash flows at the corporate level, which may be used for (i) returning cash to shareholders; or (ii) reinvestment into the business. These cash flows are underpinned by:
•Distributions from our asset management business, which are supported by fee-related earnings1 from predominantly long-term or perpetual contractual agreements.
•Insurance solutions operating earnings, which are backed by attractive returns earned on assets that are matched to corresponding predictable, long-duration insurance liabilities.
•Distributions from investments which are stable and backed by high-quality cash-generating real assets.
These cash flows are supplemented with carried interest and disposition gains on principal investments as we monetize mature investments and return capital to our investors.

1.See definition in Glossary of Terms beginning on page 135.
32    BROOKFIELD CORPORATION

DE were $4.8 billion for the year. The summary below presents DE on a historical basis which includes results for periods prior to the special distribution of a 25% interest in our asset management business. For comparability, we present DE on an adjusted basis at the bottom of this page, adjusting historical results for a 25% decrease in the DE from BAM in line with the impact of the special distribution.

FOR THE YEARS ENDED DEC. 31	2023	2022
Distributions from Asset Management business[1]	$2,554	$2,944
Insurance solutions operating earnings	740	388
Distributions from investments	1,462	1,534

Corporate activities	(465)	(454)
Preferred share dividends[2]	(176)	(160)
	(641)	(614)
Add back: equity-based compensation costs	108	62
Distributable earnings before realizations	4,223	4,314
Realized carried interest, net[3,4]	570	555
Disposition gains from principal investments	13	360
Distributable earnings	$4,806	$5,229
1.Includes distributable earnings from Oaktree at our share.
2.Includes $10 million (2022 – $10 million) of dividends paid on perpetual subordinated notes for the year ended December 31, 2023.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.
4.See definition in Glossary of Terms beginning on page 135.
DE before realizations increased by 10% compared to the prior year, after adjusting for the special distribution of 25% of our asset management business in December 2022.

FOR THE YEARS ENDED DEC. 31	2023	2022
BAM distributable earnings before realizations	$1,678	$2,061
Less: adjustment for the special distribution	—	(489)
Adjusted BAM distributable earnings before realizations	1,678	1,572
Adjusted distributable earnings before realizations	$4,223	$3,825
2023 Annual Report    33

RISK MANAGEMENT

CULTURE
COMMUNICATION
Identify Risks
Monitor & Report
RISK MANAGEMENT METHODOLOGY
Assess & Evaluate
Manage & Mitigate
PROCESS INTEGRATION
CONTINUOUS IMPROVEMENT

KEY RISK CATEGORIES

- Strategic
- Reputational
- Financial
- Regulatory Compliance
- Operational

OUR APPROACH
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through monitoring and reporting processes.
FOCUS ON RISK CULTURE
A strong risk culture is the cornerstone of our risk management program: one that promotes measured and appropriate risk-taking, addresses current and emerging risks, and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by strong commitment and leadership from our senior executives, as well as the policies and practices we have implemented, including our compensation approach.
34    BROOKFIELD CORPORATION

SHARED EXECUTION
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by the management teams that have the most knowledge and expertise in the specific business or risk area. As such, business specific risks—such as health and safety, environmental and other operational risks—are generally managed at the operating business level, as the risks vary based on the nature of each business. At the same time, we monitor key risks organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best practices.
For risks that are more pervasive and correlated in their impact across the organization—such as liquidity, foreign exchange and interest rates or where we can bring specialized knowledge—we utilize a coordinated approach that is centralized amongst our corporate and business groups. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus and implementation across the organization.
Oversight & Coordination
We have implemented strong governance practices to monitor and oversee our risk management program. Management committees bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of risk management practices across our business and functional groups, and include the following:
•Risk Management Steering Committee – supports the overall corporate risk management program, and coordinates risk assessment and mitigation on an enterprise-wide basis
•Investment Committees – oversees the investment process and reviews and approves investment transactions
•Conflicts Committee – resolves potential conflict situations in the investment process and other corporate transactions
•Financial Risk Oversight Committee – reviews and monitors financial exposures
•Sustainability Leadership – oversees, coordinates and implements activities related to sustainability, including current and future initiatives, and sector and market trends
•Safety Leadership Committee – promotes strong safety culture, monitors safety trends, and sponsors strategic initiatives related to health, safety, security and environmental matters
•Net Zero Steering Committee – Develop decarbonization targets, operationalize approach and share best practices across the organization
•Disclosure Committee – oversees the public disclosure of material information
Brookfield’s Board of Directors (the “Board”) oversees risk management with a focus on more significant risks, and leverages management’s monitoring processes. The Board has delegated responsibility for oversight of specific risks to the following board committees:
•Risk Management Committee – oversees the management of Brookfield’s significant financial and non-financial risk exposures, including review of risk assessment and risk management practices, and confirms that the company has an appropriate risk-taking philosophy and suitable risk capacity
•Audit Committee – oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated internal and external audit processes
•Management Resources and Compensation Committee – oversees risks related to Brookfield’s management resource planning, including succession planning, executive compensation and senior executives’ performance
•Governance and Nominating Committee – oversees risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities, potential conflicts of interest, and sustainability governance
2023 Annual Report    35

SUSTAINABILITY
SUSTAINABILITY AT BROOKFIELD
Our sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders—now and in the future. We manage our investments by combining economic goals with responsible corporate citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust sustainability principles and practices, and maintaining a disciplined focus on integrating these into everything we do.
While sustainability principles have long been embedded in how we run our business, this approach was formalized in Brookfield’s sustainability principles in 2016 and is described in our global Sustainability Policy. Our Sustainability Policy codifies our commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated periodically by senior executives at Brookfield, as well as each of Brookfield’s business groups. Our Sustainability Policy outlines our approach and is based on the following guiding principles:
Mitigate the impact of our operations on the environment
•Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
•Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.
Strive to ensure the well-being and safety of employees
•Foster a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.
Uphold strong governance practices
•Operate to the highest ethical standards by conducting business activities in accordance with our Code.
•Maintain strong stakeholder relationships through transparency and active engagement.
Be good corporate citizens
•Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
Sustainability Affiliations and Partnerships
Through our engagement with sustainability frameworks and organizations, we continue to be actively involved in discussions to advance sustainability awareness across private and public markets, and we are continuing to enhance our sustainability reporting and protocols in line with evolving best practices. The following are some of the frameworks and organizations with which we are affiliated:
•Net Zero Asset Managers (“NZAM”) initiative – We have been a signatory to NZAM since 2021 and are committed to supporting the goal of net-zero GHG emissions by 2050 or sooner, emphasizing our alignment with the Paris Agreement.
36    BROOKFIELD CORPORATION

•Task Force on Climate-related Financial Disclosures (“TCFD”) – We have been supporters since 2021 of the TCFD, which aims to guide companies in considering the effects of climate change in business and financial decisions, and we report in alignment with their recommendations.
•Principles for Responsible Investment (“PRI”) – We have been signatories to the PRI since 2020, which reinforces our longstanding commitment to responsible investment and sustainability best practices.
•International Financial Reporting Standards (“IFRS”) Sustainability Alliance – We are members of the IFRS Sustainability Alliance, a global program established to develop globally accepted accounting and sustainability disclosures.
•Sustainable Markets Initiative’s (“SMI”) Asset Manager and Asset Owner (“AMAO”) Task Force – We have been involved with SMI’s AMAO Task Force since 2021. It focuses on scalable ways for institutional investors to allocate capital towards sustainable solutions leveraging expertise from each member firm.
Sustainability Organization and Governance
Robust sustainability programs throughout our firm, business groups and underlying portfolio companies remain an important priority. We understand that good governance is essential to sustainable business operations. The governance of sustainability matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We are committed to governance practices to monitor and oversee our business, including our sustainability strategy.
Our Board is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs, reviews progress on major strategic initiatives, and receives progress and status reports on the firm’s sustainability initiatives throughout the year.
Brookfield’s sustainability programs are overseen by senior executives at Brookfield Asset Management, including its Chief Operating Officer (COO) (Governance and Risk Management), Head of Transition Investing (Decarbonization and Investment) and Head of Sustainability Management, working in collaboration with Brookfield’s Chief Financial Officer (CFO) (GHG Reporting and Measurement). Alongside this group, our sustainability programs have sponsorship and oversight from senior leadership within each business group including each group’s CEO and sustainability lead. Since sustainability covers a vast range of priorities that are varied in scope, we believe that sustainability initiatives should be overseen by individuals closest to the particular business activity. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area, such as Risk Management and Human Resources. Program Leads and Management Committees, such as the Net Zero Steering Committee and Safety Leadership Committee, bring together expertise to manage key sustainability areas, ensuring appropriate application and coordination of approaches across our business and functional groups. Supporting our Program Leads and Management Committees, we have Working Groups, such as the Sustainability Working Group, Net Zero Operational Committee and Sustainability Financial Reporting Working Group, dedicated to specialized areas with the objective of ensuring that key priorities for Brookfield are being advanced. Our sustainability-focused professionals and functional experts work with our Program Leads, Management Committees and Working Groups to drive sustainability-related initiatives.
Sustainability Integration into the Investment Process
As part of investment due diligence, Brookfield seeks to assess sustainability-related risks and opportunities and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of our Sustainability Due Diligence Protocol, Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks. Where warranted, Brookfield performs deeper due diligence, working with internal and third-party experts as appropriate.
2023 Annual Report    37

All investments must be approved by the applicable Investment Committee. Investment teams outline for the Investment Committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to sustainability.
As part of each acquisition1, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong relationship between managing these considerations and enhancing investment returns.
Consistent with our management approach, it is the responsibility of the management teams within each portfolio company to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield’s investment and operating experience and insight is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to sustainability, where appropriate, we encourage our portfolio companies to organize training for relevant staff.
Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions.
For investments where Brookfield has a non-controlling interest, where we are a debt holder or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.
When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.
Stewardship and Engagement
Stewardship is an important element of our sustainability strategy, and we have defined it in alignment with the PRI. We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our sustainability strategies and practices. Though the majority of our investments are in private markets, we will use our Proxy Voting Guidelines, where applicable, and ensure our disclosures address how we incorporate sustainability factors into our investment process. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies to encourage sound sustainability practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate constructive dialogue with external stakeholders with the intent of positively influencing industry standards or practices that are aligned with our sustainability principles.
On the following page is a summary of some of the sustainability initiatives that we undertook in 2023.

1.Refers to investments where Brookfield has control and significant influence.
38    BROOKFIELD CORPORATION

ENVIRONMENTAL
Climate change mitigation and adaptation continues to be a key area of focus for our business. Brookfield believes it can contribute meaningfully to the global economy’s transition to net zero.
Increased transparency and alignment to the TCFD
Since becoming supporters of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. We have also implemented a climate risk assessment process to better understand the physical risk and transition risk and opportunity profile, across our businesses. We leverage the results of the assessment to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s business.
Decarbonization: Supporting the World’s Transition to a Net-Zero Economy
We recognize that the road to a net-zero economy will take time, requiring the alignment of government policy and technological development. We intend to support this goal by contributing operational and investment expertise to execute practical decarbonization strategies that will prepare businesses for the future economy. We also believe that decarbonization is an important long-term transition risk mitigation strategy that is complementary to preserving and enhancing value.
We remain focused on our sustainability approach, which, at its core, is aligned with our fiduciary duty to create long-term value for our investors and stakeholders, while managing our businesses responsibly. We will continue to buy long-life assets and businesses that can generate stable cash flows that grow over time. We believe that with proper management and stewardship, including preparing them for a low-carbon future, these assets will tend to increase in value over time.
We are focused on developing foundational processes to catalyze decarbonization and will continue to take action across all of our businesses. We are focused on providing support to our businesses through the sharing of best practices and resources, as well as regular and systematic monitoring to understand our progress.
Net Zero Asset Managers Initiative
To further our commitment to support the transition to a net zero carbon economy, Brookfield is a signatory to the Net Zero Asset Managers initiative. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner.
Following the formalization of our interim target commitment set in 2022, in 2023, and ahead of NZAM’s requirements, we increased our interim target commitment by $54 billion of assets under management. Our updated interim target commitment is to reduce emissions across $201 billion of assets under management by at least 50% from a 2020 base year.
An integral part of Brookfield’s net-zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:
a.We have control and therefore sufficient influence over the outcomes;
b.We could identify and implement actionable initiatives in the near term; and
c.We assessed it to be value accretive to do so over the life of the investment.
Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies.
2023 Annual Report    39

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across our assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve meaningful outcomes.
In addition to the work that we are undertaking with our existing assets, two years ago we launched the Brookfield Global Transition Fund I (“BGTF I”), the first in a series of funds for our transition strategy that is dedicated to accelerating the transition to a net-zero economy by catalyzing businesses onto net-zero pathways aligned with the goals of the Paris Agreement. BGTF II, launched in 2023, will follow the strategy of its predecessor fund, and invest in developing new clean energy capacity, scaling sustainable solutions and providing capital for transforming businesses in carbon-intensive sectors. At COP28, Brookfield and Altérra announced the creation of a multi-billion dollar Catalytic Transition Fund (“CTF”). CTF will have a differentiated and focused mandate, deploying capital exclusively for emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable living and climate technologies. In addition to driving impact through transition investing, including supporting the growth of significant new clean energy capacity, we are one of the world’s largest owners and operators of renewable power globally.
Water, Waste & Biodiversity
Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of biodiversity is an important component in achieving our net zero goals and managing physical risks as we strive to protect biodiversity and ecosystems near our businesses.
SOCIAL
Culture Matters: Human Capital Development
Our people are our most important asset—collaboration, entrepreneurship and discipline underpin our winning culture. Brookfield invests in its people and prepares them for future leadership. Everything Brookfield does, from its dealings with clients to the interactions among employees and executives, is governed by a sense of fair play. This has been critical to the success of the partnership in building relationships that are long-lasting and mutually rewarding. Brookfield’s firmwide culture is defined by mutual respect, teamwork and passion, and revolves around our core values:
•Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that Brookfield screens carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at the moment. Brookfield does not hire people just for a specific job; it hires for the potential of all the future positions they might hold and that will contribute to the larger success of the firm. Brookfield actively looks for people who want to learn, grow, and develop—and demonstrate a willingness to be stretched outside their comfort zone.
•Entrepreneurship: Our flat organization is results oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This idea is not uncommon, but Brookfield has encouraged its entrepreneurial spirit throughout its growth during the past 20 years. Brookfield looks for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.
40    BROOKFIELD CORPORATION

•Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. Brookfield expects employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.
The three attributes—collaboration, entrepreneurship, and discipline—form the foundation of Brookfield. By hiring talented people and giving them opportunities to move into different businesses, Brookfield has been able to build its expertise into a broad ecosystem that allows it to collaborate very effectively across different areas and geographies as needed. The teams draw on sound data and expertise to identify emergent themes—informing their investment process and enabling Brookfield to draw upon actionable intelligence for the benefit of its investors.
Employee Composition
Building a diverse, equitable and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all of our people to their potential. Our approach to diversity, equity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Our initial focus on gender diversity led to a significant increase in female representation at the senior levels. Over the past few years, we have applied the same disciplined human capital processes and development activities to foster more ethnic diversity and are immediately seeing the results of these efforts. Some of the more impactful initiatives are centered around how we hire, our succession process and how we engage our people. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns and MBA Associates. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences.
Occupational Health and Safety
Managing health and safety risk is an integral part of the management of our business. Our goal is to have zero serious safety incidents. We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices, support the continuous improvement of safety performance and help eliminate serious safety incidents. The initiative is overseen by the Safety Leadership Committee, which comprises senior operations executives from across our business groups and regions, and reports on health and safety trends and key initiatives are provided to the Board as part of the quarterly operational risk update. Portfolio company management is responsible for ensuring that their company’s health and safety policies and systems are developed, operationalized, and reviewed regularly to address their specific risk areas. Portfolio company CEOs report to their respective board of directors on safety performance, incidents, and the status of improvement initiatives.
Human Rights and Modern Slavery
In relation to human rights, we seek to act in a way that aligns with the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. We are committed to conducting our business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business. We strive to embed this into our core business activities, including training, communications, contracts and due diligence processes set out in our Human Rights and Anti-Modern Slavery Policy (“Human Rights Policy”), Sustainability Due Diligence Protocol and Vendor Management Program.
2023 Annual Report    41

Integrity, fairness and respect are hallmarks of our culture, including by carrying out our activities by respecting fundamental human rights and our efforts to identify and prevent human rights violations within our business and supply chain. We are committed to maintaining a workplace free of discrimination, violence and harassment and we expect our staff to act in a way which promotes a positive working environment. Our Human Rights Policy aims to codify our approach to minimizing the risk of modern slavery within our business and supply chain. We also have specific tools and processes aimed at identifying human rights and modern slavery as part of due diligence for new investments and which include risk assessments, remedies, training and governance.
In addition, our Human Rights Policy consolidates the relevant commitments set out in the Code, Sustainability Policy, financial crimes policies, and the Whistleblowing Policy. We also have several additional policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Vendor Code of Conduct and Anti-Money Laundering and Trade Sanctions Policy. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing them.
GOVERNANCE
Strong governance is essential to sustainable business operations, and we aim to conduct our business according to high ethical and legal standards.
Sustainability Regulation and Frameworks
Our governance practices are the foundation upon which we operate our business. We continue to adapt and enhance our policies to meet evolving standards and regulations in our industry, including legislation, guidelines and practices in all jurisdictions in which we operate.
We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.
Data Privacy and Cybersecurity
Data privacy and cybersecurity remain key sustainability focus areas. Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.

42    BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 55, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
During 2023, net income was supported by strong fundraising momentum in our Asset Management business, growth in our Insurance Solutions business, and the stable and resilient recurring cash flows of our Operating Businesses.
Net income was $5.1 billion in the current year, with $1.1 billion attributable to common shareholders ($0.61 per share) and $4.0 billion attributable to non-controlling interests.
The $90 million decrease in net income over the prior year was primarily attributable to:
•contributions from recent acquisitions, net of dispositions, mostly in our Infrastructure and Private Equity segments;
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives across our Infrastructure and Renewable Power and Transition segments, as well as lease commencements in our core portfolio within our Real Estate segment;
•an increase in other income and gains primarily due to disposition gains in our Private Equity and Infrastructure segments; and
•a decrease in income tax expense, primarily due to higher deferred tax recoveries in the current year; more than offset by
•an increase in interest expense of $4.8 billion, of which $1.4 billion related to incremental debt from recent acquisitions, $320 million from asset-level upfinancings, $69 million from higher rates on corporate borrowings, and $3.0 billion due to higher rates on variable rate debt obligations;
•a decrease in equity accounted income of $545 million as increased contributions from the growth in our Insurance Solutions business were more than offset by valuation decreases on certain investment properties;
•a decrease in fair value changes of $419 million, primarily related to valuation increases from mark-to-market gains on our investment in a U.S. department store chain and higher valuations in our real estate LP investments, more than offset by lower valuations on certain U.S. office assets and the impairment of goodwill at our healthcare services and asset impairment at our natural gas production, both within our Private Equity segment; and
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Infrastructure and Private Equity segments.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into rate base primarily within our Renewable Power and Transition and Infrastructure segments. These increases were partially offset by dispositions of certain assets primarily in our Private Equity segment.
1.See definition in Glossary of Terms beginning on page 135.
2023 Annual Report    43

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2023, 2022 and 2021:

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenues	$95,924	$92,769	$75,731	$3,155	$17,038
Direct costs[1]	(81,409)	(78,511)	(64,000)	(2,898)	(14,511)
Other income and gains	6,501	1,594	3,099	4,907	(1,505)
Equity accounted income	2,068	2,613	2,451	(545)	162
Expenses
Interest	(15,503)	(10,702)	(7,604)	(4,801)	(3,098)
Corporate costs	(69)	(122)	(116)	53	(6)
Fair value changes	(1,396)	(977)	5,151	(419)	(6,128)
Income tax expense	(1,011)	(1,469)	(2,324)	458	855
Net income	5,105	5,195	12,388	(90)	(7,193)
Non-controlling interests	(3,975)	(3,139)	(8,422)	(836)	5,283
Net income attributable to shareholders	$1,130	$2,056	$3,966	$(926)	$(1,910)
Net income per share	$0.61	$1.19	$2.39	$(0.58)	$(1.20)
1.Direct costs include $9.1 billion of depreciation and amortization expense for the year ended December 31, 2023 (2022 – $7.7 billion; 2021 – $6.4 billion).

2023 vs. 2022
Revenues for the year were $95.9 billion, an increase of $3.2 billion or 3% compared to 2022, primarily due to higher same-store results and the impact of recent acquisitions, net of dispositions, including:
•higher contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and increases to rate base;
•higher revenue from our Real Estate segment as a result of lease commencements in our core portfolio;
•growth of our Renewable Power and Transition segment due to higher realized pricing and inflation indexation on contracts; and
•revenues from recent acquisitions, net of the impact of dispositions, primarily in our Infrastructure and Private Equity segments; partially offset by
•lower volumes and unfavourable pricing at our road fuels operation in our Private Equity segment and lower hydrology in Canada and Colombia from our Renewable Power and Transition segment.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 46.
Direct costs increased by 4% or $2.9 billion as:
•lower fuel inventory costs at our road fuels operation and the impact of the deconsolidation upon disposition of our nuclear technology services operation within our Private Equity segment were more than offset by
•increased costs associated with inflation and organic growth at our Infrastructure and Renewable Power and Transition segments; and
•higher direct costs related to recent acquisitions, net of dispositions.
44    BROOKFIELD CORPORATION

Other income and gains of $6.5 billion primarily relate to the gains on the sale of our nuclear technology services operation in our Private Equity segment and our New Zealand data distribution business in our Infrastructure segment. The other income and gains in 2022 is primarily attributable to the gains on the sale of a Brazil power transmissions portfolio and North American container terminal operations in our Infrastructure segment.
Equity accounted income decreased by $545 million as increased contributions from the growth in our Insurance Solutions business were more than offset by decreases in the value of certain investment properties.
Interest expense of $15.5 billion, of which $14.9 billion relates to non-recourse financing, increased by $4.8 billion compared to 2022 due to incremental borrowings associated with acquisitions and refinancings, as well as higher interest rates on floating rate debt during 2023, partially offset by the impact of dispositions.
Fair value decreases were $1.4 billion during 2023, compared to $1.0 billion in the prior year. Valuation increases from mark-to-market gains on our U.S. department store chain and higher valuations in our real estate LP investments were more than offset by lower valuations on certain U.S. office assets and the impairment of goodwill at our healthcare services and asset impairment at our natural gas production, both within our Private Equity segment. Refer to pages 47 and 48 for a discussion on fair value changes.
We recorded an income tax expense of $1.0 billion for the year compared to $1.5 billion in the prior year mainly due to higher deferred tax recovery resulting from valuation changes in our real estate portfolio, partially offset by higher taxable income in 2023, mainly in our Infrastructure and Private Equity segments.
2022 vs. 2021
Revenues increased by $17.0 billion in 2022 due to:
•contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and increases to rate base;
•additions to revenue from our Renewable Power and Transition segment as a result of inflation indexation, recontracting initiatives, and higher global merchant power; and
•revenues from acquisitions during the year, net of the impact of dispositions; partially offset by
•unfavorable currency translation in our Infrastructure and Renewable Power and Transition segments, particularly due to the weakening of the Brazilian real and Colombian peso versus the U.S. dollar.
Direct costs increased by $14.5 billion in 2022 due to:
•cost saving initiatives across our businesses; more than offset by
•higher input prices and volumes at our road fuels operation within our Private Equity segment, and incremental costs associated with organic growth initiatives at our Infrastructure segment; and
•higher direct costs related to recent acquisitions, net of dispositions.
Other income and gains of $1.6 billion in 2022 primarily relate to the sale of our Brazil power transmission and North American container terminal operations in our Infrastructure segment. The decrease compared to 2021 is primarily due to higher gains on dispositions of certain assets in our Infrastructure segment in the prior year.
Equity accounted income increased by $162 million primarily due to organic growth.
Interest expense of $10.7 billion in 2022 increased due to higher interest rates and additional borrowings associated with acquisitions, partially offset by the impact of dispositions.
We recorded lower valuations of $977 million, compared to an increase in valuations of $5.2 billion in the prior year. Valuation increases on our investment properties within our real estate portfolio were more than offset by transaction related and other fair value changes.
Income tax expense decreased by $855 million to $1.5 billion in 2022, primarily due to lower taxable income and the recognition of previously unrealized tax losses.
2023 Annual Report    45

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for 2023:

	Acquisitions		Dispositions
FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$405	$405	$(13)	$(7)
Infrastructure	2,883	(115)	(123)	(77)
Private Equity	6,265	(138)	(5,491)	152
Real Estate and Other	866	(146)	(391)	(722)
	$10,419	$6	$(6,018)	$(654)
ACQUISITIONS
Recent acquisitions in 2023 contributed incremental revenues of $10.4 billion and net income of $6 million in the current year.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $405 million and net income of $405 million. These contributions were primarily due to the acquisition of a U.S. Renewable portfolio and the step up acquisition of our Spanish solar energy business in the fourth quarter of 2023, as well as a U.S. wind portfolio and a U.S. distributed generation portfolio which were acquired in the second half of 2022.
Infrastructure
Recent acquisitions contributed incremental revenues of $2.9 billion and a net loss of $115 million. These contributions were primarily from our residential infrastructure business operating in North America and Europe, which was acquired in the first quarter of 2023, as well as our global intermodal container logistics operation, which was acquired in the third quarter of 2023.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $6.3 billion and a net loss of $138 million. These contributions were primarily from the acquisition of our lottery services operation and dealer software and technology services operation, which were acquired in 2022.
Real Estate and Other
Recent acquisitions contributed incremental revenues of $866 million and a net loss of $146 million. These contributions were primarily from the acquisitions of a portfolio of luxury hotels across the U.S., as well as the acquisition of a European office asset, both acquired in the second half of 2022.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $6.0 billion and $654 million, respectively, in the year. The transactions that most significantly impacted our results were the dispositions in the fourth quarter of 2023 of our nuclear technology services operation and our North American road fuels operation, both within our Private Equity segment, as well as sales of certain office and residential properties within our Real Estate business throughout the year.

46    BROOKFIELD CORPORATION

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	Change
Investment properties	$(105)	$629	$(734)
Transaction related expenses, net of income	(608)	(533)	(75)
Financial contracts	337	(163)	500
Impairment and provisions	(1,276)	(293)	(983)
Other fair value changes	256	(617)	873
Total fair value changes	$(1,396)	$(977)	$(419)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities, maximize returns through a development or buy-fix-sell strategy, or recycle capital from the private funds of our Asset Management business.
The following table disaggregates investment property fair value changes within our Real Estate and Asset Management segments by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	Change
Asset Management Direct Investments – Real Estate LP Investments	$1,266	$2,202	$(936)
Real Estate – Core	(226)	75	(301)
Real Estate – Transitional and Development	(1,225)	(1,700)	475
Other investment properties	80	52	28
	$(105)	$629	$(734)
We discuss the key valuation inputs of our investment properties beginning on page 99.
Real Estate LP Investments
Valuation increases of $1.3 billion primarily relate to:
•higher valuations in our Australian senior living portfolio due to unit price uplifts and our U.S. logistics portfolio due to favourable market rent assumptions; and
•fair value uplifts in our Shanghai mixed use portfolio primarily due to higher occupancy rates; partially offset by
•discount and capitalization rate expansion at certain assets within our European office portfolio; and
•capitalization rate expansion and lower cash flows reflecting updated market assumptions at certain office and multifamily assets in the U.S.
In the prior year, valuation increases of $2.2 billion were primarily due to fair value uplifts in our U.S. logistics portfolio due to achievement of development milestones and higher markets, higher occupancy and cash flow assumptions from our Brazil office portfolio, and market price increases at our Australian senior living business. These increases were partially offset by discount and capitalization rate expansion to reflect market conditions at certain assets in Europe.
Core
Valuation decreases of $226 million were primarily related to higher cash flows in the retail portfolio, which were more than offset by lower cash flows at certain U.S. office assets as a result of updated leasing assumptions, and capitalization rate expansion at certain U.K. office and U.S. retail assets.
2023 Annual Report    47

Valuations increases of $75 million in the prior year were primarily due to higher cash flows from our retail assets reflecting higher rental growth assumptions for luxury retail tenants. These gains were partially offset by lower valuations across numbers U.S. offices due to discount rate increases and market assumptions.
Transitional and Development
Valuation decreases of $1.2 billion related to discount and capitalization rate expansion and lower rental growth assumptions at certain U.S. office assets, partially offset by valuation gains due to higher cash flows on certain assets in our U.S. retail portfolio.
Valuation decreases of $1.7 billion in the prior year related to unfavorable market rent and vacancy assumptions, and higher expected rent concessions based on leasing trends at our retail and office portfolios.
Other investment properties
Other valuation gains of $80 million were primarily due to the impact of decreased discount rates at our European hyperscale data center platform in our Infrastructure business.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $608 million for the year. These relate to transaction and restructuring costs on acquisitions, net of dispositions, within our Private Equity and Infrastructure segments, and transaction costs associated with upfinancings across our businesses.
The prior year transaction related expenses, net of income, of $533 million was mostly due to transaction costs and restructuring changes within our Private Equity segment. The expenses also include certain legal and professional costs in our Corporate Activities segment related to the listing and special distribution of our asset management business.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $337 million increase in fair value changes for the year, mostly attributable to gains on energy derivative and power contracts within our Renewable Power and Transition segment.
The decrease of $163 million in the prior year is mainly attributable to lower valuations on energy derivative and power contracts within our Renewable Power and Transition segment. The decrease also includes lower valuations of certain financial assets within our Corporate Activities segment.
Impairment and Provisions
Impairment and provisions expense of $1.3 billion in the year are primarily related to the impairment of goodwill at our healthcare services and asset impairment at our natural gas production, both within our Private Equity segment.
Other Fair Value Changes
Other fair value increases of $256 million for the year are primarily attributable to mark-to-market gains on our investment in a U.S. department store chain and at our Spanish solar energy business in our Renewable Power and Transition upon the step-up of our investment during the fourth quarter. These gains were partially offset by the disposition through a distribution in kind of our graphite electrode operation within our Private Equity group, as well as mark-to-market fair value changes on inventory at a natural gas storage asset in our Infrastructure group.
48    BROOKFIELD CORPORATION

INCOME TAXES
We recorded an aggregate income tax expense of $1.0 billion in 2023 (2022 – $1.5 billion), including current tax expenses of $1.9 billion (2022 – $1.3 billion) and deferred tax recovery of $897 million (2022 – expense of $191 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE YEARS ENDED DEC. 31	2023	2022	Change
Statutory income tax rate	26%	26%	—%
(Reduction)/increase in rate resulting from:
Portion of gains subject to different tax rates	(8)	(2)	(6)
Taxable income attributed to non-controlling interests	(6)	(3)	(3)
International operations subject to different tax rates	1	3	(2)
Recognition of deferred tax assets	(5)	(6)	1
Non-recognition of the benefit of current year tax losses	5	3	2
Non-deductible expenses	7	3	4
Other	(3)	1	(4)
Effective income tax rate	17%	25%	(8%)
In the current year, we realized gains on disposition that were subject to tax rates different to our statutory income tax rate. This contributed to an 8% reduction in our effective tax rate in the current year.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships, where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax expense. In other words, we are consolidating all of the income but only our share of the associated tax expense. This decreased our effective tax rate by 6% this year.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 1% increase in our effective tax rate this year. The difference will vary from year to year depending on the relative proportion of income or loss earned in each country.
In the current year, we recorded a deferred tax recovery primarily in respect of previously unrecognized tax attributes in our advanced energy storage operations and our solar power solutions within our Private Equity segment, which reduced our effective tax rate by 5%. Some of our operations generated tax losses in the period for which a tax benefit has not been recognized and certain expenses incurred were not deductible for tax purposes resulting in an increase to the effective tax rate of 5% and 7%, respectively.
2023 Annual Report    49

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at December 31, 2023, 2022, and 2021:

				Change
AS AT DEC. 31 (MILLIONS)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Assets
Property, plant and equipment	$147,617	$124,268	$115,489	$23,349	$8,779
Investment properties	124,152	115,100	100,865	9,052	14,235
Equity accounted investments	59,124	47,094	46,100	12,030	994
Cash and cash equivalents	11,222	14,396	12,694	(3,174)	1,702
Accounts receivable and other	28,512	27,378	21,760	1,134	5,618
Intangible assets	38,994	38,411	30,609	583	7,802
Goodwill	34,911	28,662	20,227	6,249	8,435
Other assets	45,563	45,975	43,259	(412)	2,716
Total assets	$490,095	$441,284	$391,003	$48,811	$50,281
Liabilities
Corporate borrowings	$12,160	$11,390	$10,875	$770	$515
Non-recourse borrowings of managed entities	221,550	202,684	165,057	18,866	37,627
Other non-current financial liabilities	29,624	27,679	27,718	1,945	(39)
Other liabilities	58,519	57,640	52,612	879	5,028
Equity
Preferred equity	4,103	4,145	4,145	(42)	—
Non-controlling interests	122,465	98,138	88,386	24,327	9,752
Common equity	41,674	39,608	42,210	2,066	(2,602)
Total equity	168,242	141,891	134,741	26,351	7,150
	$490,095	$441,284	$391,003	$48,811	$50,281
2023 vs. 2022
Total assets increased by $48.8 billion from the prior year to $490.1 billion as at December 31, 2023. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, mostly in our Infrastructure and Renewable Power and Transition segments. Net valuation increases recognized on our property plant and equipment during the year also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base during the year and cash used for acquisitions and debt repayments during the year. Total liabilities increased by $22.5 billion from the prior year to $321.9 billion as at December 31, 2023, primarily due to recently completed business combinations and asset acquisitions, net of dispositions.
50    BROOKFIELD CORPORATION

We have summarized the impact of business combinations for the year ended December 31, 2023 in the table below:

FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$228	$921	$22	$1,171
Accounts receivable and other	585	1,475	10	2,070
Other financial assets	47	1,519	1	1,567
Assets classified as held for sale	293	—	—	293
Investment properties	—	3,244	—	3,244
Property, plant and equipment	7,200	8,964	240	16,404
Intangible assets	8	4,020	83	4,111
Goodwill	1,674	5,334	203	7,211
Deferred income tax assets	97	—	—	97
Total assets	10,132	25,477	559	36,168
Less:
Accounts payable and other	(1,944)	(1,500)	(46)	(3,490)
Liabilities associated with assets classified as held for sale	(138)	—	—	(138)
Non-recourse borrowings	(2,868)	(9,084)	—	(11,952)
Deferred income tax liabilities	(333)	(1,558)	(47)	(1,938)
Non-controlling interests[1]	(414)	—	(1)	(415)
Preferred equity	—	(641)	—	(641)
	(5,697)	(12,783)	(94)	(18,574)
Net assets acquired	$4,435	$12,694	$465	$17,594
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
Summarized below are the key contributors to the year-over-year variances for the statement of financial position.
PP&E increased by $23.3 billion primarily as a result of:
•acquisitions and additions of $27.1 billion, which includes acquisitions of our North American and European residential infrastructure business, and our global intermodal logistics operation in our Infrastructure segment, and a U.S. renewable portfolio in our Renewable Power and Transition segment;
•revaluation surplus of $1.5 billion primarily attributable to increased occupancy rates and market rents in our hospitality portfolio within our real estate LP direct investments, and strong underlying performance from inflation and commissioning of capital projects in our Infrastructure business;
•the positive impact of foreign currency translation and other of $3.6 billion mostly due to the strengthening of the Brazilian real compared to the U.S. dollar, primarily in our Renewable Power and Transition segment; partially offset by
•depreciation of $6.4 billion during the year; and
•dispositions and assets reclassified as held for sale of $2.5 billion.
We provide a continuity of PP&E in Note 12 of the consolidated financial statements.
Investment properties predominantly consist of the company’s real estate assets. The balance as at December 31, 2023 increased by $9.1 billion, primarily due to:
•acquisitions and additions of $12.5 billion, driven by additions in our Real Estate segment and the acquisition of our European hyperscale data centre platform in our Infrastructure segment; and
2023 Annual Report    51

•the positive impact of foreign currency translation and other of $788 million; partially offset by
•asset sales and the reclassification of certain assets to held for sale of $4.3 billion, primarily related to office and retail properties from our Real Estate segment.
We provide a continuity of investment properties in Note 11 of the consolidated financial statements.
Equity accounted investments increased by $12.0 billion in the year to $59.1 billion, primarily due to:
•additions, net of disposals, of $10.8 billion;
•our proportionate share of comprehensive income of $2.8 billion; partially offset by
•the impact of foreign currency translation and other items of $541 million;
•distributions and returns of capital received of $2.1 billion.
We provide a continuity of equity accounted investments in Note 10 of the consolidated financial statements.
Cash and cash equivalents decreased by $3.2 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increases of $583 million and $6.2 billion in our intangible assets and goodwill balances, respectively, primarily relate to the acquisition of our North American and European residential infrastructure business within our Infrastructure segment as noted above, partially offset by the deconsolidation of our nuclear technology services operation and technology services operation in our Private Equity segment, as well as intangible amortization expense across all segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The decrease of $412 million is mainly a result of:
•an increase in other financial assets of $1.4 billion driven by acquisitions in our Real Estate business, as well as toehold and opportunistic financial asset positions entered into during the year, and growth of our Australian residential mortgage lender in our Private Equity business; which was more than offset by
•a decrease in inventory of $1.4 billion driven by the sale of our nuclear technology services operation and automotive aftermarket parts remanufacturing operation, and decreased inventory at our road fuel operations, all within our Private Equity business; and
•a decrease in assets held for sale of $341 million largely attributable to the disposition of a 378 MW hydroelectric portfolio and wind and solar assets in our Renewable Power and Transition segment and Indian toll road operations in our Infrastructure segment. This was partially offset by the classification to held for sale of office and retail properties from our Real Estate segment.
Corporate borrowings increased by $770 million primarily from the issuance of $550 million and $700 million 10-year U.S. term notes in June and December 2023, respectively, partially offset by the repayment of maturing term notes.
Non-recourse borrowings of managed entities increased by $18.9 billion, primarily due to acquisitions, incremental borrowings and upfinancings in our Infrastructure and Renewable Power and Transition segments, net of borrowings reclassified to held for sale, partially offset by the disposition of our nuclear technology services operation in our Private Equity segment.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The increase of $1.9 billion was primarily due to acquisitions, incremental borrowings and upfinancings in our Infrastructure and Renewable Power and Transition segments.
52    BROOKFIELD CORPORATION

The increase of $879 million in other liabilities was primarily due to an increase in deferred income tax liabilities mainly as a result of acquisitions completed primarily within our Infrastructure and Renewable Power and Transition segments.
2022 vs. 2021
Total assets as at December 31, 2022 were $441.3 billion, compared to $391.0 billion as at December 31, 2021. The increase is due to business combinations and asset acquisitions, net of dispositions, mostly in our Private Equity and Real Estate segments. Net valuation increases recognized on our PP&E during the year also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base during the year. Total liabilities as at December 31, 2022 were $299.4 billion, compared to $256.3 billion as at December 31, 2021, increasing primarily due to business combinations and asset acquisitions, net of dispositions as discussed above.
PP&E increased by $8.8 billion in 2022 primarily as a result of acquisitions, net of dispositions, completed across our segments and revaluation surplus largely in our Renewable Power and Transition segment. These increases were partially offset by depreciation and foreign exchange translation impact.
Investment properties were $14.2 billion higher at the end of 2022 compared to 2021 primarily due to the purchase of investment properties and valuation gains in our Real Estate segment. These increases were partially offset by asset sales, reclassifications to assets held for sale, and the impacts of foreign currency translation.
Equity accounted investments were $47.1 billion as at December 31, 2022, an increase of $994 million compared to 2021. The increase was mainly due to the additions, net of disposals, and our proportionate share of comprehensive income. These were partially offset by returns of capital and foreign currency translation impact.
Cash and cash equivalents increased by $1.7 billion as at December 31, 2022 compared to 2021. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $7.8 billion and $8.4 billion in our intangible assets and goodwill balances, respectively, were related to the acquisitions of our dealer software and technology services operations, our lottery services operation, and our Australian residential mortgage lender in our Private Equity segment, partially offset by amortization expense.
Other assets increased by $2.7 billion primarily as a result of the acquisition of an Australian residential mortgage lender in our Private Equity segment, higher inventory on hand at our solar power solutions, and higher prices at our road fuels operation within our Private Equity segment. This was partially offset by the reclassification of certain assets within our Real Estate and Infrastructure segments to held for sale.
Corporate borrowings increased by $515 million in 2022 due to the C$1 billion ($738 million) 10-year bond issuance, $400 million green bond issuance and $400 million re-opening of our 2028 notes, partially offset by the repayment of outstanding commercial paper in the year.
Non-recourse borrowings increased by $37.6 billion in 2022, net of borrowings reclassified to held for sale, largely attributable to acquisitions in our Private Equity and Real Estate segments.
Other non-current financial liabilities remained largely consistent with 2021.
Other liabilities increased by $5.0 billion in 2022 primarily attributable to acquisitions completed in the year and an increase in deferred income tax liabilities mainly as a result of revaluation of PP&E in our Renewable Power and Transition and Real Estate segments. Refer to Part 4 – Capitalization and Liquidity for more information.

2023 Annual Report    53

EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the year-over-year variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Common equity, beginning of year	$39,608	$42,210
Changes in period
Net income attributable to shareholders	1,130	2,056
Other comprehensive income	803	(263)
Common dividends	(436)	(879)
Common dividends – special distribution	—	(2,356)
Preferred dividends	(166)	(150)
Repurchases, net of equity issuances	(580)	(565)
Ownership changes and other	1,315	(445)
	2,066	(2,602)
Common equity, end of year	$41,674	$39,608
Common equity increased by $2.1 billion to $41.7 billion during the year, primarily due to:
•net income attributable to common shareholders of $1.1 billion; and
•other comprehensive income of $803 million, primarily due to unrealized mark-to-market movements on commodity hedges and financial assets; and
•ownership changes and other of $1.3 billion primarily attributable to the increase in the value of our investment in BNRE as a result of the adoption of IFRS 17, Insurance Contracts (“IFRS 17”) at the beginning of 2023. In addition, gains were recognized on common equity upon issuance of BIPC shares in connection with the acquisition of our intermodal logistics operation in the third quarter of 2023; partially offset by
•distributions of $602 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $580 million, mainly related to the repurchase of 20.2 million Class A Limited Voting Shares (“Class A shares”) during the year.

54    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Brookfield Asset Management	$2,247	$2,377
Brookfield Renewable	25,677	21,651
Brookfield Infrastructure	31,479	23,030
Brookfield Business Partners	15,241	16,026
Brookfield Property Group	35,314	29,321
Other participating interests	12,507	5,733
	$122,465	$98,138
Non-controlling interests increased by $24.3 billion during the year, primarily due to:
•capital raised from third parties, net of distributions, of $14.4 billion, primarily related to the acquisitions of our North American and European residential infrastructure business, our global intermodal logistics operation and our European hyperscale data center platform in our Infrastructure segment, our nuclear technology services operation in our Renewable Power and Transition business, as well as inflows from capital deployed by our flagship funds;
•comprehensive income attributable to non-controlling interests, which totaled $6.9 billion; and
•ownership changes of $3.0 billion.
CONSOLIDATION AND FAIR VALUE ACCOUNTING
As a Canadian domiciled public corporation, we report under IFRS, while many other issuers that may be considered peers report under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). There are many differences between U.S. GAAP and IFRS, but the two principal differences affecting our consolidated financial statements compared to those of other issuers are consolidation and fair value accounting.
In particular, U.S. GAAP allows some issuers to report certain investments, which qualify as variable interest entities, at fair value on one line on their balance sheet on a net basis as opposed to consolidating the underlying funds that the investment is held in. This approach is not available under IFRS. This can create significant differences in the presentation of our financial statements as compared to other issuers.
CONSOLIDATION
Our consolidation conclusions under IFRS may differ from other issuers who report under U.S. GAAP for two primary reasons:
•U.S. GAAP uses a voting interest model or a variable interest model to determine consolidation requirements, depending on the circumstances, whereas IFRS uses a control-based model. We generally have the contractual ability to unilaterally direct the relevant activities of the funds managed by our asset management business; and;
•we generally invest significant amounts of capital alongside clients of our asset management business and partners, which means that we earn meaningful returns as a principal investor in addition to our share of asset management returns compared to others who may act solely as an agent.
2023 Annual Report    55

As a result, in many cases, we control entities in which we hold only a minority economic interest. For example, a Brookfield-sponsored private fund to which we have committed 30% of the capital may acquire 60% of the voting interest in an investee company. The contractual arrangements generally provide us with the irrevocable ability to direct the funds’ relevant activities. Based on these facts, we would control the investment because we exercise decision-making power over a controlling interest of that business and our 18% economic interest provides us with exposure to the variable returns of a principal.
All entities that we control are consolidated for financial reporting purposes. As a result, we include 100% of these entities’ revenues and expenses in our Consolidated Statements of Operations, even though a substantial portion of their net income is attributable to non-controlling interests. Furthermore, we include all of the assets, liabilities, including non-recourse borrowings, of these entities in our Consolidated Balance Sheets, and include the portion of equity held by others as non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our perpetual affiliates to our asset management business are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues1 while only attributed their proportionate share of the listed affiliates’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
FAIR VALUE ACCOUNTING
Under U.S. GAAP, many issuers who may be considered our peers account for their funds as investment companies and reflect their investments at fair value.
Under IFRS, as a parent company, we are required to look through our consolidated and equity accounted investments and account for their assets and liabilities under the applicable IFRS guidance. We reflect a large number of assets at fair value, namely our commercial properties, renewable power facilities and certain infrastructure assets which are typically recorded at amortized cost under U.S. GAAP. However, there are other assets that are not subject to fair value accounting under IFRS and are therefore carried at amortized cost, which would be more consistent with U.S. GAAP.
Under both IFRS and U.S. GAAP, the value of the activities of our asset management business is generally not reflected on the balance sheet despite being a material component of the value of our business.
For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 – Accounting Policies and Internal Controls.

1.See definition in Glossary of Terms beginning on page 135.
56    BROOKFIELD CORPORATION

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Year-End Spot Rate			Appreciation/(Depreciation) against U.S. Dollar		Average Rate			Appreciation/(Depreciation) against U.S. Dollar
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Australian dollar	0.6812	0.6813	0.7262	—%	(6)%	0.6644	0.6949	0.7515	(4)%	(8)%
Brazilian real[1]	4.8403	5.2165	5.5804	8%	7%	4.9953	5.1644	5.3969	3%	5%
British pound	1.2731	1.2083	1.3532	5%	(11)%	1.2439	1.2372	1.3759	1%	(10)%
Canadian dollar	0.7547	0.7382	0.7913	2%	(7)%	0.7412	0.7690	0.7979	(4)%	(4)%
Colombian peso[1]	3,854.9	4,852.5	4,064.9	26%	(16)%	4,320.5	4,260.5	3,747.7	(1)%	(12)%
Euro	1.1039	1.0705	1.1370	3%	(6)%	1.0816	1.0538	1.1831	3%	(11)%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were higher than December 31, 2022 for all of our significant non-U.S. dollar investments with the exception of the Australian dollar. As at December 31, 2023, our common equity of $41.7 billion was invested in the following currencies: U.S. dollars – 52% (December 31, 2022 – 48%); British pounds – 12% (December 31, 2022 – 15%); Brazilian reais – 7% (December 31, 2022 – 7%); Australian dollars – 6% (December 31, 2022 – 7%); Canadian dollars – 5% (December 31, 2022 – 7%); Euro – 7% (December 31, 2022 – 5%); and other currencies – 11% (December 31, 2022 – 11%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	Change
Australian dollar	$(45)	$(685)	$640
Brazilian real	983	783	200
British pound	705	(1,613)	2,318
Canadian dollar	335	(1,015)	1,350
Colombian peso	1,226	(772)	1,998
Euro	628	(422)	1,050
Other	(38)	(1,129)	1,091
Total cumulative translation adjustments	3,794	(4,853)	8,647
Currency hedges[1]	(1,953)	2,834	(4,787)
Total cumulative translation adjustments net of currency hedges	$1,841	$(2,019)	$3,860
Attributable to:
Shareholders	$271	$(542)	$813
Non-controlling interests	1,570	(1,477)	3,047
	$1,841	$(2,019)	$3,860
1.Includes deferred income tax recovery of $72 million (2022 – expense of $87 million).
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $1.8 billion for the year ended December 31, 2023, of which our share was $271 million. This was attributable to the higher year-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low as at December 31, 2023.
2023 Annual Report    57

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during 2023, 2022 and 2021, are summarized in the following table.

	Distribution per Security
	2023	2022	2021
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.28	$0.56	$0.52
Special distribution to Class A and B shares[3,4]	—	8.00	0.36
Class A Preferred Shares
Series 2	0.89	0.51	0.34
Series 4	0.89	0.51	0.34
Series 8[5]	—	0.75	0.47
Series 9[6]	—	0.58	0.55
Series 13	0.89	0.51	0.34
Series 15[7]	—	0.45	0.12
Series 17	0.88	0.91	0.95
Series 18	0.88	0.91	0.95
Series 24	0.60	0.62	0.62
Series 25[8]	—	—	0.24
Series 26[9]	0.71	0.72	0.69
Series 28[10]	0.85	0.70	0.54
Series 30[11]	1.13	0.90	0.93
Series 32[12]	1.02	0.97	1.01
Series 34	0.82	0.85	0.89
Series 36	0.90	0.93	0.97
Series 37	0.91	0.94	0.98
Series 38	0.66	0.69	0.71
Series 40	0.75	0.77	0.80
Series 42	0.60	0.63	0.71
Series 44	0.93	0.96	1.00
Series 46[13]	1.00	1.01	0.96
Series 48[14]	1.15	0.91	0.95
Series 51[5]	1.12	—	—
Series 52[6]	0.45	—	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Combined, the Corporation’s and Brookfield Asset Management Ltd.’s 2023 quarterly dividend would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase compared to the 2022 dividend prior to the special distribution, assuming that shareholders retained the Brookfield Asset Management Ltd. shares received upon completion of the special distribution in December 2022.
3.Distribution of one Class A and one Class B share of Brookfield Asset Management Ltd. for every four Corporation Class A Shares and Corporation Class B Shares held as of the close of business of December 2, 2022, valued based on the share price of $32.00 per share of Brookfield Asset Management Ltd. on the date of the special distribution of the asset management business.
4.Distribution of one Class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. (now Brookfield Reinsurance Ltd.) for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
5.All Series 8 shares were converted to Series 51 shares as part of the special distribution of the asset management business in December 2022.
6.All Series 9 shares were converted to Series 52 shares as part of the special distribution of the asset management business in December 2022.
7.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
8.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
9.Dividend rate reset commenced March 31, 2022.
10.Dividend rate reset commenced June 30, 2022.
11.Dividend rate reset commenced December 31, 2022.
12.Dividend rate reset commenced October 1, 2023.
13.Dividend rate reset commenced March 31, 2022.
14.Dividend rate reset commenced December 31, 2022.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
58    BROOKFIELD CORPORATION

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$24,518	$24,441	$23,668	$23,297	$24,213	$23,418	$23,256	$21,882
Net income	3,134	35	1,512	424	44	716	1,475	2,960
Net income (loss) to shareholders	699	230	81	120	(316)	423	590	1,359
Per share
– diluted	$0.42	$0.12	$0.03	$0.05	$(0.23)	$0.24	$0.34	$0.81
– basic	0.43	0.12	0.03	0.05	(0.23)	0.25	0.35	0.84
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$(1,326)	$(170)	$62	$38	$(1,811)	$(549)	$(397)	$1,780
Income taxes	(87)	(241)	(409)	(274)	(95)	(525)	(141)	(708)
Net impact	$(1,413)	$(411)	$(347)	$(236)	$(1,906)	$(1,074)	$(538)	$1,072
2023 Annual Report    59

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased compared to the prior quarter due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our transitional and development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity Segment. The lower net income in the quarter is primarily attributable to fair value decreases on our transitional and development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our transitional and development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuations of our real estate LP Investments, partially offset by higher income taxes.

60    BROOKFIELD CORPORATION

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Insurance Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM were presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
For our Asset Management and Insurance Solutions segments, we primarily measure operating performance using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Insurance Solutions business includes our equity accounted interest in BNRE, a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
1.See definition in Glossary of Terms beginning on page 135.
2023 Annual Report    61

vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	DE1			FFO1,2 / NOI[1,2]			Common Equity
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Asset Management	$3,124	$3,499	$(375)				$19,484	$19,645	$(161)
Insurance Solutions	740	388	352				6,144	3,996	2,148
Operating Businesses
Renewable Power and Transition				$418	$401	$17	4,887	5,274	(387)
Infrastructure				653	576	77	2,537	2,524	13
Private Equity				1,876	857	1,019	3,291	2,439	852
Real Estate				3,616	3,472	144	22,413	22,825	(412)
Corporate Activities				(463)	(366)	(97)	(17,082)	(17,095)	13
Total	$4,806	$5,229	$(423)				$41,674	$39,608	$2,066
1.DE is the key performance metric for the Asset Management and Insurance Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 135.
During the year, we generated strong results with DE1 of $4.8 billion. DE before realizations1 were $4.2 billion for the year. After adjusting for the impact of the special distribution of a 25% interest in our asset management business in December 20222, DE before realizations increased by $398 million or 10% compared to the prior year. The increase over the year is attributable to inflows from continued fundraising momentum and capital deployment in our Asset Management business, the scaling of our Insurance Solutions business, and the resilient performance of our Operating Businesses.
Our Asset Management business generated DE before realizations of $2.6 billion in the current year. BAM benefited from a strong year of fundraising and capital deployment, with growth in FRE1 supported by significant inflows from our infrastructure, real estate, global transition, and private equity funds, and capital deployed at our perpetual strategies and long-term credit funds, resulting in a $39 billion or 9% increase in fee-bearing capital1 over the prior year. Distributions from our direct investments were $876 million in the current year.

1.See definition in Glossary of Terms beginning on page 135.
2.See reconciliation in Part 1 – Our Business and Strategy – Liquidity and Capitalization on page 33 of this MD&A.
62    BROOKFIELD CORPORATION

Insurance Solutions DE increased by $352 million compared to prior year primarily driven by strong performance of our investment portfolio and the scaling of our asset base.
Renewable Power and Transition’s FFO increased by $17 million compared to the prior year primarily due to contributions from inflation indexation, strong energy prices at our facilities in the U.S., net acquisitions, and gains on the sale of non-core assets, partially offset by lower hydrology as well as higher interest expense from increased borrowings and higher rates on floating rate debt.
Infrastructure’s FFO increased by $77 million compared to the prior year. This was primarily driven by inflation indexation, volume growth across the majority of our critical infrastructure networks, the commissioning of capital projects, and net acquisition activity, partially offset by increased interest expense due to additional borrowings.
Private Equity’s FFO increased by $1.0 billion compared to the prior year due to same-store contributions from our residential mortgage insurer, our lottery services operation, and our advanced energy storage operation. Increase in FFO was also supported by disposition gains from the sale of our nuclear technology services operation and contributions from recent acquisitions net of dispositions, partially offset by increased interest expense primarily due to upfinancings and higher rates on floating rate debt.
NOI from our Real Estate business increased by $144 million compared to the prior year, primarily due to same store growth supported by the strong performance of our core properties and receipt of a one-time lease payment.
Common equity increased by $2.1 billion to $41.7 billion in the year ended December 31, 2023 primarily due to comprehensive income and the impact of ownership changes, partially offset by distributions to common and preferred equity holders and share repurchases. Refer to Part 2 – Review of Consolidated Financial Results for details.
2023 Annual Report    63

ASSET MANAGEMENT
BUSINESS OVERVIEW
Our Asset Management business is one of the leading global alternative asset managers, with over $900 billion of assets under management as at December 31, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit.
The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
The collaboration between the 2,400+ investment and asset management professionals in our asset management business and approximately 240,000 operating employees located in over 30 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and leveraging our global presence, the synergies of our business and large-scale, flexible capital to achieve strong returns across market cycles.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, our Asset Management business earns base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our Asset Management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital1 and in turn higher fee revenues, fee-related earnings and realized carried interest over time.
We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate and private equity funds managed by BAM, opportunistic credit funds managed by Oaktree, and other investments.
OUTLOOK AND GROWTH INITIATIVES
Alternative assets provide an attractive investment opportunity to institutional and high net worth investors. These asset classes also provide investors with alternatives to fixed income investments by providing a strong, inflation-linked return profile. Institutional investors, in particular pension funds, must earn and generate returns to meet their long-term obligations while protecting their capital. As a result, inflows to alternative asset managers are continuing to grow and managers are focused on new product development to meet this demand.
Our business model has proven to be resilient through economic cycles, due to our strong foundation and discipline. Overall, our business is stronger and more diversified than ever and well positioned to deliver continued growth.

1.See definition in Glossary of Terms beginning on page 135.
64    BROOKFIELD CORPORATION

Our private fund strategies continue to attract strong interest from our clients, leading to $93 billion of capital raised across our flagship and complementary strategies during 2023. We held the final closes of our largest ever infrastructure strategy and our largest ever private equity strategy, raising $30 billion and $12 billion, respectively, as well as the final close of the world’s largest private infrastructure debt fund raising over $6 billion in capital. We are making good progress on our fundraising for the next round of our flagship funds and we anticipate additional inflows of approximately $50 billion upon the closing of American Equity Life (“AEL”).
In addition, we are also actively progressing new growth strategies, including transition, insurance, secondaries, and technology. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
We continue to expand our investor base through existing relationships and new channels. As at December 31, 2023, we had over 2,300 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors. Our private wealth channel also continues to grow and represents over 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
Long-term Private Funds – $245.5 billion fee-bearing capital1
Our Asset Management business manages and earns fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, our asset management business earns:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables our business to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $148.6 billion fee-bearing capital
Our Asset Management business manages the perpetual capital in our perpetual affiliates, as well as in its core and core plus private funds, which can continually raise new capital. From these perpetual strategies, our business earns:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of its perpetual private funds.
2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on its perpetual private funds.
Liquid Strategies – $62.9 billion fee-bearing capital
Our Asset Management business manages publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. Our business earns base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
1.See definition in Glossary of Terms beginning on page 135.
2023 Annual Report    65

SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		DE		Common Equity
	Ref.	2023	2022	2023	2022
BAM	i	$1,678	$2,061	$7,126	$6,884
Realized carried interest	ii	570	555	—	—
Direct investments	iii	876	883	12,358	12,761
Realized disposition gains		11	179	—	—
		$3,135	$3,678	$19,484	$19,645

Generated carried interest
Generated in period		$1,833	$2,475
Foreign exchange		182	(185)
		2,015	2,290
Less: direct costs		(727)	(743)
Generated carried interest, net	iv	1,288	1,547
Less: generated carried interest not attributable to the Corporation		(169)	(129)
Total generated carried interest, net		$1,119	$1,418
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT DEC. 31 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2023	Total 2022
Renewable Power and Transition	$31,187	$22,700	$—	$53,887	$47,218
Infrastructure	52,220	47,290	—	99,510	85,887
Private Equity	33,249	5,600	—	38,849	39,317
Real Estate	72,037	28,951	—	100,988	103,025
Credit and other	56,795	44,031	62,938	163,764	142,416
December 31, 2023	$245,488	$148,572	$62,938	$456,998	n/a
December 31, 2022	$218,992	$135,575	$63,296	n/a	$417,863
We have approximately $47 billion of additional committed capital that does not currently earn fees but will generate approximately $470 million in annual fees once deployed.
66    BROOKFIELD CORPORATION

Fee-bearing capital increased by $39.1 billion during the year. The changes are set out in the following table:

AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, December 31, 2022	$47,218	$85,887	$39,317	$103,025	$142,416	$417,863
Inflows	6,848	14,059	4,424	12,042	35,807	73,180
Outflows	—	(6)	—	(508)	(19,848)	(20,362)
Distributions	(1,626)	(3,062)	(1,200)	(5,415)	(4,977)	(16,280)
Market valuation	1,757	2,241	(816)	(3,016)	7,906	8,072
Other	(310)	391	(2,876)	(5,140)	2,460	(5,475)
Change	6,669	13,623	(468)	(2,037)	21,348	39,135
Balance, December 31, 2023	$53,887	$99,510	$38,849	$100,988	$163,764	$456,998
Renewable power and transition fee-bearing capital increased by $6.7 billion, due to:
•inflows from capital raised for our second vintage global transition fund, fifth infrastructure flagship fund, capital market issuances, as well as capital deployed across our fund strategies; and
•increase in market valuations as a result of higher market capitalization of BEP; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital increased by $13.6 billion, due to:
•inflows from capital raised for our fifth flagship infrastructure fund, capital market issuances, as well as capital deployed in other fund strategies; and
•increase in market valuations as a result of higher market capitalization of BIP; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital decreased by $468 million, due to:
•inflows from capital raised as part of the final close of our sixth flagship private equity fund and capital deployed in other strategies; more than offset by
•the end of the management fee period for one of our legacy funds; and
•distributions paid to BBU’s unitholders and capital returned to investors across our long-term private funds.
Real estate fee-bearing capital decreased by $2.0 billion, due to:
•capital raised from the first close of our fifth flagship real estate fund, as well as capital deployed across other fund strategies; more than offset by
•distributions from our perpetual strategies, flagship and other private funds;
•decrease from the end of the commitment period for one of our legacy funds; and
•lower market valuation of certain assets across our perpetual fund strategies.
Credit and other fee-bearing capital increased by $21.3 billion, due to:
•inflows from capital deployed within our long-term private funds (specifically our eleventh and twelfth flagship opportunistic credit fund), as well as inflows from our Insurance Solutions business;
•increase in market valuations in our liquid strategy and open-ended credit portfolios; partially offset by
•outflows and redemptions from our liquid and perpetual strategies.
2023 Annual Report    67

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $19.2 billion during the year to $237.3 billion as at December 31, 2023 (December 31, 2022 – $218.1 billion). The increase primarily relates to capital committed in our fifth flagship real estate fund, fifth flagship infrastructure fund, second global transition fund, and sixth flagship private equity fund, as well as capital deployed in our third infrastructure debt fund and in our eleventh and twelfth opportunistic credit funds, partially offset by the return of capital across various funds.
As at December 31, 2023, $165.8 billion of carry eligible capital was deployed (December 31, 2022 – $149.3 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $71.5 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2022 – $68.8 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Fee revenues[1]
Base management fees	$3,956	$3,620
Incentive distributions	378	335
Transaction and advisory fees	47	93
	4,381	4,048
Less: direct costs	(2,014)	(1,792)
	2,367	2,256
Less: fee-related earnings not attributable to the Corporation	(126)	(148)
Fee-related earnings	2,241	2,108
Cash taxes	(196)	(98)
Other income (expense)	154	(14)
Add back: equity-based compensation costs	39	100
BAM distributable earnings	2,238	2,096
Amounts not attributable to the Corporation[1]	(560)	(35)
BAM distributable earnings at our share	$1,678	$2,061
1.Amounts not attributable to the Corporation in 2022 include results prior to the special distribution of a 25% interest in our asset management business in December 2022.

1.See definition in Glossary of Terms beginning on page 135.
68    BROOKFIELD CORPORATION

Fee-related earnings increased to $2.2 billion, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.
Base management fees increased by $336 million to $4.0 billion, representing a 9% increase from the prior year. The increase is broken down as follows:
•$163 million increase from our infrastructure business due to contributions from our fifth flagship infrastructure fund, which held its final close in November 2023;
•$72 million increase from our credit and other business due to capital deployed within our flagship opportunistic and other closed-ended credit funds;
•$60 million increase from our real estate business largely due to a full year of fees earned from our fourth flagship real estate fund and capital raised in our fifth flagship real estate fund;
•$37 million increase from our private equity business primarily due to the capital raised for our sixth flagship private equity fund, which held its final close in the third quarter of 2023; and
•$4 million increase from our renewable power and transition business due to contributions from our fifth flagship infrastructure fund and global transition fund, which were partially offset by decreased capitalization of BEP due to a lower trading price.
Incentive distributions across our perpetual affiliates increased by $43 million to $378 million, due to higher distributions paid by BIP and BEP versus the prior year.
The margin on our fee-related earnings, including our 68% share of Oaktree’s fee-related earnings, decreased to 56% in the current period (2022 – 58%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 54% in the current period (2022 – 56%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $222 million from the prior year as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the year, we realized $570 million of carried interest, net of direct costs (2022 – $555 million), which were primarily driven by realizations from flagship funds within our private equity, infrastructure and real estate businesses, as well as from our perpetual credit funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $876 million was $7 million lower than the prior year. The decrease is mainly attributable to lower cash distributions received compared to the prior year.
During the year, BNRE acquired an economic interest in $1.6 billion of high quality real estate from the Corporation in exchange for the Corporation receiving an increased stake in BNRE.
2023 Annual Report    69

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2023			2022
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$9,143	$(3,021)	$6,122	$7,747	$(2,562)	$5,185
In-period change
Generated in period	1,833	(677)	1,156	2,475	(783)	1,692
Foreign currency revaluation	182	(50)	132	(185)	40	(145)
	2,015	(727)	1,288	2,290	(743)	1,547
Less: realized	(1,006)	372	(634)	(894)	284	(610)
	1,009	(355)	654	1,396	(459)	937
Accumulated unrealized, end of period	10,152	(3,376)	6,776	9,143	(3,021)	6,122
Carried interest not attributable to the Corporation	(1,230)	612	(618)	(1,060)	547	(513)
Accumulated unrealized, end of period, net	$8,922	$(2,764)	$6,158	$8,083	$(2,474)	$5,609
Unrealized carried interest generated in the current year before foreign exchange and associated costs was $1.8 billion primarily related to increased valuations in our infrastructure, private equity, and credit businesses.
Accumulated unrealized carried interest, at our share1, totaled $8.9 billion as at December 31, 2023. We estimate approximately $2.8 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $4.9 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 135.
70    BROOKFIELD CORPORATION

INSURANCE SOLUTIONS
BUSINESS OVERVIEW
•Our Insurance Solutions business is a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk-adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
•Our capital invested in our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd. (“BNRE”)1. BNRE is listed on the NYSE and TSX. We refer to BNRE as a “paired entity” to the Corporation as (i) the BNRE class A and class A-1 shares (a) are exchangeable into Brookfield Class A shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares, and (ii) the Corporation owns 100% of the BNRE class C shares, which entitles the Corporation to the residual economic interest in BNRE.
•The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
OPERATIONS
Direct Insurance
•Our direct insurance business includes direct origination of life, annuity and property and casualty insurance policies mainly across the U.S., operating through two of our operating companies. American National1, which we acquired in May 2022, originates life, annuity and property and casualty insurance policies. Argo1, which we acquired in November 2023, operates property and casualty business through their leading specialty platform.
Reinsurance
•Our reinsurance business focuses primarily on the reinsurance of annuity-based products, and primarily seeks to transact with direct insurers and other reinsurers. The business seeks to reinsure three types of annuity products: fixed annuities, fixed index annuities, and payout annuities.
•Our reinsurance subsidiaries currently have in place reinsurance and retrocession agreements with two third-parties to reinsure a block of U.S. annuities and fixed indexed annuities.
Pension Risk Transfer (“PRT”)
•Our PRT business is primarily operated in Canada and the U.S., typically by issuing a single premium group annuity contract to a pension plan, which permits the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet. Our Canadian PRT business is operated through a Canadian domiciled, licensed and regulated direct life insurance company. Our U.S. PRT business is operated through American National.

1.See definition in Glossary of Terms beginning on page 135.
2023 Annual Report    71

OUTLOOK AND GROWTH INITIATIVES
Our Insurance Solutions business seeks to match our insurance liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns. In doing so, our Insurance Solutions business leverages our broader Brookfield platforms to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our Brookfield platforms and relationships provide us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
We continue to scale our asset base and leverage our investment origination capabilities to drive earnings growth. As at the end of 2023, our insurance assets increased to approximately $60 billion, with the close of Argo and the origination of new annuity policies, and annualized earnings in this business were $940 million. With the closing of AEL expected shortly, our Insurance Solutions business will grow to over $100 billion of assets and $1.3 billion of annualized earnings. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation.
We continue to grow our Insurance Solutions business by writing insurance policies through our existing operating platforms and expanding our reach to other international markets.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Insurance Solutions business’ financial performance and is equivalent to its DE1. The following table disaggregates our Insurance Solutions segment’s DOE to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Net investment income	$2,269	$1,205
Cost of insurance	(1,265)	(683)
Interest expense	(193)	(110)
Operating expenses and other	(66)	(24)
Distributable operating earnings, gross	745	388
Less: Amounts not attributable to the Corporation	(5)	—
Distributable operating earnings, net	$740	$388
Our DOE was $740 million, a $352 million increase from the prior year primarily driven by strong performance of our investment portfolio and the scaling of our asset base. During the year, total insurance assets increased to approximately $60 billion. Approximately $5 billion of such assets were redeployed at an average yield in excess of 9%, increasing the average yield on our insurance assets to 5.5%, approximately 2% higher than the average cost of capital.

1.See definition in Glossary of Terms beginning on page 135.
72    BROOKFIELD CORPORATION

COMMON EQUITY
Common equity in our Insurance Solutions segment was $6.1 billion as at December 31, 2023 (2022 – $4.0 billion), comprised of our capital injected in this business since inception. During the year, BNRE acquired an economic interest in $2.1 billion of real estate and other assets from the Corporation in exchange for the Corporation receiving an increased ownership stake in BNRE. As a result of the paired share status1 of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.

1.We refer to BNRE as a “paired entity” to the Corporation as (i) the BNRE class A and class A-1 shares (a) are exchangeable into Brookfield Class A shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares, and (ii) the Corporation owns 100% of the BNRE class C shares, which entitles the Corporation to the residual economic interest in BNRE.
2023 Annual Report    73

RENEWABLE POWER AND TRANSITION
BUSINESS OVERVIEW
•We own and operate renewable power, sustainable solutions and transition assets primarily through our 45% economic ownership interest1 in BEP, which is listed on the NYSE and TSX and had a market capitalization of $17.9 billion as at December 31, 2023.
•BEP owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments.
•We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
OPERATIONS
Hydroelectric
•We operate and invest in 237 hydroelectric generating stations on 87 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,275 megawatts (“MW”) of installed capacity and annualized long-term average (“LTA”)1 generation of 19,936 gigawatt hours (“GWh”) on a proportionate basis1.
Wind
•Our wind operations include 172 wind facilities globally with 10,945 MW of installed capacity and annualized LTA generation of 9,660 GWh on a proportionate basis1.
Utility-scale Solar
•Our utility-scale solar operations include 211 solar facilities globally with 7,073 MW of installed capacity and 4,177 GWh of annualized LTA generation on a proportionate basis1.
Distributed Energy & Sustainable Solutions
•Our distributed generation operation includes 6,408 facilities and two river systems with 5,129 MW of installed capacity and annualized LTA generation of 991 GWh on a proportionate basis1.
•Our sustainable solutions portfolio includes a leading global nuclear services business and utility and independent power producer with 303 MW of wind capacity and 118 MW of solar capacity.
Energy Contracts
•Based on LTA, we purchase approximately 4,100 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 13% of BEP’s power generation.
•The fixed price that we are required to pay BEP began gradually stepping down in 2022 by $3 per megawatt hour (“MWh”) a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046. Refer to Part 5 – Accounting Policies and Internal Controls for additional information.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits. This provides us with increased participation in future increases or decreases in power prices.

1.See definition in Glossary of Terms beginning on page 135.
74    BROOKFIELD CORPORATION

OUTLOOK AND GROWTH INITIATIVES
Revenues in our Renewable Power and Transition segment are 88% contracted with an average contract term of 13 years, on a proportionate basis, with pricing that is inflation linked. By combining this with a stable, low cost profile, we are able to achieve consistent growth year over year within our existing business. In addition, we consistently identify capital development projects that provide an additional source of growth. Our development pipeline represents over 155,000 MW of potential capacity globally, of which 19,340 MW are currently under construction or are construction-ready. We expect this development pipeline to contribute an incremental approximately $224 million to BEP’s FFO when commissioned. We also have a strong track record of expanding our business through accretive acquisitions and will continue to seek out these opportunities.
We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. In 2024, we intend to remain focused on progressing our key priorities, which include surfacing margin expansion opportunities, progressing our development pipeline and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewable power remains favorable and we expect to continue to advance our pipeline of acquisition opportunities.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO			Common Equity
	Ref.	2023	2022		2023	2022
Brookfield Renewable[1]	i	$442	$432		$4,302	$4,635
Energy contracts	ii	(43)	(53)		585	639
Realized disposition gains	iii	19	22	79	—	—
		$418	$401		$4,887	$5,274
Cash distributions received		$374	$347
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 45% in BEP. In 2023, 10.1 million Class A shares of BEPC were transferred to wholly-owned subsidiaries of BNRE at fair value for cash consideration of $250 million. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO of $418 million increased by $17 million from the prior year, primarily due to contributions from inflation indexation, strong energy prices at our facilities in the U.S., net acquisitions, and gains on the sale of non-core assets, partially offset by lower hydrology as well as higher interest expense from increased borrowings and higher rates on floating rate debt.

2023 Annual Report    75

i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
	2023	2022	2023	2022	2023	2022
Hydroelectric	18,985	19,524	19,907	20,023	$624	$667
Wind	6,367	5,951	7,865	6,797	382	326
Utility-scale solar	2,489	1,878	3,123	2,406	261	253
Distributed energy & sustainable solutions	1,241	1,050	956	886	185	154
Corporate	—	—	—	—	(357)	(395)
Attributable to unitholders	29,082	28,403	31,851	30,112	1,095	1,005
Non-controlling interests and other[2]					(631)	(565)
Segment reallocation[3]					(19)	(8)
Brookfield’s interest					$445	$432
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 135.
2.Includes incentive distributions paid to Brookfield of $112 million (2022 – $96 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.

BEP’s FFO for the year was $1.1 billion, of which our share was $445 million. Generation in the year was 29,082 GWh, a 2.4% increase compared to the prior year. Generation in the year was 8.7% lower than the long-term average (“LTA”)1, primarily due to lower hydrology across North America and South America, and lower wind resources in North America and Europe. Key variances for our operations are described below and on the following page.
Hydroelectric
FFO decreased by $43 million compared to the prior year primarily due to:
•higher revenue due to inflation indexation on the contracted generation and strong hydrology in the U.S. and Brazil; more than offset by
•lower hydrology in Canada and Colombia; and
•increased financing costs due to financing of growth initiatives.
Wind
FFO in the current year increased by $56 million relative to the prior year primarily due to:
•growth, including the completion of our 850MW repowering project in the U.S. and inflation indexation on our contracted generation; and
•a gain on the sale of certain non-core assets in Uruguay; partially offset by
•unfavorable pricing on our Spanish assets.
Utility-Scale Solar
FFO in the current year increased by $8 million relative to the prior year primarily due to:
•contribution from newly acquired and commissioned facilities; partially offset by
•lower generation and unfavorable pricing on our Spanish assets.

1.See definition in Glossary of Terms beginning on page 135.
76    BROOKFIELD CORPORATION

Distributed Energy & Sustainable Solutions
FFO from our distributed energy and sustainable solutions operation increased by $31 million compared to the prior year primarily due to growth from recent acquisitions and development activities, which were partially offset by a decrease in average revenue per MWh due to generation mix.
Corporate
The corporate FFO deficit decreased by $38 million due to lower management fees as a result of lower market capitalization of BEP.
ii.Energy Contracts
During the year, we purchased 3,653 GWh (2022 – 3,241 GWh) from BEP at $74 per MWh (2022 – $64 per MWh) and sold the purchased generation at an average selling price of $63 per MWh (2022 – $55 per MWh). As a result, we recognized FFO deficit of $43 million due to higher generation and lower market pricing.
iii.Realized Disposition Gains
Realized disposition gains of $19 million for the year are primarily attributable to the partial sale of a 378 MW operating hydroelectric portfolio in the U.S. Realized disposition gains of $22 million for the prior year are attributable to the sale of hydro assets in Brazil and solar assets in Mexico.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.9 billion as at December 31, 2023 (December 31, 2022 – $5.3 billion), which decreased primarily as contributions from earnings were more than offset by distributions to unitholders.

2023 Annual Report    77

INFRASTRUCTURE
BUSINESS OVERVIEW
•We own and operate infrastructure assets primarily through our 26% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of over $25 billion as at December 31, 2023.
•BIP is one of the world’s largest infrastructure investors and owns and operates assets across the utilities, transport, midstream and data sectors.
PRINCIPAL OPERATIONS
Utilities
•Our regulated transmission business includes approximately 4,200 km of natural gas pipelines in North America, Brazil, and India, and approximately 2,900 km of transmission lines in Brazil, of which approximately 2,700 km are operational.
•Our commercial and residential distribution business provides residential decarbonization infrastructure services, as well as other essential home services and policies, to approximately 10.7 million customers annually with approximately 17.6 million policies and 1.7 million rental contracts in the U.S., Canada, Germany, and the U.K. and over 600,000 long-term contracted sub-metering services within Canada and the U.S. We own and operate approximately 8.1 million connections, predominantly electricity and natural gas and have approximately 2.3 million installed smart meters across Australia and New Zealand.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•Our diversified terminals operations include a global fleet of approximately 7 million twenty-foot equivalent unit intermodal containers, 10 terminals in the U.K. and Australia, and we provide approximately 30 million tonnes per annum (“mtpa”) at our liquefied natural gas export terminal in the U.S. and approximately 85 mtpa at our export facility in Australia.
•We operate approximately 22,000 km of railroad track in North America and Europe, approximately 5,500 km of railroad track in the southern half of Western Australia and approximately 9,800 km of rail in Brazil, of which 8,000 km are owned.
•Our toll road operations include approximately 3,300 km of motorways in Brazil and Peru.
•These operations are comprised of infrastructure assets that provide transportation for freight, commodities, and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate approximately 15,000 km of transmission pipelines in the U.S., and approximately 570 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada. There are 17 natural gas and natural gas liquids processing plants with approximately 5.7 Bcf per day of gross processing capacity in Canada.
•We own and operate approximately 10,600 km of pipelines in Canada which include long-haul, conventional and natural gas gathering pipelines and a complex with 525,000 tonnes of polypropylene production capacity in Canada.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.
78    BROOKFIELD CORPORATION

Data
•We own and operate approximately 228,000 operational telecom towers in India, France, Germany, Austria, and the U.K., approximately 54,000 km of fiber optic cable located in France, Australia, Brazil and the U.S., and over 70 distributed antenna systems primarily located in the U.K. In addition, we have over 1 million fiber-to-the-premise connections in France, Australia, and the U.S., and 2 semiconductor manufacturing foundries in the U.S.
•In our data storage business, we manage over 135 data centers with over 750 MW of critical load capacity and approximately 670 MW of contracted capacity.
•These businesses provide critical infrastructure that provide telecommunications, fiber, and data storage services and are underpinned by both regulated and unregulated services, secured by long-term inflation-linked contracts.
OUTLOOK AND GROWTH INITIATIVES
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing and developing such assets make us ideal partners for our stakeholders. Our goal is to continue to demonstrate our stewardship of critical infrastructure which should enable us to participate in future opportunities to acquire high-quality infrastructure businesses.
Approximately 90% of FFO is supported by regulated or long-term contracted revenues which benefit from inflationary tariff increases, GDP growth and cash flow reinvestment. As a result, we are able to achieve consistent growth year over year within our existing business. In addition, we have been able to identify capital development projects that provide an additional source of growth. At the end of 2023, total capital to be commissioned in the next two to three years is approximately $7.6 billion. Our backlog, coupled with inflation indexation and higher volumes from our GDP sensitive businesses, should result in another year of strong same-store growth.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Infrastructure[1]	i	$539	$497	$2,537	$2,524
Realized disposition gains	ii	114	79	—	—
		$653	$576	$2,537	$2,524
Cash distributions received		$319	$300
1.Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. In 2023, 3.3 million redemption-exchangeable units of BIP were converted into LP units and transferred to wholly-owned subsidiaries of BNRE at fair value for cash consideration of $100 million. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these LP units will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO increased by $77 million compared to the prior year. This was primarily driven by inflation indexation, volume growth across the majority of our critical infrastructure networks, the commissioning of capital projects, and net acquisition activity, partially offset by increased interest expense due to additional borrowings.
2023 Annual Report    79

i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Utilities	$879	$739
Transport	888	794
Midstream	684	743
Data	275	239
Corporate	(438)	(428)
Attributable to unitholders	2,288	2,087
Non-controlling interests and other[1]	(1,730)	(1,574)
Segment reallocation[2]	(19)	(16)
Brookfield’s interest	$539	$497
1.Includes incentive distributions paid to Brookfield of $266 million (2022 – $240 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the year was $2.3 billion, of which our share was $539 million compared to $497 million in the prior year. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $879 million was $140 million higher than the prior year. The increase is mainly attributable to:
•organic growth as a result of inflation indexation and increases to rate base; and
•contributions from the acquisition of a residential decarbonization infrastructure business in North America and Europe in the first quarter of 2023; partially offset by
•absence of contributions from five electricity transmission lines in Brazil divested in the fourth quarter of 2022 and an interest in an Australian regulated utility divested in the third quarter of 2023; and
•higher interest expense, primarily from additional borrowings to support capital projects.
Transport
FFO from our transport operations of $888 million was $94 million higher than in the prior year as results benefitted from strong operational performance driven by inflationary tariff increases and higher volumes across the segment, and contributions from the acquisition of our global intermodal logistics operation in the third quarter of 2023. This was partially offset by higher borrowing costs to support capital projects and the absence of contributions from the North American container terminal divested in the second quarter of 2022 and an Indian toll road portfolio divested in the second quarter of 2023.
Midstream
FFO from our midstream operations of $684 million was $59 million lower than the prior year. Contributions from increased utilization and higher contracted cash flows were more than offset by the normalization of market sensitive revenues, and higher interest expense upon refinancing and lower interest capitalization, and absence of contribution from our U.S. gas pipeline partially divested in the second quarter of 2023.
Data
FFO from our data operations of $275 million was $36 million higher than the prior year as results benefitted from additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data storage platform, as well as contributions from the acquisitions of a European telecom tower operation and European and U.S. hyperscale data center platform during the year. The increase was partially offset
80    BROOKFIELD CORPORATION

by higher interest expense on financings to support capital projects, and the absence of contribution from a New Zealand data distribution business divested in the second quarter of 2023.
Corporate
The Corporate FFO deficit of $438 million was consistent compared to the prior year.
ii. Realized Disposition Gains
Realized disposition gains of $114 million in the year is primarily attributable to the sale of our New Zealand data distribution business, a U.S. gas pipeline, and an Indian toll road portfolio. Realized disposition gains of $79 million in the prior year primarily relate to the sale of our North American container terminal and our Brazilian electricity transmission operation.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.5 billion as at December 31, 2023 (December 31, 2022 – $2.5 billion). This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
2023 Annual Report    81

PRIVATE EQUITY
BUSINESS OVERVIEW
•Our Private Equity business consists of our 66% economic ownership interest in BBU, which is listed on the NYSE and TSX and had a market capitalization of $4.7 billion as at December 31, 2023.
•BBU focuses on owning and operating high-quality businesses that provide essential products and services, and are resilient through market cycles.
OPERATIONS
Business Services
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and original equipment manufacturers across automotive and related industries.
•Our healthcare services is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We provide doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
•We provide construction operations with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design and construction, including procurement for a defined price and program.
•Our fleet management and car rental services is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil, and operates under medium-term inflation-linked contracts.
Infrastructure Services
•Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and long-distance towing, as well as offshore installation, maintenance, and safety services to the offshore oil production industry. We operate in selected oil regions globally, including the North Sea, Brazil and Canada.
•We own a lottery services operation that is a leading provider of products, services, and technology across the lottery ecosystem in over 50 countries.
•Our modular building leasing services provides modular workspaces in Europe and Asia-Pacific servicing over 60,000 customers across 23 countries.
•We provide scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in over 27 countries worldwide.
Industrials
•Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that power both internal combustion engines and electric vehicles. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
•Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe, and Australia.
•Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment, and distribution of water and wastewater services to a broad range of residential and governmental customers to residential and governmental customers.
82    BROOKFIELD CORPORATION

OUTLOOK AND GROWTH INITIATIVES
Our Private Equity segment seeks to increase the cash flows from our operations through acquisitions and organic growth opportunities. We believe our global scale and industry leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services operations, our residential mortgage insurer is performing well. While higher mortgage rates impacted new underwriting volumes, Canadian home prices have remained resilient. Losses on claims remain below long-term averages. Our dealer software and technology services operation continues to exceed expectations. The business continues to focus on enhancing growth and retention through a series of product and technology enhancements.
Within our infrastructure services operations, our lottery services operation is tracking in line with expectations supported by resilient industry fundamentals and larger draw-based lottery jackpots. Growing demand for higher margin value-added products is benefiting our modular building leasing services. Our initiatives are progressing to position the business for opportunities in markets less exposed to the broader slowdown in European construction.
Within our industrials operations, our advanced energy storage operation achieved record results, benefiting from growing demand for higher margin advanced batteries. Our engineered components manufacturer had a strong year despite a more challenging demand environment. Overall margins have continued to improve despite the impact of reduced volumes as the business continues to work on commercial optimization and cost reduction initiatives.
Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives.

2023 Annual Report    83

SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Business Partners[1]	i	$554	$820	$3,291	$2,439
Realized disposition gains	ii	1,322	37	—	—
		$1,876	$857	$3,291	$2,439
Cash distributions received[2]		$36	$33
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 66% in BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO increased by $1.0 billion compared to the prior year, primarily due to disposition gains from the sale of our nuclear technology services operation, increased contributions from recent acquisitions, and value creation and cost savings initiatives across our businesses, partially offset by the impacts of increased interest expense primarily due to upfinancings and higher rates on floating rate debt.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Business services	$636	$508
Infrastructure services	2,070	513
Industrials	492	473
Corporate	(335)	(178)
Attributable to unitholders	2,863	1,316
Non-controlling interests	(987)	(474)
Segment reallocation and other[1]	(1,322)	(22)
Brookfield’s interest	$554	$820
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains.
BBU generated $2.9 billion of FFO compared to $1.3 billion in the prior year, with our share being $554 million compared to $820 million in the prior year. Key variances for our operations are described below and on the following page.
Business Services
Business services generated FFO of $636 million, an increase of $128 million compared to the prior year, primarily driven by:
•full year contributions from recent acquisitions, including our dealer software and technology services operation, our car rental services, and our Australian residential mortgage lender; and
•a gain on the partial sale of our interest in our technology services operation; partially offset by
•higher interest expense on borrowings at our dealer software and technology services operation, and at our fleet management and car rental services business.
84    BROOKFIELD CORPORATION

Infrastructure Services
Within our infrastructure services operations, we generated $2.1 billion of FFO, an increase of $1.6 billion compared to the prior year, largely driven by:
•a disposition gain on the sale of our nuclear technology services operation;
•contributions from our lottery services operation driven by higher volumes and cost optimization initiatives; and
•strong performance at our modular building leasing services operation, driven by increased sales of higher margin products and services, and an add-on acquisition; partially offset by
•the impact of higher interest rates and borrowings from the add-on acquisition at our modular building leasing services operation during the year.
Industrials
Industrials generated $492 million of FFO, an increase of $19 million compared to prior year, primarily due to:
•increased contributions from our advanced energy storage operation due to increased demand for higher margin advanced batteries; and
•gains on the disposition of our automotive aftermarket parts remanufacturing operation and sale of our investment in public securities; partially offset by
•decreased contributions from our graphite electrode operation; and
•increased interest expense due to higher interest rates at our advanced energy storage operation and engineered components manufacturing operation.
Corporate
The corporate FFO deficit increased by $157 million compared to prior year, primarily due to higher interest expense driven by higher interest rates and higher distribution on preferred equity securities.
ii.Realized Disposition Gains
Realized disposition gains of $1.3 billion in the year are primarily due to the sale of our nuclear technology services operation. Realized disposition gains of $37 million in the prior year is attributable to the partial sale of our interests in certain public securities.
COMMON EQUITY
Common equity in our Private Equity segment was $3.3 billion as at December 31, 2023 (December 31, 2022 – $2.4 billion). The increase was mainly attributable to contributions from FFO that were partially offset by the impact of depreciation and transaction related expenses. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
2023 Annual Report    85

REAL ESTATE
BUSINESS OVERVIEW
•Our Real Estate business is a diversified global real estate portfolio that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi and single-family residential properties in some of the best locations around the world and has a history of strong performance over long periods of time and through economic cycles.
•Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1. BPG owns real estate assets directly as well as through private funds that are managed by our asset management business. Included in directly held assets is our North American residential development business, which is conducted through Brookfield Residential Properties ULC.
•We present the operating results of our Real Estate segment within two sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
OPERATIONS
Core
•We own interests in and operate some of the most iconic office assets globally, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These 16 properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Berlin, and Dubai, covering 35 million square feet.
•We also own interests in and operate 19 irreplaceable malls totaling 24 million square feet of retail space and one of the most valuable retail centers of the world at the corner of 57th and Fifth Avenue in New York City. We intend to retain long-term ownership interests in these trophy assets, such as Ala Moana in Hawaii and Fashion Show in Las Vegas.
•We develop properties on a selective basis; active development projects consist of two office sites, several multifamily buildings and one hotel site, totaling approximately four million square feet.
Transitional and Development
•We own interests in and operate office assets in gateway markets around the globe, consisting of 89 properties totaling 42 million square feet of space. These assets represent properties with transitional operational uplift and realization potential. They earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.
•The office properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Sydney and Rio de Janeiro.
•We also own 88 retail properties covering 85 million square feet of space, where we seek to maximize return through leasing, redevelopment of existing retail, or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them.
•Our North American business is conducted through Brookfield Residential Properties ULC, with operations in 20 principal markets in Canada and the U.S. and approximately 74,000 lots.

86    BROOKFIELD CORPORATION

OUTLOOK AND GROWTH INITIATIVES
Our Real Estate group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties, primarily from our transitional and development assets, to fund new higher yielding investments. We deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. Our development track record reflects on-time and on-budget completions. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily in North America and Europe.
We have a positive outlook for our North American residential business, reflecting strong housing demand in North America and the significant progress we have made on strategic initiatives in recent years to scale and reposition the business to enhance our returns over the long-term.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.
We present the operating results of our Real Estate segment based on our strategy to invest in core and transitional and development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the year-over-year variances:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		NOI		Common Equity
	Ref.	2023	2022	2023	2022
Core	i	$1,673	$1,429	$14,092	$14,548
Transitional and development		1,943	2,043	8,321	8,277
Brookfield Property Group[1]		$3,616	$3,472	$22,413	$22,825
BPG’s NOI for the year was $3.6 billion compared to $3.5 billion in the prior year. Key variances for our operations are described below.
Core
NOI of $1.7 billion was $244 million higher than the prior year, driven by growth in same-store core NOI as a result of lease commencements at certain office properties and higher rents at certain retail properties. Growth in core NOI also benefitted from the receipt of a one-time lease payment, partially offset by the impact of dispositions over the year.
Transitional and Development
NOI of $1.9 billion was $100 million lower than in the prior year due to the impacts of asset dispositions over the year and the absence of one-time lot sales from our North American residential business recorded in the prior year.
COMMON EQUITY
Common equity in our Real Estate segment was $22.4 billion as at December 31, 2023 (December 31, 2022 – $22.8 billion). This represents a $412 million decrease due to asset sales, valuation changes and upfinancings.

1.See “Economic ownership interest” in the Glossary of Terms beginning on page 135.
2023 Annual Report    87

CORPORATE ACTIVITIES
BUSINESS OVERVIEW
•Our corporate activities support the overall business with a focus on prudent capital allocation that will compound value for our shareholders over the long-term.
•Corporate activities include, but are not limited to, supporting the growth in our asset management business and perpetual affiliates, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	FFO		Common Equity
	2023	2022	2023	2022
Working capital, net of corporate cash and other	$131	$50	$(589)	$(1,330)
Corporate borrowings	(596)	(504)	(12,160)	(11,390)
Preferred equity[1]	—	—	(4,333)	(4,375)
Realized disposition gains	2	88	—	—
	$(463)	$(366)	$(17,082)	$(17,095)
1.FFO excludes preferred share distributions of $176 million (2022 – $160 million).
Working capital, net of corporate cash and other includes accounts receivable, accounts payable, other assets and liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial liabilities. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash and cash equivalents from our Asset Management business of $2.0 billion (December 31, 2022 – $2.7 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was in a liability position of $589 million as at December 31, 2023 (December 31, 2022 – $1.3 billion). During the year, BNRE acquired an economic interest in $530 million of financial assets from the Corporation in exchange for the Corporation receiving an increased ownership stake in BNRE. As a result of the paired share status2 of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During 2023, FFO of $131 million (2022 – $50 million) was primarily related to investment income on corporate cash and financial assets, partially offset by interest expense on cash placed on deposit with the Corporation by our Asset Management business.

2.We refer to BNRE as a “paired entity” to the Corporation as (i) the BNRE class A and class A-1 shares (a) are exchangeable into Brookfield Class A shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares, and (ii) the Corporation owns 100% of the BNRE class C shares, which entitles the Corporation to the residual economic interest in BNRE.
88    BROOKFIELD CORPORATION

Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $596 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances completed over the last twelve months and elevated commercial paper balances.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.

2023 Annual Report    89

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at December 31, 2023, our corporate capitalization was $61.6 billion (December 31, 2022 – $61.5 billion) with a debt to capitalization1,2 of 20% (December 31, 2022 – 19%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at December 31, 2023, consolidated capitalization was consistent compared to the prior year. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT DEC. 31 (MILLIONS)		Corporate		Consolidated
	Ref.	2023	2022	2023	2022
Corporate borrowings	i	$12,160	$11,390	$12,160	$11,390
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,214	15,140
Property-specific borrowings	i	—	—	205,336	187,544
		12,160	11,390	233,710	214,074
Accounts payable and other		3,359	5,985	58,893	57,065
Deferred income tax liabilities		117	112	24,987	23,190
Subsidiary equity obligations		—	—	4,145	4,188
Liabilities associated with assets classified as held for sale		—	—	118	876
Equity
Non-controlling interests		230	230	122,465	98,138
Preferred equity	ii	4,103	4,145	4,103	4,145
Common equity	iii	41,674	39,608	41,674	39,608
		46,007	43,983	168,242	141,891
Total capitalization		$61,643	$61,470	$490,095	$441,284

Debt to capitalization[2]	20%	19%	48%	49%

1.See definition in Glossary of Terms beginning on page 135.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
90    BROOKFIELD CORPORATION

i.    Borrowings
Corporate Borrowings

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Term debt[1]	4.4%	4.2%	12	13	$12,213	$11,467
Commercial paper[2]	6.1%	n/a	<1	n/a	31	—
Deferred financing costs	n/a	n/a	n/a	n/a	(84)	(77)
Total					$12,160	$11,390
1.The average term to maturity and average rate of term debt include the $577 million of term debt maturing in March and April 2024, which will be repaid with the proceeds from our December 2023 term debt offering. Once repaid, the average term to maturity and average rate are expected to be 13 years and 4.4%, respectively.
2.Our commercial paper program is backed by our revolving credit facility, which matures in June 2028.
As at December 31, 2023, corporate borrowings included term debt of $12.2 billion (December 31, 2022 – $11.5 billion) which had an average term to maturity of 12 years (December 31, 2022 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is mainly driven by the issuance of $550 million 2033 notes in the second quarter and $700 million 2034 notes in the fourth quarter of 2023.
We had $31 million of commercial paper outstanding and no draws on our revolving facility as at December 31, 2023 (December 31, 2022 – $nil). As at December 31, 2023, $57 million of the revolving credit facilities were utilized for letters of credit (December 31, 2022 – $50 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	4.0%	3.7%	10	10	$2,832	$2,546
Infrastructure	4.9%	4.4%	9	10	4,911	3,666
Private Equity	8.6%	7.3%	4	4	1,589	2,226
Real Estate	6.2%	5.6%	4	4	6,882	6,702
Total	5.7%	5.2%	6	6	$16,214	$15,140
2023 Annual Report    91

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	6.0%	5.3%	8	9	$28,635	$22,826
Infrastructure	6.4%	6.5%	6	6	46,083	29,881
Private Equity	8.5%	7.3%	6	6	43,884	48,787
Real Estate[1]	7.2%	6.1%	3	3	86,734	86,050
Total	7.1%	6.4%	5	5	$205,336	$187,544
1.Includes $59.4 billion of borrowings associated with real estate LP investments from our Asset Management segment.
Property-specific borrowings have increased by $17.8 billion since December 31, 2022, primarily due to acquisitions in our Infrastructure business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at December 31, 2023, 77% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT DEC. 31 (MILLIONS)	Fixed Rate				Floating Rate
	2023		2022		2023		2022
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.4%	$12,160	4.2%	$11,390	—%	$—	—%	$—
Subsidiary borrowings	4.8%	10,978	4.5%	9,346	7.4%	5,236	6.3%	5,794
Property-specific borrowings	5.1%	67,729	4.9%	57,908	8.1%	137,607	7.1%	129,637
Total	4.9%	$90,867	4.7%	$78,644	8.1%	$142,843	7.0%	$135,431
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT DEC. 31 (MILLIONS)	Term	Average Rate		Amount
		2023	2022	2023	2022
Fixed rate-reset	Perpetual	4.7%	4.3%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.3%	4.3%	463	505
Total		4.8%	4.4%	$4,103	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2023 was 283 basis points.
92    BROOKFIELD CORPORATION

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the years are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Outstanding at beginning of year	1,573.4	1,568.8
Issued (repurchased)
Issuances	0.8	1.4
Repurchases	(54.5)	(17.2)
Long-term share ownership plans[1]	3.7	19.1
Dividend reinvestment plan and others	0.1	1.3
Outstanding at end of year	1,523.5	1,573.4
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	91.6	55.5
Total diluted shares at end of year	1,615.1	1,628.9
1.Includes management share option plan and restricted stock plan.
The company holds 81.8 million Class A shares (December 31, 2022 – 62.9 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 7.5 million (December 31, 2022 – nil) shares issuable in respect of these plans based on the market value of the Class A shares as at December 31, 2023 and December 31, 2022, resulting in a net reduction of 74.3 million (December 31, 2022 – 62.9 million) diluted shares outstanding.
During 2023, 4.7 million options were exercised, of which 1.6 million and 0.3 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 2.8 million vested options.
The cash value of unexercised options was $1.0 billion as at December 31, 2023 (December 31, 2022 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As at March 13, 2024, the Corporation had outstanding 1,514,141,444 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
2023 Annual Report    93

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Insurance Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $38 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $122 billion of deployable capital1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at December 31, 2023.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. Our bond maturities due in 2024 have been refinanced through public note offerings completed in 2023 and our next debt maturity is not until January 2025, when $500 million is due.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds managed by our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at December 31, 2023, the Corporation has the following commitments in funds managed by our Asset Management business:

AS AT DEC. 31, 2023 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners IV	$3,500	$2,100
Brookfield Strategic Real Estate Partners III	2,750	2,700
Oaktree Opportunities Fund XII	750	—
Oaktree Opportunities Fund XI	750	638
	$7,750	$5,438
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 135.
94    BROOKFIELD CORPORATION

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT DEC. 31 (MILLIONS)	Corporate Liquidity[1]		Deployable Capital
	2023	2022	2023	2022
Cash and financial assets, net	$2,013	$2,893	$29,161	$27,440
Undrawn committed credit facilities	2,533	2,540	9,009	9,284
Core liquidity	4,546	5,433	38,170	36,724
Uncalled private fund commitments	—	—	84,233	87,364
Total deployable capital[2]	$4,546	$5,433	$122,403	$124,088
1.Corporate cash and financial assets includes $2.0 billion of our proportionate share of our Asset Management business’ cash and financial assets as at December 31, 2023 (2022 – $2.7 billion).
2.Includes $24 billion of liquidity held through our insurance portfolio (2022 – $21 billion).
As at December 31, 2023, the Corporation’s core liquidity was $4.5 billion, consisting of $2.0 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash and financial assets, and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During 2023, we generated $4.8 billion of distributable earnings, inclusive of:
•$4.8 billion of distributable earnings before realizations, excluding corporate costs and other; and
•$570 million of net realized carried interest; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $533 million.
The Corporation paid $436 million in cash dividends on its common equity during the year ended December 31, 2023 (2022 – $879 million). The Corporation also returned $624 million to shareholders through its normal course issuer bid program (2022 – $686 million).
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT DEC. 31, 2023 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit (Current Rate)[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	45%	302.4	$1.42	$8,034	$429	$417
Brookfield Infrastructure[5]	26%	207.1	1.62	6,571	336	319
Brookfield Business Partners[6]	66%	142.1	0.25	3,058	36	36
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,644	1,522
Total					$2,445	$2,294
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on December 31, 2023.
3.Distributions (current rate) are calculated by multiplying units held as at December 31, 2023 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 135.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $16 million of preferred share dividends received by the Corporation for the year ended December 31, 2023 (2022 – $64 million).
2023 Annual Report    95

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Operating activities	$6,467	$8,751
Financing activities	19,927	32,460
Investing activities	(29,762)	(39,650)
Change in cash and cash equivalents	$(3,368)	$1,561
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $6.5 billion in 2023, a $2.3 billion decrease from the prior year. Contributions from same-store growth as a result of inflation and organic growth in our Renewable Power and Transition and Infrastructure segments, as well as acquisitions, net of dispositions, across our businesses were offset by higher interest expense primarily due to incremental debt from refinancings and higher interest rates on floating rate debt.
Financing Activities
Net cash flows from financing activities totaled $19.9 billion in 2023 compared to $32.5 billion in the prior year, and primarily related to:
•capital provided by non-controlling interests, net of capital repaid, of $27.2 billion;
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $12.3 billion; partially offset by
•cash distributions to non-controlling interests and shareholders of $13.4 billion;
•net draws on non-recourse credit facilities of $3.6 billion;
•deposits provided to related parties of $1.3 billion; and
•lease liabilities repaid of $1.0 billion.
Investing Activities
Net cash flows used by investing activities were $29.8 billion in 2023 compared to $39.7 billion in the prior year, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $7.2 billion primarily associated with acquisitions in our Infrastructure and Renewable Power and Transition businesses;
•acquisitions of equity accounted investments, net of dispositions, of $7.2 billion, primarily associated with acquisitions in our Infrastructure and Renewable Power and Transition businesses;
•acquisitions and additions to PP&E, net of dispositions, of $6.9 billion;
•acquisitions and additions to investment properties, net of dispositions, of $6.6 billion; and
•acquisitions of financial assets and other, net of dispositions, of $1.8 billion.
Refer to Note 5 Acquisitions of Consolidated Entities and Note 10 Equity Accounted Investments in the consolidated financial statements for further details.
96    BROOKFIELD CORPORATION

CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2023 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$604	$1,631	$1,434	$8,491	$12,160
Accounts payable and other[1]	180	20	13	3,065	3,278
Interest expense[2]
Corporate borrowings	520	948	821	3,975	6,264

Non-recourse Obligations
Principal repayments
Non-recourse borrowings of managed entities
Property-specific borrowings	54,269	53,160	41,689	56,218	205,336
Subsidiary borrowings	2,585	1,200	7,106	5,323	16,214
Subsidiary equity obligations	932	774	44	2,395	4,145
Accounts payable and other
Lease obligations	1,131	2,044	1,638	12,180	16,993
Accounts payable and other[1]	31,351	4,765	2,206	4,953	43,275
Commitments	4,407	1,245	528	62	6,242
Interest expense[2,3]
Non-recourse borrowings	13,461	20,000	13,970	22,156	69,587
Subsidiary equity obligations	169	253	174	933	1,529
1.Excludes lease obligations and provisions.
2.Represents the aggregate interest expense expected to be paid over the term of the obligations.
3.Variable interest rate payments have been calculated based on current rates.

The recourse obligations, those amounts that have recourse to the Corporation, which are due in less than one year totaled $1.3 billion (2022 – $3.5 billion).
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the privatization of BPY (“BPY privatization”), the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BN shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BN shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled.
Commitments of $6.2 billion (2022 – $2.8 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations as well as capital expenditure commitments related to contracted project costs assumed as part of recent acquisitions. These commitments shall be funded through the cash flows of the company’s subsidiaries.
2023 Annual Report    97

The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
We have also committed to purchase power produced by certain of BEP’s hydroelectric assets as previously described on page 74.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.
98    BROOKFIELD CORPORATION

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2023 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at December 31, 2023, our office portfolio (core and transitional and development) has a combined 90% occupancy level and an 8-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
2023 Annual Report    99

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During 2023, 65 external appraisals were performed representing $23.1 billion of assets; external appraisals were within 2% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at December 31, 2023 and December 31, 2022 are summarized below.

AS AT DEC. 31	Core		Transitional and development		LP investments		Weighted average
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate	6.2%	6.2%	7.9%	7.7%	8.6%	8.3%	8.0%	7.7%
Terminal capitalization rate	4.8%	4.6%	6.2%	5.9%	5.8%	5.7%	5.7%	5.5%
Investment horizon (years)	11	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at December 31, 2023 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2023 (MILLIONS)	Fair Value	Sensitivity
Core	$18,970	$1,090
Transitional and development	23,016	1,033
LP Investments	77,627	3,483
Other investment properties	4,539	148
Total	$124,152	$5,754
ii. Revaluation Method for PP&E
We revalue PP&E within our Renewable Power and Transition segment using the discounted cash flow (“DCF”) method and our Infrastructure segment using DCF and the depreciated replacement cost (“DRC”) methods. Our real estate hospitality assets are valued using the DRC method. PP&E within our Private Equity segment is recorded at cost less accumulated depreciation and impairment losses.
Assets subject to the revaluation approach are revalued annually using a bottom-up approach, starting at the operating level with local professionals, and involving multiple levels of review, including by senior management. Changes in fair value are reported through other comprehensive income as revaluation surplus. Underlying cash flows used in DCF models are subject to detailed reviews as part of business planning, with discount rates and other key variable inputs reviewed for reasonability and the models reviewed for mathematical accuracy. Key inputs are frequently compared to third-party reports commissioned by the respective entities to assess reasonability. In addition, comparable market transactions are analyzed to consider for benchmarking. Additional information about the revaluation methodology and current year results is provided below.
100    BROOKFIELD CORPORATION

When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 2 – Review of Consolidated Financial Results.
Renewable Power and Transition
We use an unlevered 20-year DCF, with a terminal value that is built from the bottom-up and determined, where appropriate, using the Gordon Growth Model for perpetual assets, such as hydroelectric facilities. For assets with finite lives, such as wind and solar farms, the residual asset value is used based on the estimated remaining service life and the residual asset value is used to represent the terminal value.
Key model inputs include contract prices, forward merchant power prices, long-term average generation estimates, operating expenses, capital expenditures, tax rates, exit dates, terminal capitalization rates, and discount rates. A few of the critical assumptions are described in more detail below:
•Pricing forecasts consist of the following inputs:
◦Where power purchase agreements are in place, contracted power prices are utilized for the remaining term of these agreements.
◦Thereafter, or to the extent that the underlying renewable power asset is not contracted, we estimate merchant pricing based on a mix of external data and our own estimates. Short-term merchant pricing is based on four years of externally sourced broker quotes in North America, regulated market operator pricing in Europe, and local market pricing in South America. We ensure to link our short-term pricing by linear extrapolation to our view of long-term power pricing below.
◦Long term pricing is driven by the economics required to support new entrants into the various power markets in which we operate. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. Our long-term pricing view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2027 to 2035 in North America, by 2030 in Colombia and by 2027 in Brazil. For the North American businesses, we have estimated our renewable power assets will contract at a discount to new-build wind, solar and battery prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
•Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydroelectric facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for solar facilities is based on third-party irradiance level studies at the location of our project sites during construction or acquisition.
•Capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.
•Our discount rates, which are adjusted based on asset level and regional considerations, are compared to implied rates from recent market transitions where possible for reasonability.
2023 Annual Report    101

Review of our models also includes assessing comparable market transactions. We compare EBITDA multiples and value per megawatt at the asset level to recent market transactions; at the portfolio basis, we compare valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. For example, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region.
In 2023, the fair value of the PP&E in our Renewable Power and Transition segment decreased by $384 million, primarily attributable to lower power prices observed in most markets as well as a higher cost of capital driven by increased interest rates.
The key valuation metrics of our hydroelectric, wind and solar generating facilities at the end of 2023 and 2022 are summarized below:

	North America		Colombia		Brazil		Europe
AS AT DEC. 31	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate
Contracted	5.1 – 5.7%	4.9 – 5.4%	8.7%	8.5%	8.4%	8.2%	4.8%	4.4%
Uncontracted	6.3 – 7.0%	6.2 – 6.7%	10.0%	9.7%	9.7%	9.5%	4.8%	4.4%
Terminal capitalization rate[1]	4.4 – 5.0%	4.3 – 4.9%	8.0%	7.7%	n/a	n/a	n/a	n/a
Investment horizon	2046	2044	2043	2042	2053	2051	2037	2036
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
The following table presents the impact on fair value of PP&E in our Renewable Power and Transition segment as at December 31, 2023 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices. These amounts represent the effect on all consolidated PP&E assets within the consolidated financial statements of BN on a pre-tax basis, including amounts attributed to non-controlling interests in our listed affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2023 (MILLIONS)	Fair Value	Sensitivity
25 bps change in discount and terminal capitalization rates[1]
North America	$41,636	$1,995
Colombia	10,585	449
Brazil	5,578	125
Europe	5,409	43
5% change in electricity prices
North America	41,636	1,545
Colombia	10,585	538
Brazil	5,578	138
Europe	5,409	—
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada, and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration or useful life of a concession asset as at December 31, 2023, including a one-time 30-year renewal for applicable hydroelectric assets, is 34 years (2022 – 35 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
102    BROOKFIELD CORPORATION

Energy Contracts
The New York power contract is the only power contract that remains in place between the Corporation and BEP. Under the contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we purchase approximately 4,100 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 13% of BEP’s power generation. The fixed price that we are required to pay BEP began gradually stepping down in 2022 by $3/MWh a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046.
The contract is valued annually based on price curves as at year end incorporating revised discount rates as required. As at December 31, 2023, the contract was valued using weighted-average forward power price estimates of approximately $89/MWh in years 1-10 and $157/MWh in years 11-20, using a discount rate of approximately 7.0%.
Infrastructure
Our infrastructure assets, revalued using DCF models, are generally subject to contractual and regulatory frameworks that underpin the cash flows. We also include the benefits of development projects for existing in-place assets to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.
The underlying cash flow models supporting the revaluation process include a number of different inputs and variables with risks mitigated through controls incorporated in the bottom-up preparation and review process. Inputs are reviewed for qualitative and quantitative considerations and the mechanical accuracy is tested by appropriate finance and investment professionals.
When assessing the reasonability of our DCF models, we determine whether there are comparable transactions that we can consider for the purposes of benchmarking. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions and public companies to assess whether our valuations are appropriate. We also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
Additionally, as part of our private fund valuation process, we obtain third-party appraisals on our fund investments on a three-year rotating basis. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value because a significant portion of our infrastructure operations assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value unless these relate to improvements on existing PP&E.
Within our Infrastructure segment, we reported valuation gains of $785 million in 2023. The gain was primarily due to revaluation gains reflecting growing cash flows and strong underlying performance at a number of businesses.
The key valuation metrics of our utilities, transport and midstream operations are summarized below:

	Utilities		Transport		Midstream
AS AT DEC. 31	2023	2022	2023	2022	2023	2022
Discount rate	8% – 11%	7% – 11%	9%	8% – 14%	15%	15%
Terminal capitalization multiples	15x	18x	8x – 20x	9x – 15x	10x	10x
Investment horizon (years)	10 – 20	10 – 20	10	10	6	5 – 10
2023 Annual Report    103

Real Estate and Other
Hospitality assets, primarily hotel and resort operations, are valued using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each asset’s enterprise value determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality assets represent the estimated fair value of the PP&E of the hospitality business only and do not include any associated intangible assets. Hospitality assets are revalued annually, with changes in fair value reported through other comprehensive income as revaluation surplus.
Revaluation of our PP&E in our real estate portfolio increased the fair value of our hospitality assets by $969 million. The revaluation gain was primarily due to increased occupancy rates and market rents in our hospitality portfolio within our LP investments.
iii.Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts and agreements for the sale of electricity. Financial assets and liabilities may be classified as Level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 Fair Value of Financial Instruments within the notes to the consolidated financial statements for additional information.
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
iv.Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.
v.Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investments, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
104    BROOKFIELD CORPORATION

ACCOUNTING JUDGMENTS
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
i.Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it has the ability to exert directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership. Refer to Part 2 – Review of Consolidated Financial Results for additional information.
ii.Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
iii.Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
iv.Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 3 of the consolidated financial statements.
2023 Annual Report    105

v.Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
vi.Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
vii.Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.
viii.Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
ix.Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
CONSOLIDATION UNDER IFRS
As a Canadian domiciled public corporation, we report under IFRS, while other issuers that may be considered peers report under U.S. GAAP. These GAAPs are aligned in many areas, but as it relates to asset management and investment companies, there is a significant difference between IFRS and U.S. GAAP. Under IFRS, while investment companies can account for their investments at fair value and report them on one line in their balance sheet on a net basis, a parent of an investment company cannot maintain that accounting and must look to whether it controls the underlying investments individually. For issuers under U.S. GAAP, investment companies can use the same treatment as in IFRS but the parent of an investment company would keep the same reporting as the subsidiary investment company. Therefore, the same investment could be fully consolidated under IFRS or shown as one line on a net basis under U.S. GAAP.
106    BROOKFIELD CORPORATION

IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information. Our consolidation conclusions may differ from certain other issuers who report under U.S. GAAP as they are required to evaluate consolidation requirements using a voting interest model or a variable interest model depending on the circumstances.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
ASSESSMENTS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has evaluated the effectiveness of the company’s internal control over financial reporting (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2023 and based on that assessment concluded that, as of December 31, 2023, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2023.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
Refer to Note 27 Related Party Transactions in the consolidated financial statements for further details.
2023 Annual Report    107

PART 6
BUSINESS ENVIRONMENT AND RISKS
For purposes of Part 6 of this Report, unless the context requires otherwise, references to the “company”, “we”, “us” or “our” refers to Brookfield Corporation, its consolidated subsidiaries (including our asset management business), BNRE and Oaktree.
This section contains a review of certain aspects of the business environment and risks that could materially adversely impact our business, performance, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.
a) Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of pandemics/epidemics and related economic disruptions; (vii) changes in the values of our investments (including in the market price of our listed affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (viii) differences between our actual financial and operating results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) changes in the extent of analysts’ interest in covering the company and its listed affiliates; (xi) the depth and liquidity of the market for our Class A shares; (xii) dilution from the issuance of additional equity, including as a result of exchanges or additional issuances of shares exchangeable for Class A shares such as exchanges of class A exchangeable limited voting shares and class A-1 exchangeable non-voting shares of BNRE (“BNRE exchangeable shares”); (xiii) investor perception of our businesses and the industries in which we operate; (xiv) investment restrictions; (xv) our dividend policy; (xvi) the departure of key executives; (xvii) sales of Class A shares by senior management or significant shareholders; and (xviii) the materialization of other risks described in this section.
b) Reputation
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our asset management business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities managed by our asset management business. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flows and adversely affect our financial condition.
108    BROOKFIELD CORPORATION

Poor performance of any kind could damage our reputation with current and potential investors in managed entities, making it more difficult to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from managed entities as a result of poor performance in the entity in which they are invested, and investors in private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
Our asset management business, as a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, may be subject to a number of actual, potential or perceived conflicts of interest. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including investor capital and the company’s own capital. In addition, the senior management team of the company and its affiliates have their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the company or on behalf of investors in entities managed by our asset management business.
In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest, if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes.
Appropriately dealing with conflicts of interest for an asset manager is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see Item (u) herein.
Our reputation could also be negatively impacted if there is misconduct or alleged misconduct by our personnel, the personnel of our asset management business or those of our listed affiliates or portfolio companies in which we and managed entities invest, including historical misconduct prior to the investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company, if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and
2023 Annual Report    109

current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
In addition to impacting the ability of our asset management business to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in the removal of our asset manager as general partner or an acceleration of the liquidation date of the private funds that are managed by it. The governing agreements of the private funds provide that, subject to certain conditions (which may, particularly in the case of a removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove the asset manager as the general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees earned from such fund, particularly if our asset management business is unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to it as general partner.
c) Asset Management
Growth in fee-bearing capital could be adversely impacted by poor product development or marketing efforts. In addition, investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management.
Our asset management business depends on its ability to fundraise third-party capital, deploy that capital effectively, and produce targeted investment returns.
The ability to raise third-party capital depends on a number of factors, including many that are outside the control of the asset manager, such as the general economic environment and the number of other investment funds being raised at the same time by competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper the ability of our asset management business to compete for these sources of capital or force it to reduce management fees. Existing investors and potential investors continually assess investment performance and the ability to raise capital for existing and future funds depends on the relative and absolute performance of funds managed by our asset management business. If poor investment returns or changes in investment mandates prevent our asset manager from raising further capital from existing partners, it may need to identify and attract new investors in order to maintain or increase the size of private funds, and there are no assurances that it will be able to find new investors. Further, as competition and disintermediation in the
110    BROOKFIELD CORPORATION

asset management industry increases, our asset management business may face pressure to reduce or modify asset management fees, including base management fees and/or carried interest, or modify other terms governing its current asset management fee structure, in order to attract and retain investors.
The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and the entities managed by our asset manager face competition from other investment managers and investors worldwide. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If our asset management business is unable to successfully raise, retain, and deploy third-party capital into investments, it may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
Our approach to investing often entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our business in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into existing operations or exit from the investment on favorable terms. In addition, liabilities may exist that we or managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or the managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.
The credit strategies of our asset management business, the majority of which are managed through Oaktree, offer a broad diverse range of long-term and perpetual strategies to investors. Similar to other long-term private funds, our asset manager earns base management fees and carried interest on fund capital in its credit strategies. Cyclicality is important to credit strategies and weak economic environments have tended to afford the best investment opportunities and best relative investment performance to such strategies. Any prolonged economic expansion or recession could have an adverse impact on certain credit strategies and materially affect the ability to deliver superior investment returns for clients or generate incentive or other income in respect of those strategies.
We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
2023 Annual Report    111

At times, our asset manager makes investments (for one or more funds or managed entities) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.
Certain investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more managed entities to the extent those concentrated investments are in assets or regions that experience market dislocation. In addition, certain funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our asset manager’s control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events.
The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
If any of the investments managed by our asset manager perform poorly or experience prolonged periods of volatility, or if the capital is not deployed effectively, its fee-based revenue, cash available for distribution and/or carried interest would decline, negatively impacting our earnings. Moreover, we could experience losses on our capital invested in funds managed by our asset manager. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.
d) Laws, Rules and Regulations
We are subject to numerous laws, rules, and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business, and/or damage to our reputation in instances of non-compliance.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of the company, our listed affiliates, or entities managed by our asset management company to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed, could adversely affect our reputation and financial condition.
Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny and enforcement actions. Regulatory investigations and/or enforcement actions by regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions propose deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our asset management business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including the E.U., the U.K., Canada, Brazil, Colombia, Australia, India, South Korea and China. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how managed entities are marketed in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor participation
112    BROOKFIELD CORPORATION

and distributions. Such regulations may also prescribe certain capital requirements on managed entities, and conditions on the leverage managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional restrictions and expenses for us and could reduce our operating flexibility and fundraising opportunities.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations, including the Financial Industry Regulatory Authority in the U.S. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.
The advisors of certain managed entities are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become, an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would face severe limitations on the operation of our business. Among other things, we would be prohibited from engaging in certain business activities (or have conditions placed on our business activities), face restrictions on engaging in transactions with affiliated entities and issuing certain securities or engaging in certain types of financings, be restricted with respect to the amount and types of borrowings we are permitted to obtain, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.
Our asset management business has and may become subject to additional regulatory and compliance requirements as it expands its product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.
We acquire and develop primarily insurance and reinsurance services, renewable power and transition, infrastructure, business services, real estate, and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international laws and regulations. These laws and regulations can result in uncertainty and delays, and impose additional costs, which may adversely affect our results of operations. Changes in these laws and regulations may negatively impact us and our businesses or may benefit our competitors and their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
2023 Annual Report    113

e) Governmental Investigations, Sanctions and Anti-Bribery and Corruption
Federal, state and foreign anti-bribery and corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), the Brazilian Clean Companies Act, the Australian Criminal Code Act 1995, the Indian Prevention of Corruption Act, the Chinese Criminal Law and the Anti-Unfair Competition Law (China), and the Bermudian Bribery Act 2016. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery and corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. The policies and procedures we have implemented to comply with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or managed entities invest.
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the
114    BROOKFIELD CORPORATION

United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada), and E.U. sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our business and prospects are currently unknown and may become significant.
In addition, the U.S. and many non-U.S. countries that have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on us or our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors in our funds or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.
f) Financial Obligations and Liquidity
Cash must be available to meet our financial obligations when due and enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes or changes in economic or market conditions may also result in higher borrowing costs and reduced access to credit.
2023 Annual Report    115

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, from time to time, we may guarantee the obligations of entities managed by our asset management business or that we invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.
g) Foreign Exchange and Other Financial Exposures
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Wall Street Reform and Consumer Protection Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin
116    BROOKFIELD CORPORATION

requirements (relative to bilateral agreements) or a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
h) Temporary Investments and Backstop Commitments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management business.
We periodically enter into agreements that commit us to acquire or stand in place of another entity to acquire assets or securities in order to support our asset management business with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed entity that is fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. As another example, we may commit capital for a particular acquisition transaction as part of a consortium alongside certain of managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management business. By leveraging the company’s financial position to make temporary investments and backstop commitments, we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the company’s initial equity participation.
While it is often our intention in these arrangements that the company’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest or commitment as we intended and therefore may be required to take or keep ownership of assets or securities for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may alter our asset concentration outside of our desired parameters, may reduce our ability to pursue further acquisitions, or negatively impact our ability to meet other financial commitments.
i) Interest Rates
Rising interest rates could increase our interest costs and adversely affect our financial performance.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the present value of an income-producing asset may decline as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In many jurisdictions in which we operate, a period of sharply increasing interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost and impact the availability of debt financing and thereby negatively impact the ability of our businesses to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result.
2023 Annual Report    117

j) Human Capital
Ineffective maintenance of our culture or ineffective management of human capital could adversely impact our business and financial performance.
Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees, across our and our affiliates’ businesses. The senior management team across our businesses has a significant role in our success and oversees the execution of our business and investment strategies. If we are unable to attract and retain qualified employees, this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in managed entities and other members of the business communities and industries in which we operate and result in the reduction of our AUM or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.
Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of the private funds managed by our asset manager, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
The conduct of our businesses and the execution of our strategy rely heavily on the synergies across our businesses and teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
k) Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices;
118    BROOKFIELD CORPORATION

either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
For example, recent and ongoing conflict in the Middle East and Eastern Europe have contributed to global economic uncertainty, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability. The materialization of one or more of these risks could negatively affect our financial performance and adversely impact our business.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies and regulations, including protectionist policies, or personnel; (ii) changes in general economic or social conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) military conflict, political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
Unforeseen political events in markets where we have significant investors and/or where we own and operate assets or may look to for further growth of our businesses, such as the U.S., Canadian, Brazilian, Australian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of foreign currencies relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and managed entities could be exacerbated by supply chain disruptions, trade policy and geopolitical tensions.
l) Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: short-term and long-term interest rates; inflation; credit and capital market volatility; business investment levels; government spending levels; sovereign debt risks; consumer spending levels; changes in laws, rules or regulations; trade barriers; supply chain disruptions; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts or security operations); catastrophic events (including pandemics/epidemics, earthquakes, tornadoes or floods); the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has
2023 Annual Report    119

caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments; (iii) the value or performance of the investments; and (iv) the ability to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Many of the private funds of our asset manager have a finite life that may require an investment exit to be made at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that a private fund investment cannot be exited successfully. Our asset manager cannot always control the timing of private fund investment exits or realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash such as the capital markets, which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.
Inflationary pressures could adversely impact our businesses.
Our operating businesses are impacted by heightened inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth ahead. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
120    BROOKFIELD CORPORATION

m) Catastrophic Event/Loss, Pandemics, Climate Change, War and Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/epidemics, climate change, military conflict/war or terrorism/sabotage, could adversely impact our financial performance.
Our AUM could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics, acts of malicious destruction, climate change, war/military conflict or terrorism, which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease such as COVID-19, which spreads across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
The emergence and progression of a contagious disease and the actions taken in response by government authorities across various geographies in which the company owns and operates investments could interrupt business activities and supply chains, disrupt travel, contribute to significant volatility in the financial markets, impact social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations would mitigate the adverse impacts of any of these factors.
Natural disasters and ongoing changes to the physical climate in which we operate may have an adverse impact on our business, financial position, results of operations or cash flows. Changes in weather patterns or extreme weather (such as floods, wildfires, droughts, hurricanes and other storms) may negatively affect our businesses’ operations or damage assets that we may own or develop. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop. Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate. Responses to these changes could result in higher costs, such as the imposition of new property taxes, increases in insurance rates or additional capital expenditures.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings that may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
Additionally, our businesses rely on free movement of goods, services, and capital from around the globe. Any slowdown in international investment, business or trade as a result of catastrophic events could also have a material adverse effect on our business, financial position, results of operations or cash flows.
n) Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or managed entities and the willingness of investors to invest in them. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
2023 Annual Report    121

Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.
Governments around the world increasingly seek to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations on coordinating and sharing information regarding companies and the taxes they pay. A number of countries across the globe have also agreed to implement a “two pillar” plan for global tax reform, developed by the OECD/G20 Inclusive Framework on BEPS, to address perceived base erosion and profit shifting (“BEPS”) by multinational groups. Governmental taxation reforms, policies and practices could adversely affect us and, depending on the nature of such reforms, policies and practices, including the implementation of the BEPS proposals in the jurisdictions in which we operate could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, our tax planning could be subject to negative media coverage, which may adversely impact our reputation.
To preserve the intended Canadian federal income tax treatment of the arrangement undertaken to implement the special distribution of the asset management business (“Arrangement”), the company agreed to certain restrictions that may significantly reduce its strategic and operating flexibility.
The company engaged in various restructuring transactions in connection with the Arrangement (the “Pre-Arrangement Reorganization”). To preserve the intended Canadian federal income tax treatment of these transactions as generally tax deferred under the Income Tax Act (Canada), the company, the asset manager and their subsidiaries are prohibited for a period of two years following the effective date of the Arrangement, except in specific circumstances, from taking any action, omitting to take any action or entering into any transaction that could cause the Pre-Arrangement Reorganization, the Arrangement or certain other transactions occurring in conjunction therewith to be taxed in a manner that is inconsistent with that provided for in an opinion of counsel addressed to the board of directors of the company and the board of directors of Brookfield Asset Management Ltd. confirming the Canadian federal income tax consequences of certain aspects of the Pre-Arrangement Reorganization and the Arrangement to the parties thereto. The foregoing restrictions may limit for a period of time the company’s ability to pursue certain strategic transactions or other transactions that it believes to be in the best interests of our shareholders or that might increase the value of our business.
o) Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning, are based on our own methodologies and assumptions and may not properly convey the information they purport to reflect.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. In addition, we may exclude recently acquired companies from our evaluation of internal controls. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.
122    BROOKFIELD CORPORATION

Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
p) Sustainability
Ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs could damage our reputation, adversely impact our financial performance and lead to regulatory action.
There is increasing stakeholder interest in sustainability considerations and how they are managed. Sustainability considerations include climate change, human capital and labor management, corporate governance, diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating sustainability considerations into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors in managed entities or in Brookfield may not invest in all products given certain industries in which we operate. If we are unable to successfully integrate sustainability considerations into our practices, we may incur a higher cost of capital, lower interest in our debt securities and/or equity securities or otherwise face a negative impact on our business, operating results and cash flows and result in reputational damage.
Certain of our subsidiaries and affiliates may be subject to compliance with laws, regulations, regulatory rules and/or guidance relating to sustainability, and any failure to comply with these laws, regulations, regulatory rules or guidance could expose us to material adverse consequences, including loss, limitations on our ability to undertake licensable business, legal liabilities, financial and non-financial sanctions and penalties, and/or reputational damage. New sustainability requirements imposed by jurisdictions in which we do business, such as the E.U. Sustainable Finance Disclosure Regulation (2019/2088), could (a) result in additional compliance costs, disclosure obligations or other implications or restrictions; and/or (b) impact our established business practices, cost base and, by extension, our profitability. Sustainability-related requirements and market practices differ by region, industry and issue and are evolving dynamically, and the sustainability requirements applicable to us, our investments, or our assessment of such requirements or practices may change over time. Under emerging sustainability requirements, we may be required to classify our businesses against, or determine the alignment of underlying investments under, sustainability-related legislative and regulatory criteria and taxonomies, some of which can be open to subjective interpretation. Our view on the appropriate classifications may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures, or it may require new processes to be set up to capture data, which may lead to additional cost, disclosure obligations or other implications or restrictions.
The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Efforts to limit global warming may give rise to changes in regulations, reporting and consumer sentiment that could have a negative impact on our existing operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at state, provincial, federal or international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
The ownership and operation of some of the assets held in our portfolio companies carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the portfolio companies is crucial.
2023 Annual Report    123

Our portfolio companies have incurred and will continue to incur significant capital and operating expenditures to comply with sustainability requirements, including health and safety standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our portfolio companies may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
Global sustainability challenges, such as carbon emissions, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. We are also engaged with various sustainability frameworks and organizations through which we have stated certain ambitions and commitments regarding sustainability best practices. If we are unable to successfully manage our sustainability compliance or commitments, this could have a negative impact on our reputation and our ability to raise future public and private capital and could be detrimental to our economic value and the value of managed entities.
q) Dependence on Information Technology Systems and Data Security, Privacy, and Cyber-Terrorism
We rely on the use of technology and information systems, many of which are controlled by third-party service providers, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations.
We operate in businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions as well as the machinery and other equipment used in certain parts of our operations. In addition, our businesses rely on telecommunication services to interface with their business networks and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. We rely on this technology functioning as intended. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.
We rely heavily on certain financial, accounting, communications and other data processing systems. We collect, store and use large amounts of sensitive information, including personally identifiable information, through our information technology systems. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology security, noting the increasing frequency,
124    BROOKFIELD CORPORATION

sophistication and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. Further, unauthorized parties may also gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data. The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
In addition, our operating equipment may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems.
We are reliant on third party service providers for certain aspects of our business, including for the administration of certain funds we manage, as well as for certain information systems and technology platforms, trustee services, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage with vendors and third-party services providers in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third-party service providers will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non- compliance. Other countries where we operate are enacting or amending data
2023 Annual Report    125

protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.
r) Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of portfolio companies and managed entities may subject us, managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other competitors.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.
s) Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies in relation to our assets and business activities. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance (“D&O insurance”) for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the company and its affiliates may enter into insurance policies as a group that are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
126    BROOKFIELD CORPORATION

t) Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines that loan money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by such investors via capital contributions. These investors may default on their capital commitment obligations, which could have an adverse impact on our asset management business and in turn our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
u) Information Barriers
Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.
Certain businesses within our asset management operations operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management operations and their portfolio companies, and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of our businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance and investment returns of certain businesses within our asset management operations and their portfolio companies.
The asset management businesses that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that such businesses may be operationally independent from one another. The information barrier does not eliminate the requirement that such businesses aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our asset management businesses that operate on the other side of such information barrier.
2023 Annual Report    127

Although these information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to our asset management business, we may decide, at any time and without notice to our company or our shareholders, to remove or modify the information barriers within our asset management business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier.
The breach or failure of such information barriers could result in the sharing of material non-public information between businesses that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our businesses and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions and negatively impact our ability to raise third-party capital and provide investment management services to clients, all of which could result in negative financial impact to our investment activities.
v) Reinsurance
We face risks specific to BNRE and its reinsurance activities.
BNRE operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, BNRE offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance and we continue to hold a significant economic interest in BNRE.
BNRE exchangeable shares have been structured with the intention of providing an economic return equivalent to our Class A shares. Each BNRE exchangeable share is exchangeable on a one-for-one basis at the option of the holder for our Class A shares (or its cash equivalent) and distributions on BNRE exchangeable shares are expected to be paid at the same time and in the same amount as cash dividends are paid on our Class A shares. In addition, we have entered into a number of important agreements with BNRE to support the economic equivalence between our Class A shares and BNRE exchangeable shares, including: (i) a support agreement pursuant to which we have agreed to, among other things, take all actions reasonably necessary to enable BNRE to pay quarterly distributions and the liquidation amount or amount payable on a redemption of BNRE exchangeable shares; and (ii) the provision of certain equity capital and debt financing to BNRE on an as-needed basis to fund the growth of and maximize flexibility for BNRE. While BNRE and its operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations, in the event BNRE is unable to meet its financial obligations, it will be required to rely on us for support pursuant to the support agreement and our equity capital and debt financing. Further, we or BNRE may issue additional shares in the future in the public markets, including to fund future growth of BNRE or in lieu of incurring indebtedness, which could depress the market price or dilute the percentage interest of existing holders of our Class A shares and BNRE exchangeable shares in aggregate. Additionally, any BNRE exchangeable shares issued by BNRE in the future will be exchangeable on the same terms as the BNRE exchangeable shares and any future exchanges satisfied by the delivery of our Class A shares would dilute the percentage interest of existing holders of our Class A shares.
BNRE’s business is presently conducted under three operating segments, which it refers to as its Direct Insurance, Reinsurance, Pension Risk Transfer businesses. Going forward, BNRE plans to grow these businesses; however, there is no guarantee that it will be successful in doing so. A key part of BNRE’s growth strategy will involve writing new insurance policies, executing new pension risk transfer (PRT) arrangements and reinsurance contracts and may also include the acquisition of, or material investments in, existing reinsurance and insurance platforms. Such initiatives, if successful, would significantly increase the scale, scope and diversity of BNRE. While BNRE has reviewed and has successfully executed transactions in the past to facilitate its growth, competition exists in the market for
128    BROOKFIELD CORPORATION

direct insurance products and for profitable reinsurance and PRT arrangements and businesses and BNRE may not be successful in executing on future opportunities.
The success of BNRE’s business is dependent on writing and servicing life, annuity, property and casualty insurance policies for individuals, families and businesses. Any problems or discrepancies that arise in its pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of incorrect assumptions, employee error, vendor error, or technological problems, could have a negative effect on operations and reputation, particularly if such problems or discrepancies are replicated through multiple policies.
BNRE makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting its business operations. Its underwriting results depend upon the extent to which actual claims experience and benefit payments under its reinsurance contracts are consistent with the assumptions used in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much BNRE will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If the assumptions and estimates of BNRE differ significantly from the actual outcomes and results, its business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected, which in turn may negatively impact the value of our interest in the business.
w) Renewable Power and Transition
We face risks specific to our renewable power and transition activities.
Our renewable power and transition operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A portion of our renewable power and transition revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of our power purchase agreements will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices rise over the power purchase agreement’s term, result in us having committed to sell power in the future at below market rate. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
In our renewable power and transition operations, there is a risk of equipment failure due to severe weather conditions (including as a result of climate change), wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. Equipment that our renewable power and transition operations need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability
2023 Annual Report    129

to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
We are exposed to performance and operational risks in respect of certain nuclear technologies. The nuclear fuel and power industries are heavily regulated and could be significantly impacted by changes in government policies and priorities such as increased regulation and/or more onerous operating requirements that negatively impact our nuclear technology services. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear technology services.
Our ability to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the state of capital markets, the ability to secure project financing (including from tax equity investors and through tax and other government incentives) the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.
New regulatory initiatives related to sustainability could adversely impact our business. While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to our renewable power and transition group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around sustainability and prescribing approaches to sustainability policies that are inconsistent with our current practices. If regulators disagree with the sustainability disclosures that we make, or with the categorization of our financial products, we may face regulatory enforcement action, and our business or reputation could be adversely affected.
x) Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, midstream, and data operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, residential infrastructure, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance and capital expenditure requirements.
Many of our infrastructure operations are subject to government regulation, including with respect to revenues and environmental sustainability. If any of the respective regulators in the jurisdictions in which we operate decides to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
With environmental regulation becoming more stringent, our investments may become subject to increasing environmental responsibility and liability. These regulations may result in increased costs to our operations that may not be able to be passed onto our customers and may have an adverse impact on prospects for growth of some businesses.
General economic conditions (including those resulting from climate change and severe weather conditions) affect international demand for the commodities handled and services provided by our infrastructure operations. A downturn in the economy generally or specific to any of our infrastructure businesses, may lead to a reduction in volumes, disruption to our business, bankruptcies or liquidations of one or more large customers, which could
130    BROOKFIELD CORPORATION

reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
y) Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is invested in industrial operations, business services operations and infrastructure services operations, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain private equity businesses that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.
Unfavorable economic conditions could negatively impact the ability of investee companies to repay debt. Even with our support, such adverse economic conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-outs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. Investments in businesses we target may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several companies that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, our Canadian residential mortgage insurer is subject to significant regulation and may be adversely affected by changes in government policy. The majority of the revenue from our healthcare services operation is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.
2023 Annual Report    131

Our infrastructure services operations include companies in lottery services, marine transportation and scaffolding services. Our lottery services operation is heavily dependent on long-term contracts and failure to win, maintain and renew these contracts could substantially impact revenue. Our lottery services operation also often requires entering into strategic relationships with third parties, including competitors, which we do not control, and which may have inconsistent business interests or goals from us. Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our scaffolding services business is subject to the risks inherent to construction operations, including risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.
z) Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages that require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our real estate business operates in industries or geographies that may be impacted by the local, regional, national or international outbreak of a contagious disease. Adverse impacts on our business may also include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action and climate change events including hurricanes, earthquakes, tsunamis and other natural and man-made disasters;
•a slowdown in business activity may severely impact our tenants’ businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of the disruption of local economic conditions.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate
132    BROOKFIELD CORPORATION

assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily businesses are subject to a range of operating risks common to these industries, many of which are outside our control, and the profitability of our investments in these industries may be adversely affected by these factors. For example, our hospitality business faces risks relating to climate change hurricanes, earthquakes, tsunamis and other natural and man-made disasters; the potential spread of contagious diseases; and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives that compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
We face risks specific to our residential development and mixed-use activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic, political and industry conditions, such as consumer confidence, employment levels, inflation levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Certain catastrophic events and supply chain disruptions may also result in a lack of availability or increased costs of required materials, utilities and resources which could delay or increase the cost of home construction and which could adversely affect our business and results of operations. Such events could result in construction delays and increased costs which may not be fully passed on to our buyers.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Increases in mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them. Our Canadian markets continue to be impacted by changes to mortgage qualification rules that introduced stress tests for homebuyers and government policies relating to the Ontario real estate market and the Alberta energy sector surrounding pipeline approval. In the U.S., significant expenses incurred for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes.
The current economic environment also continues to impact the industry for retail and office properties in our mixed-use projects. As we depend on office, retail, and apartment tenants to generate income from these mixed-use projects, our results of operations and cash flows may be adversely affected by vacancies and tenant defaults or bankruptcy in our mixed-use properties, and we may be unable to renew leases or re-lease space in our mixed-use properties as leases expire.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.
2023 Annual Report    133

Our residential development and mixed-use business is susceptible to adverse weather conditions, other environmental conditions, and natural disasters, as well as pandemics/epidemics, each of which could adversely affect our business and results of operations. For example, while none of our U.S. properties were materially adversely affected by the recent significant wildfires throughout Southern California, we could experience labor shortages, construction delays, or utility company delays, which in turn could impact our results.

134    BROOKFIELD CORPORATION

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Insurance Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group, LLC	• BIP – Brookfield Infrastructure Partners L.P.
• Argo – Argo Group International Holdings, Inc.	• BIPC – Brookfield Infrastructure Corporation
• BAM – Brookfield Asset Management ULC	• BPG – Brookfield Property Group
• BBU – Brookfield Business Partners L.P.	• BPY – Brookfield Property Partners L.P.
• BBUC – Brookfield Business Corporation	• BNRE – Brookfield Reinsurance Ltd.
• BEP – Brookfield Renewable Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
2023 Annual Report    135

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at December 31, 2023, was as follows: BEP/BEPC – $22.1 billion; BIP/BIPC – $31.2 billion; BBU/BBUC – $5.6 billion; and BPG – $17.9 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Realized carried interest[1]	$1,006	$894
Less: direct costs associated with realized carried interest	(372)	(284)
	634	610
Less: realized carried interest not attributable to Corporation	(64)	(55)
Realized carried interest, net	$570	$555
1.Includes $395 million of realized carried interest related to Oaktree (2022 – $316 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
136    BROOKFIELD CORPORATION

Core liquidity is a non-IFRS measure that represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total deployable capital is a non-IFRS measure that represents the sum of core liquidity and uncalled private fund commitments.
Corporate capitalization is a non-IFRS measure that represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is a non-IFRS measure that is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Insurance Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, gains and losses on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

2023 Annual Report    137

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Net Income	$5,105	$5,195
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	2,902	1,840
Fair value changes and other	1,952	977
Depreciation and amortization	9,075	7,683
Deferred income taxes	(897)	191
Realized disposition gains in fair value changes or equity	634	903
Non-controlling interests in FFO[2]	(12,550)	(10,495)
Funds from operations	6,221	6,294
Less: total disposition gains	(2,105)	(1,121)
Less: realized carried interest, net	(570)	(555)
Operating funds from operations	3,546	4,618
Less: Operating FFO from BAM	(1,649)	(1,962)
Less: Operating FFO from Asset Management direct investments	109	(351)
Less: Operating FFO from Operating Businesses	(1,731)	(2,371)
Distributions from BAM	1,678	2,061
Distributions from Asset Management direct investments	876	883
Distributions from Operating Businesses	1,462	1,534
Add back: equity-based compensation costs	108	62
Preferred share dividends	(176)	(160)
Distributable earnings before realizations	4,223	4,314
Realized carried interest, net	570	555
Disposition gains from principal investments	13	360
Distributable earnings	$4,806	$5,229
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Insurance Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

138    BROOKFIELD CORPORATION

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below for a table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Revenue	$95,924	$92,769
Add: fee revenues from Oaktree	1,203	1,165
Add: inter-segment and other fee revenues	2,618	2,230
Less: external revenues from consolidated subsidiaries other than BAM	(95,364)	(92,116)
Fee revenues	4,381	4,048
Direct costs[1]	(2,014)	(1,792)
	2,367	2,256
Less: amounts attributable to other shareholders	(126)	(148)
Fee-related earnings	$2,241	$2,108
1.Direct costs, for the year ended December 31, 2022, include $34 million attributable to BAM, which was reallocated from the Corporate Activities segment to the asset manager following the special distribution of a 25% interest in our asset manager.
2023 Annual Report    139

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC. 31, 2023	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.62	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.42	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
140    BROOKFIELD CORPORATION

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
2023 Annual Report    141

Internal Control Over Financial Reporting
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Corporation (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2023, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting at the global intermodal logistics operation, the European hyperscale data center platform, the European and North American residential decarbonization infrastructure business, the 136 MW portfolio of operating wind assets, the fully integrated developer and operator of renewable power assets with 5900 MW of operating and under construction assets, with a 6100 MW development pipeline in the United States, the leading commercial and industrial renewable development platform with 4500 MW of operating and development pipeline in India, the 60 MW portfolio of operating wind assets in Brazil, the leading independent renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects in the United Kingdom, the joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 GW of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early stage renewable energy projects, the distributed generation platform with approximately 730 MW of development pipeline, and Mobile Mini Solutions which were acquired during 2023, and whose total assets, net assets, revenues and net income constitute approximately 7%, 9%, 3% and 9%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2023.
Brookfield’s internal control over financial reporting as of December 31, 2023, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2023. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2023.

Bruce Flatt Chief Executive Officer	Nicholas Goodman President and Chief Financial Officer
March 18, 2024
Toronto, Canada

142    BROOKFIELD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Corporation and subsidiaries (the “Corporation”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Corporation and our report dated March 18, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the global intermodal logistics operation, the European hyperscale data center platform, the European and North American residential decarbonization infrastructure business, the 136 MW portfolio of operating wind assets, the fully integrated developer and operator of renewable power assets with 5900 MW of operating and under construction assets, with a 6100 MW development pipeline in the United States, the leading commercial and industrial renewable development platform with 4500 MW of operating and development pipeline in India, the 60 MW portfolio of operating wind assets in Brazil, the leading independent renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects in the United Kingdom, the joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 GW of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early stage renewable energy projects, the distributed generation platform with approximately 730 MW of development pipeline, and Mobile Mini Solutions, which were acquired during 2023, and whose financial statements constitute, in aggregate, 7% of total assets, 9% of net assets, 3% of revenues, and 9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at the global intermodal logistics operation, the European hyperscale data center platform, the European and North American residential decarbonization infrastructure business, the 136 MW portfolio of operating wind assets, the fully integrated developer and operator of renewable power assets with 5900 MW of operating and under construction assets, with a 6100 MW development pipeline in the United States, the leading commercial and industrial renewable development platform with 4500 MW of operating and development pipeline in India, the 60 MW portfolio of operating wind assets in Brazil, the leading independent renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects in the United Kingdom, the joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 GW of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early stage renewable energy projects, the distributed generation platform with approximately 730 MW of development pipeline, and Mobile Mini Solutions.
Basis for Opinion
The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
2023 Annual Report    143

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 18, 2024

144    BROOKFIELD CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 148 through 232 in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders and the board of directors their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Bruce Flatt Chief Executive Officer	Nicholas Goodman President and Chief Financial Officer
March 18, 2024
Toronto, Canada

2023 Annual Report    145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Corporation and subsidiaries (the “Corporation”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2024, expressed an unqualified opinion on the Corporation’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of Investment Properties and Property, Plant and Equipment – Refer to Notes 2(h)(i), 2(h)(ii), 11, and 12 to the financial statements
Critical Audit Matter Description
The Corporation has elected the fair value model for investment properties and the revaluation model for certain classes of property, plant and equipment, namely the Corporation’s renewable power generating, utilities, transport, midstream, data, and hospitality operating assets. Upon initial recognition of these assets, the purchase price of each acquisition is allocated to the assets acquired and liabilities assumed based on their respective fair values. Subsequent to initial recognition, the Corporation measures these assets at fair value or revalued amount.
The investment properties and certain classes of property, plant and equipment have limited observable market activity, which requires management to make significant estimates and assumptions in the determination of fair value at both the date of acquisition and at the measurement date. The estimates and assumptions with the highest degree of subjectivity and impact on fair values are future expected market rents, terminal value multiples, terminal capitalization rates, future forecasted cash flows (revenues and growth capex) and discount rates. Auditing these estimates and assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
146    BROOKFIELD CORPORATION

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future expected market rents, terminal value multiples, terminal capitalization rates, forecasted future cash flows (revenues and growth capex) and discount rates of investment properties and certain classes of property, plant and equipment included the following, among others:
•Evaluated the effectiveness of controls, including those related to management’s process for determining investment properties and certain classes of property, plant and equipment fair values including those over determining future expected market rents, terminal value multiples, terminal capitalization rates, future forecasted cash flows (revenues and growth capex) and discount rates.
•Tested management’s future expected market rents, terminal value multiples, terminal capitalization rates, future forecasted cash flows (revenues and growth capex) and discount rates through independent analysis and comparison to external sources including objective contractual information, analyst and industry reports and observable economic indicators, where applicable.
•Evaluated management’s ability to accurately estimate fair value and future expected market rents and future forecasted cash flows (revenues and growth capex) by comparing management’s historical fair value estimates to market transactions and forecasts to actual results.
•Evaluated the impact of current market events and conditions, including relevant comparable transactions, on the assumptions used by management.
•With the assistance of valuation specialists, evaluated the valuation methods and assumptions used by management to determine the fair value of certain property, plant and equipment by evaluating the reasonableness of the Corporation’s replacement cost assumptions including the estimated useful life, considering source information, historical data for similar assets, and external market and industry data.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s determination of terminal value multiples, terminal capitalization rates, and discount rates by (1) testing the source information underlying the determination of terminal value multiples, terminal capitalization rates, and discount rates; (2) developing a range of independent estimates and comparing those to the terminal value multiples, terminal capitalization rates, and discount rates selected by management; and (3) considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 18, 2024

We have served as the Corporation’s auditor since 1971.
2023 Annual Report    147

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Assets
Cash and cash equivalents	6	$11,222	$14,396
Other financial assets	6	28,324	26,899
Accounts receivable and other	7	28,512	27,378
Inventory	8	11,412	12,843
Assets classified as held for sale	9	2,489	2,830
Equity accounted investments	10	59,124	47,094
Investment properties	11	124,152	115,100
Property, plant and equipment	12	147,617	124,268
Intangible assets	13	38,994	38,411
Goodwill	14	34,911	28,662
Deferred income tax assets	15	3,338	3,403
Total assets		$490,095	$441,284

Liabilities and equity
Corporate borrowings	16	$12,160	$11,390
Accounts payable and other	17	58,893	57,065
Liabilities associated with assets classified as held for sale	9	118	876
Non-recourse borrowings of managed entities	18	221,550	202,684
Deferred income tax liabilities	15	24,987	23,190
Subsidiary equity obligations	19	4,145	4,188

Equity
Preferred equity	21	4,103	4,145
Non-controlling interests	21	122,465	98,138
Common equity	21	41,674	39,608
Total equity		168,242	141,891
Total liabilities and equity		$490,095	$441,284
148    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2023	2022
Revenues	22	$95,924	$92,769
Direct costs	23	(81,409)	(78,511)
Other income and gains		6,501	1,594
Equity accounted income	10	2,068	2,613
Expenses
Interest
Corporate borrowings		(596)	(527)
Non-recourse borrowings		(14,907)	(10,175)
Corporate costs		(69)	(122)
Fair value changes	24	(1,396)	(977)
Income taxes	15	(1,011)	(1,469)
Net income		$5,105	$5,195
Net income attributable to:
Shareholders		$1,130	$2,056
Non-controlling interests		3,975	3,139
		$5,105	$5,195
Net income per share:
Diluted	21	$0.61	$1.19
Basic	21	0.62	1.22
2023 Annual Report    149

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2023	2022
Net income		$5,105	$5,195
Other comprehensive income
Items that may be reclassified to net income
Financial contracts and power sale agreements		(354)	1,917
Marketable securities		210	(773)
Equity accounted investments	10	106	(508)
Foreign currency translation		1,770	(1,932)
Income taxes	15	78	(310)
		1,810	(1,606)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	12	1,489	5,387
Revaluation of pension obligations	17	(11)	308
Equity accounted investments	10	581	360
Marketable securities		39	(207)
Income taxes	15	(178)	(1,213)
		1,920	4,635
Other comprehensive income		3,730	3,029
Comprehensive income		$8,835	$8,224
Attributable to:
Shareholders
Net income		$1,130	$2,056
Other comprehensive income (loss)		803	(263)
Comprehensive income		$1,933	$1,793

Non-controlling interests
Net income		$3,975	$3,139
Other comprehensive income		2,927	3,292
Comprehensive income		$6,902	$6,431

150    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AS AT AND FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in year:
Net income	—	—	1,130	—	—	—	—	1,130	—	3,975	5,105
Other comprehensive income	—	—	—	—	11	271	521	803	—	2,927	3,730
Comprehensive income	—	—	1,130	—	11	271	521	1,933	—	6,902	8,835
Shareholder distributions
Common equity	—	—	(436)	—	—	—	—	(436)	—	—	(436)
Preferred equity	—	—	(166)	—	—	—	—	(166)	—	—	(166)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(12,842)	(12,842)
Other items
Repurchases, net of equity issuances	(22)	(59)	(499)	—	—	—	—	(580)	(42)	27,226	26,604
Share-based compensation	—	23	(29)	—	—	—	—	(6)	—	—	(6)
Ownership changes	—	—	—	1,551	(575)	78	267	1,321	—	3,041	4,362
Total change in year	(22)	(36)	—	1,551	(564)	349	788	2,066	(42)	24,327	26,351
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
AS AT AND FOR THE YEAR ENDED DEC. 31, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[2]	Revaluation Surplus	Currency Translation	Other Reserves[3]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in year:
Net income	—	—	2,056	—	—	—	—	2,056	—	3,139	5,195
Other comprehensive income (loss)	—	—	—	—	884	(542)	(605)	(263)	—	3,292	3,029
Comprehensive income (loss)	—	—	2,056	—	884	(542)	(605)	1,793	—	6,431	8,224
Shareholder distributions
Common equity	—	—	(879)	—	—	—	—	(879)	—	—	(879)
Preferred equity	—	—	(150)	—	—	—	—	(150)	—	—	(150)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(11,102)	(11,102)
Other items
Equity issuances, net of repurchases	363	(287)	(641)	—	—	—	—	(565)	—	10,786	10,221
Share-based compensation	—	115	(157)	—	—	—	—	(42)	—	—	(42)
Ownership changes[1]	—	—	72	(3,284)	357	3	93	(2,759)	—	3,637	878
Total change in year	363	(172)	301	(3,284)	1,241	(539)	(512)	(2,602)	—	9,752	7,150
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
1.Includes a non-cash distribution of $2.4 billion made on December 9, 2022 relating to the special distribution of a 25% interest in our asset management business.
2.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
3.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

2023 Annual Report    151

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2023	2022
Operating activities
Net income		$5,105	$5,195
Other income and gains		(6,501)	(1,594)
Equity accounted earnings, net of distributions		(441)	(355)
Fair value changes	24	1,396	977
Depreciation and amortization	23	9,075	7,683
Deferred income taxes	15	(897)	191
Sales of (investments in) residential inventory		152	(119)
Net change in non-cash working capital balances		(1,422)	(3,227)
		6,467	8,751
Financing activities
Corporate borrowings arranged		1,246	1,567
Corporate borrowings repaid		(550)	—
Commercial paper and bank borrowings, net		31	(912)
Non-recourse borrowings arranged		83,620	89,459
Non-recourse borrowings repaid		(71,328)	(61,067)
Non-recourse credit facilities, net		(3,558)	6,869
Subsidiary equity obligations issued		277	75
Subsidiary equity obligations redeemed		(456)	(563)
Deposits from related parties	27	173	1,563
Deposits provided to related parties	27	(1,261)	(35)
Capital provided by non-controlling interests		29,401	15,263
Capital repaid to non-controlling interests		(2,175)	(4,477)
Repayment of lease liabilities		(969)	(773)
Settlement of deferred consideration		(483)	(1,706)
Preferred equity redemptions		(22)	—
Common shares issued		49	14
Common shares repurchased		(624)	(686)
Distributions to non-controlling interests		(12,842)	(11,102)
Distributions to shareholders		(602)	(1,029)
		19,927	32,460
Investing activities
Acquisitions
Investment properties		(8,213)	(9,664)
Property, plant and equipment		(8,069)	(7,236)
Equity accounted investments		(10,492)	(5,142)
Financial assets and other		(51,887)	(67,974)
Acquisition of subsidiaries, net of cash acquired		(12,922)	(26,306)
Dispositions
Investment properties		1,573	3,874
Property, plant and equipment		1,175	595
Equity accounted investments		3,258	1,645
Financial assets and other		50,086	63,953
Disposition of subsidiaries, net of cash disposed		5,688	6,325
Restricted cash and deposits		41	280
		(29,762)	(39,650)
Cash and cash equivalents
Change in cash and cash equivalents		(3,368)	1,561
Net change in cash classified within assets held for sale		(11)	158
Foreign exchange revaluation		205	(17)
Balance, beginning of period		14,396	12,694
Balance, end of period		$11,222	$14,396

Supplemental cash flow disclosures
Income taxes paid		$1,677	$1,079
Interest paid		13,902	9,009
152    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Insurance Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at December 31, 2023, the Corporation’s capital totaled $58.2 billion (December 31, 2022 – $55.4 billion), and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Cash and cash equivalents	$134	$1,282
Other financial assets	4,004	6,870
Common equity in investments	53,523	49,391
Other assets and liabilities of the Corporation	506	(2,170)
Corporation’s Capital	$58,167	$55,373
Corporation’s Capital is comprised of the following:
Common equity	$41,674	$39,608
Preferred equity	4,103	4,145
Non-controlling interest	230	230
Corporate borrowings	12,160	11,390
	$58,167	$55,373
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Insurance Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.

2023 Annual Report    153

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2023 is as follows:

AS AT DEC. 31, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$134	$11,088	$—	$11,222
Other financial assets	4,004	24,320	—	28,324
Accounts receivable and other[1]	1,191	27,836	(515)	28,512
Inventory	—	11,412	—	11,412
Assets classified as held for sale	—	2,489	—	2,489
Equity accounted investments	2,081	57,043	—	59,124
Investment properties	21	124,131	—	124,152
Property, plant and equipment	144	147,473	—	147,617
Intangible assets	84	38,910	—	38,994
Goodwill	—	34,911	—	34,911
Deferred income tax assets	489	2,849	—	3,338
Accounts payable and other[1]	(3,383)	(56,025)	515	(58,893)
Liabilities associated with assets classified as held for sale	—	(118)	—	(118)
Deferred income tax liabilities	(117)	(24,870)	—	(24,987)
Subsidiary equity obligations	(4)	(4,141)	—	(4,145)
Total	4,644	397,308	—	401,952
Common equity in investments[2]	53,523	—	(53,523)	—
Corporation’s Capital	58,167	397,308	(53,523)	401,952
Less:
Corporate borrowings	12,160	—	—	12,160
Non-recourse borrowings of managed entities	—	221,550	—	221,550
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	122,235	—	122,465
Common equity	$41,674	$53,523	$(53,523)	$41,674
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $515 million and $515 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Insurance Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.

154    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2022 is as follows:

AS AT DEC. 31, 2022 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,282	$13,114	$—	$14,396
Other financial assets	6,870	20,029	—	26,899
Accounts receivable and other[1]	2,196	25,431	(249)	27,378
Inventory	2	12,841	—	12,843
Assets classified as held for sale	—	2,830	—	2,830
Equity accounted investments	1,460	45,634	—	47,094
Investment properties	27	115,073	—	115,100
Property, plant and equipment	146	124,122	—	124,268
Intangible assets	81	38,330	—	38,411
Goodwill	—	28,662	—	28,662
Deferred income tax assets	475	2,928	—	3,403
Accounts payable and other[1]	(6,004)	(51,310)	249	(57,065)
Liabilities associated with assets classified as held for sale	—	(876)	—	(876)
Deferred income tax liabilities	(112)	(23,078)	—	(23,190)
Subsidiary equity obligations	(441)	(3,747)	—	(4,188)
Total	5,982	349,983	—	355,965
Common equity in investments[2]	49,391	—	(49,391)	—
Corporation’s Capital	55,373	349,983	(49,391)	355,965
Less:
Corporate borrowings	11,390	—	—	11,390
Non-recourse borrowings of managed entities	—	202,684	—	202,684
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	97,908	—	98,138
Common equity	$39,608	$49,391	$(49,391)	$39,608
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $249 million and $249 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
2023 Annual Report    155

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”).
These consolidated financial statements were authorized for issuance by the Board of Directors of the company on March 18, 2024.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023. The new standards were applied as follows:
i.    IFRS 17 – Insurance Contracts (“IFRS 17”)
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 supersedes IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations.
The company adopted IFRS 17 effective January 1, 2023 and the adoption did not have a significant impact on our company’s financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The adoption did not have a significant impact on our company’s financial reporting.
iii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not expected to have a significant impact on the financial position of the company.
c)    Future Changes in Accounting Standards
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024.
The company is currently assessing the impact of this amendment.
d)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company is able to exercise power over the investee, is exposed to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company includes 100% of its subsidiaries’ revenues and expenses in the Consolidated Statements of Operations and 100% of its subsidiaries’ assets and liabilities on the Consolidated Balance Sheets, with non-controlling interests in the equity of the company’s subsidiaries included within the company’s equity. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it control of an investee.
156    BROOKFIELD CORPORATION

Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit-sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary resulting in a loss of control, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Refer to Note 2(r) for an explanation of the company’s accounting policy for business combinations and to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from the sale of a business to an associate or joint venture are recognized in full in the consolidated financial statements. Profit and losses resulting from all other transactions with an associate or joint venture that do not constitute the sale of a business are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for indicators of impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).
iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement that exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
e)     Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
2023 Annual Report    157

Foreign currency-denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions that hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
f)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.
g)     Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. The company and its subsidiaries may also transact with entities over which the company has significant influence or joint control. Amounts owed to and by associates and joint ventures are not eliminated on consolidation. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.
In addition to our subsidiaries and equity accounted investments, we consider key management personnel, the Board of Directors and material shareholders to be related parties. See Note 27 for additional details.
h)    Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as investment properties. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment properties are initially measured at cost including transaction costs, or at fair value if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted approaches: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 net operating income, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach for certain of our LP investments and directly held multifamily assets whereby a capitalization rate is applied to estimated stabilized annual net operating income. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.
Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

ii.    Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment (“PP&E”) as well as certain assets which are under development for future use as PP&E. PP&E measured using the revaluation method is initially measured at cost, or at fair value if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent there is any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
158    BROOKFIELD CORPORATION

PP&E held in our Private Equity segment, which include right-of-use assets, are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Land is carried at cost whereas finite-life assets such as buildings and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a systematic basis over the assets’ useful life.
Depreciation methods and useful lives are reassessed at least annually regardless of the measurement method used.
Renewable Power and Transition
Renewable Power and Transition generally determines the fair value of its PP&E by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal rates and assumptions about future inflation rates and discount rates by geographical location.
Depreciation on renewable power assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Solar generating units	Up to 35
Gas-fired cogenerating (“Cogeneration”) units	Up to 40
Other assets	Up to 60
Costs are allocated to the significant components of power generating assets and each component is depreciated separately.
The depreciation of PP&E in our Brazilian Renewable Power and Transition operations is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration as at December 31, 2023 is 34 years (2022 – 35 years). Land rights are included as part of the concession or authorization and are subject to depreciation.
Infrastructure
Utilities, transport, midstream and data assets within our Infrastructure segment as well as assets under development classified as PP&E on the Consolidated Balance Sheet are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, midstream and data assets using both the discounted cash flow and depreciated replacement cost methods, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
Depreciation on utilities, transport, midstream and data assets is calculated on a straight-line or declining balance basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 60
Transmission stations, towers and related fixtures	Up to 50
Leasehold improvements	Up to 50
Plant and equipment	Up to 50
Network systems	Up to 65
Track	Up to 40
Intermodal containers	Up to 20
Pipelines and gas storage assets	Up to 80
2023 Annual Report    159

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
Private Equity
The company accounts for its Private Equity PP&E using the cost model. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the following asset classes as follows:

(YEARS, UNLESS OTHERWISE NOTED)	Useful Lives
Buildings	Up to 50
Right-of-use assets	Up to 40
Machinery and equipment	Up to 25
Vessels	Up to 35
Oil and gas related equipment and mining property	Units of production
Real Estate and Other
Hospitality operating assets are classified as PP&E and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets.
Depreciation on hospitality assets is calculated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Building and building improvements	1 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20
iii.    Inventory
Private Equity
Fuel inventories within our Private Equity segment are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the Consolidated Statements of Operations through direct costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels and renewable transport fuel obligations (“RTFO”) certificates are valued at the lower of cost and net realizable value.
Real Estate
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes. In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development. Indirect costs are allocated to homes or lots based on the number of units in a community.
Land and housing assets are recorded at the lower of cost and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
160    BROOKFIELD CORPORATION

i)    Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:
Level 1:    Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:    Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.
Level 3:    Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Refer to the investment properties and revaluation of PP&E explanations for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 11 and 12.
j)    Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses for uncollectibility.
k)    Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within direct costs in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in the Consolidated Statements of Operations in other income and gains when the asset is derecognized.
Infrastructure
Intangible assets within our Infrastructure segment primarily consist of conservancy rights, service concession arrangements, customer order backlogs, track access rights, operating network agreements and customer contracts and relationships. Concession arrangements, accounted for as intangible assets under IFRIC 12, Service Concession Arrangements (“IFRIC 12”), were mostly acquired through acquisitions of gas transmission, electricity transmission and toll road businesses and are amortized on a straight-line basis over the term of the arrangement.
2023 Annual Report    161

The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts. For our Brazilian regulated gas transmission operation, the concession arrangement provides the operation with the right to operate the asset perpetually. As a result, the intangible asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 20 years remaining.
Refer to Note 13 for additional information on these concession arrangements.
The intangible assets at our residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names.
Private Equity
Our Private Equity segment includes intangible assets across a number of operating companies. The majority are finite life intangible assets that are amortized on a straight-line basis over the following useful lives:

(YEARS)	Useful Lives
Water and sewage concession agreements	Up to 50
Brand names and trademarks	Up to 40
Computer software	Up to 20
Customer relationships	Up to 20
Proprietary technology	Up to 15
Real Estate
Intangible assets in our Real Estate segment are primarily of trademarks and licensing agreements. Subsequent to initial recognition, intangible assets with a finite life are measured at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible asset and is recognized in net income for the respective reporting period. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
l)    Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.
162    BROOKFIELD CORPORATION

m)    Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
n)    Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities as well as limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities at amortized cost on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in fair value are recorded in net income in the period of the change.
o)    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts.
Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of performance obligation and for disclosure requirements of remaining performance obligations. This permits the company to recognize revenue in the amount to which we have the right to invoice such that the company has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The company recognizes revenue when it transfers control of a product or service to a customer.
The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
2023 Annual Report    163

The company earns base management fees in accordance with contractual arrangements with our long-term private funds, perpetual strategies and liquid securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for meeting or exceeding certain performance thresholds of managed entities. Incentive distributions, paid to us by certain of our perpetual affiliates, are determined by contractual arrangements and represent a portion of distributions paid by the perpetual affiliates above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates if that hurdle has been achieved. Brookfield Business Partners L.P. (“BBU”) pays performance fees if the growth in its unit price exceeds a predetermined threshold, with the unit price based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the respective listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We recognize this carried interest when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur, which are generally met when an underlying fund investment is profitably disposed of. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Renewable Power and Transition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from their own power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
We also sell power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue over time as the performance obligation is satisfied. The sale of energy and capacity are distinct goods that are substantially the same and have the same pattern of transfer as measured by the output method. Renewable credits are performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
Private Equity
Revenue from our Private Equity segment primarily consists of: (i) sale of goods or products which is recognized as revenue when the product is shipped and title passes to the customer; (ii) the provision of services which are recognized as revenue over the period of time that they are provided; and (iii) leasing and other product offerings which is recognized under the requirements of IFRS 16, Leases (“IFRS 16”), whereas the other revenue streams are recognized under IFRS 15.
Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards complete satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Variable consideration, such as claims, incentives and variations resulting from contract modifications, is only recognized in the transaction price to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
164    BROOKFIELD CORPORATION

Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue as well as revenue from leisure activities is recognized when goods and services are provided.
Real estate rental income is recognized in accordance with IFRS 16. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when our performance obligations are met. Performance obligations are satisfied when we transfer title of a product to a customer and all material conditions of the sales contract have been met. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
p)    Financial Instruments
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash flow characteristics of the financial asset. The company classifies its financial liabilities as amortized cost or FVTPL.
•Financial instruments that are not held for the sole purpose of collecting contractual cash flows are classified as FVTPL and are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within profit or loss. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.
•Financial assets classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal. The cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.
•Financial instruments that are held for the purpose of collecting contractual cash flows that are solely payments of principal and interest are classified as amortized cost and are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.
Expected credit losses associated with debt instruments carried at amortized cost and FVTOCI are assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. Impairment charges are recognized in profit or loss based on the expected credit loss model.
2023 Annual Report    165

The following table presents the types of financial instruments held by the company within each financial instrument classification:

Financial Instrument Type	Measurement
Financial Assets
Cash and cash equivalents	Amortized cost
Other financial assets
Government bonds	FVTOCI
Corporate bonds	FVTPL, FVTOCI, Amortized cost
Fixed income securities and other	FVTPL, FVTOCI, Amortized cost
Common shares and warrants	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Amortized cost

Financial Liabilities
Corporate borrowings	Amortized cost
Non-recourse borrowings of managed entities
Property-specific borrowings	Amortized cost
Subsidiary borrowings	Amortized cost
Accounts payable and other[1]	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Amortized cost
1.Includes derivative instruments.
Other Financial Assets
Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as FVTPL, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as FVTPL are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.
Allowance for Credit Losses
For financial assets classified as amortized cost or debt instruments as FVTOCI and undrawn loan commitments, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded regardless of whether there has been an actual loss event. The company uses probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses.
The company assesses the carrying value of FVTOCI and amortized cost securities for impairment when there is objective evidence that the asset is impaired such as when an asset is in default. Impaired financial assets continue to record life-time expected credit losses; however interest revenue is calculated based on the net amortized carrying amount after deducting the loss allowance. When objective evidence of impairment exists, losses arising from impairment are reclassified from accumulated other comprehensive income to net income.
166    BROOKFIELD CORPORATION

Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity as ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
q)    Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
r)    Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
2023 Annual Report    167

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.
s)    Leases
The company accounts for leases under IFRS 16. Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company has elected to not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component. This election is made by asset class.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases are recognized into income on a straight-line or other systematic basis.
For lessees, the company recognizes a right-of-use (“ROU”) asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement date. It is classified as either investment in PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36, Impairment of Assets. Refer to Note 2(h) for additional details of our accounting policies governing investment properties, PP&E and inventory.
Lease liabilities are classified within accounts payable and other and are recognized at the commencement of the lease, initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero, in which case it is recorded in the Consolidated Statements of Operations.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the ROU asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are classified within direct costs in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically, we have elected to apply practical expedients associated with short-term and low-value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate at which to discount the lease payments.
168    BROOKFIELD CORPORATION

t) Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other on the Consolidated Balance Sheets and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported within accounts payable and other on the Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit-sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs in the Consolidated Statements of Operations.

c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.
2023 Annual Report    169

u)    Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and stabilized net operating income used in values determined using the direct capitalization approach. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates on fair value is provided in Note 11.
b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of PP&E using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for PP&E is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6 and 25.
d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.
e.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
170    BROOKFIELD CORPORATION

a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it has the ability to exert directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development. the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation and subsequently recognized into income when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(o) of the consolidated financial statements.
e.    Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
f.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-
2023 Annual Report    171

generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
g.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
h.    Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit.
i.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.
3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate and private equity funds managed by BAM, opportunistic credit funds managed by Oaktree, and other investments.
Insurance Solutions:
i.The Insurance Solutions business includes our equity accounted interest in Brookfield Reinsurance Ltd. (“BNRE”), a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
172    BROOKFIELD CORPORATION

iii.The Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
iv.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM are now presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively.
Beginning in the first quarter of 2023, subsequent to the special distribution of a 25% interest in our asset management business described in Note 21 (b), our Asset Management segment includes our investment in BAM and certain corporate costs and tax items that were previously presented in our Corporate Activities segment.
Beginning in the fourth quarter of 2022, the company no longer presented a Residential Development operating segment for internal or external reporting purposes. Our North American and Australian residential development operations are now presented within the Real Estate segment and the Brazilian residential development operations are now presented within the Asset Management segment.
This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
b)    Segment Financial Measures
We assess our performance using distributable earnings (“DE”) from our Asset Management segment and Insurance Solutions segments, net operating income (“NOI”) from our Real Estate segment, and funds from operations (“FFO”) generated by each other segment as our key measures of financial performance and our segment measures of profit and loss. We also provide the amount of capital invested by the Corporation in each segment using common equity by segment. These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Beginning in the first quarter of 2023, the company changed its segment financial measures to use DE rather than FFO for the Asset Management segment as it is more representative of cash flows and profitability from that segment, and NOI rather than FFO for the Real Estate segment as NOI provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy and rental rates.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our cash flows and profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, gains and losses on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
2023 Annual Report    173

iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and (iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
174    BROOKFIELD CORPORATION

c)    Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$10,219	n/a	$5,310	$18,234	$55,683	$6,169	$309	$95,924
Inter-segment and other revenues[1]	4,820	n/a	—	6	56	35	32	4,949	i
Segmented revenues	15,039	n/a	5,310	18,240	55,739	6,204	341	100,873
DE	3,135	740	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	418	653	1,876	n/a	(463)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	3,616	n/a	n/a	ii
Common Equity	19,484	6,144	4,887	2,537	3,291	22,413	(17,082)	41,674
1.We equity account for our investment in Oaktree and include our share of the FFO at 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2023, $1.7 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

AS AT AND FOR THE YEAR ENDED DEC. 31, 2022 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$8,955	n/a	$5,198	$14,660	$57,333	$6,457	$166	$92,769
Inter-segment and other revenues[1]	4,289	n/a	—	4	207	32	(41)	4,491	i
Segmented revenues	13,244	n/a	5,198	14,664	57,540	6,489	125	97,260
DE	3,678	388	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	401	576	857	n/a	(366)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	3,472	n/a	n/a	ii
Common Equity	19,645	3,996	5,274	2,524	2,439	22,825	(17,095)	39,608
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For year ended December 31, 2022, $1.5 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
i.Inter-Segment Revenues
For the year ended December 31, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $4.8 billion (2022 – $4.3 billion), revenues earned on construction projects between consolidated entities totaling $89 million (2022 – $220 million), and other revenues totaling a net income of $40 million (2022 – loss of $18 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2023	2022
Net income		$5,105	$5,195
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		2,902	1,840
Fair value changes		1,396	977
Depreciation and amortization		9,075	7,683
Deferred income taxes		(897)	191
Realized disposition gains in fair value changes or equity	iii	634	903
Non-controlling interests on above items		(12,550)	(10,495)
Real Estate segment disposition gains		(256)	42
Real Estate segment adjustments and other, net[1]		4,566	2,670
Total segments’ measures of profit or loss[2]		$9,975	$9,006
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Insurance Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
2023 Annual Report    175

iii.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $634 million for the year ended December 31, 2023 (2022 – $903 million), of which $569 million relates to prior periods (2022 – $794 million), and a gain of $65 million has been recorded in fair value changes (2022 – $109 million).
d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
U.S.	$28,257	$24,724
U.K.	23,432	25,090
Canada	10,036	10,752
Australia	6,079	6,041
Brazil	5,778	5,294
India	2,983	2,743
Colombia	2,373	2,135
Germany	2,192	1,909
Other Europe	9,501	9,084
Other Asia	2,992	3,042
Other	2,301	1,955
	$95,924	$92,769
The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
U.S.	$211,947	$206,714
Canada	50,899	50,894
U.K.	36,289	31,940
Brazil	29,306	25,500
Australia	27,599	27,068
India	23,093	19,521
Germany	15,636	12,262
Colombia	13,344	10,567
Other Europe	45,583	31,713
Other Asia	21,149	14,655
Other	15,250	10,450
	$490,095	$441,284
176    BROOKFIELD CORPORATION

4.    SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2023	2022
Brookfield Asset Management ULC (“BAM”)	British Columbia	25.0%	25.0%
Brookfield Renewable Partners L.P. (“BEP”)[3]	Bermuda	54.6%	51.7%
Brookfield Infrastructure Partners L.P. (“BIP”)[4]	Bermuda	73.9%	72.9%
Brookfield Business Partners L.P. (“BBU”)[5]	Bermuda	34.5%	34.8%
1.Control and associated voting rights of the limited partnerships (BEP, BIP and BBU) reside with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees.
2.The company’s ownership interest in BEP, BIP and BBU includes a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units, general partnership units and units or shares that are exchangeable for units in our listed partnerships, in each subsidiary, where applicable. Each of BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
3.Ownership interest held by non-controlling interests represents the combined units not held in BEP and Brookfield Renewable Corporation (“BEPC”).
4.Ownership interest held by non-controlling interests represents the combined units not held in BIP and Brookfield Infrastructure Corporation (“BIPC”).
5.Ownership interest held by non-controlling interests represents the combined units not held in BBU and Brookfield Business Corporation (“BBUC”).

The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2023:

	NYSE	TSX
BEP	BEP	BEP.UN
BIP	BIP	BIP.UN
BBU	BBU	BBU.UN
The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2023	2022
BAM	$2,247	$2,377
BEP	25,677	21,651
BIP	31,479	23,030
BBU	15,241	16,026
BPG[1]	35,314	29,321
Individually immaterial subsidiaries with non-controlling interests	12,507	5,733
	$122,465	$98,138
1.This balance represents non-controlling interests within the consolidated funds of Brookfield Properties Group (“BPG”).

2023 Annual Report    177

All publicly listed subsidiaries are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests is set out below. The summarized financial information represents amounts before intra-group eliminations:

	BAM		BEP		BIP		BBU		BPG
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Current assets	$5,455	$5,690	$4,610	$4,183	$7,979	$6,686	$14,885	$18,312	$14,950	$15,626
Non-current assets	6,973	6,820	71,518	59,928	92,805	66,283	67,500	71,186	168,744	162,198
Current liabilities	(2,302)	(2,093)	(8,038)	(4,943)	(11,705)	(8,377)	(14,355)	(16,954)	(49,286)	(41,653)
Non-current liabilities	(1,096)	(915)	(38,111)	(32,882)	(55,063)	(39,038)	(49,498)	(54,079)	(68,538)	(74,982)
Non-controlling interests	(2,247)	(2,377)	(25,677)	(21,651)	(31,479)	(23,030)	(15,241)	(16,026)	(35,314)	(29,321)
Equity attributable to Brookfield	$6,783	$7,125	$4,302	$4,635	$2,537	$2,524	$3,291	$2,439	$30,556	$31,868

Revenues	$3,569	$3,375	$5,038	$4,711	$17,931	$14,427	$55,068	$57,545	$15,034	$13,835
Net income (loss) attributable to:
Non-controlling interests	$433	$442	$684	$327	$1,391	$1,350	$2,865	$275	$(551)	$2,639
Shareholders	1,269	2,276	(68)	(189)	57	25	912	80	(1,033)	496
	$1,702	$2,718	$616	$138	$1,448	$1,375	$3,777	$355	$(1,584)	$3,135
Other comprehensive income (loss) attributable to:
Non-controlling interests	$4	$(8)	$1,400	$1,868	$778	$39	$258	$(297)	$459	$356
Shareholders	11	(24)	20	622	101	109	30	(97)	420	13
	$15	$(32)	$1,420	$2,490	$879	$148	$288	$(394)	$879	$369
The summarized cash flows of the company’s subsidiaries with significant non-controlling interests are as follows:

	BAM[1]		BEP		BIP		BBU		BPG
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash flows from (used in):
Operating activities	$1,439	$(374)	$1,865	$1,711	$4,078	$3,131	$2,130	$1,011	$(786)	$(1,657)
Financing activities	(475)	1,706	2,596	3,489	9,419	56	(4,371)	18,070	4,135	6,871
Investing activities	(1,842)	(280)	(4,356)	(5,066)	(12,990)	(3,365)	2,537	(18,721)	(6,556)	(3,756)
Distributions paid to non-controlling interests in common equity	$526	$—	$503	$477	$868	$810	$19	$19	$—	$—
1.On December 9, 2022, the company made a $2.4 billion special distribution of a 25% interest in Brookfield Asset Management ULC, our asset management business, which was previously wholly-owned by the company. Refer to Note 21 – Equity for details.
178    BROOKFIELD CORPORATION

5.    ACQUISITIONS OF CONSOLIDATED ENTITIES
a)    Completed During 2023
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2023. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis:

AS AT DEC. 31, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$228	$921	$22	$1,171
Accounts receivable and other	585	1,475	10	2,070
Other financial assets	47	1,519	1	1,567
Assets classified as held for sale	293	—	—	293
Investment properties	—	3,244	—	3,244
Property, plant and equipment	7,200	8,964	240	16,404
Intangible assets	8	4,020	83	4,111
Goodwill	1,674	5,334	203	7,211
Deferred income tax assets	97	—	—	97
Total assets	10,132	25,477	559	36,168
Less:
Accounts payable and other	(1,944)	(1,500)	(46)	(3,490)
Liabilities associated with assets classified as held for sale	(138)	—	—	(138)
Non-recourse borrowings	(2,868)	(9,084)	—	(11,952)
Deferred income tax liabilities	(333)	(1,558)	(47)	(1,938)
Non-controlling interests[1]	(414)	—	(1)	(415)
Preferred equity	—	(641)	—	(641)
	(5,697)	(12,783)	(94)	(18,574)
Net assets acquired[2]	$4,435	$12,694	$465	$17,594
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $3.1 billion of revenue and $464 million of net income in 2023 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $5.1 billion and $644 million to total revenues and net income, respectively.
2023 Annual Report    179

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2023. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.

	Infrastructure			Renewable Power and Transition
AS AT DEC. 31, 2023 (MILLIONS)	HomeServe	Triton	Data4	X-Elio	Deriva	Banks
Cash and cash equivalents	$205	$491	$189	$42	$88	$60
Accounts receivable and other	806	376	284	53	328	27
Other financial assets	21	1,495	3	1	38	8
Assets classified as held for sale	—	—	—	293	—	—
Investment properties	—	—	3,244	—	—	—
Property, plant and equipment	118	8,811	35	1,160	4,024	995
Intangible assets	2,827	710	6	—	—	—
Goodwill	3,337	1,163	808	1,333	—	159
Deferred income tax assets	—	—	—	75	—	—
Total assets	7,314	13,046	4,569	2,957	4,478	1,249
Less:
Accounts payable and other	(792)	(406)	(260)	(126)	(1,561)	(142)
Liabilities associated with assets classified as held for sale	—	—	—	(138)	—	—
Non-recourse borrowings	(1,006)	(7,041)	(845)	(795)	(1,092)	(297)
Deferred income tax liabilities	(613)	(446)	(416)	(105)	(29)	(151)
Non-controlling interests[1]	—	—	—	—	(343)	(34)
Preferred equity	—	(641)	—	—	—	—
	(2,411)	(8,534)	(1,521)	(1,164)	(3,025)	(624)
Net assets acquired[2]	$4,903	$4,512	$3,048	$1,793	$1,453	$625
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Infrastructure
On January 4, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe. The subsidiary has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. The total consideration paid for the business was $4.9 billion. Goodwill of $3.3 billion was recognized, which is not deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $2.3 billion and $36 million, respectively.
On August 1, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of Data4 Group (“Data4”), a high-quality European hyperscale data center platform. The subsidiary has an effective 19% interest in Data4. The total consideration paid for the business was $3.0 billion. Goodwill of $808 million was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $364 million and $47 million, respectively.
On September 28, 2023, a subsidiary of the company, alongside institutional partners completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers. The subsidiary has an effective 28% interest in Triton. The total consideration for the business was $4.5 billion. Goodwill of $1.2 billion was recognized, which is not deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.6 billion and $407 million, respectively.
180    BROOKFIELD CORPORATION

Renewable Power and Transition
On October 10, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% interest in X-Elio Energy S.L. (“X-Elio”), a global solar development platform headquartered in Spain. The transaction was acquired in stages and was accounted for as a business combination as of the date on which control was attained. The total consideration paid for the business was $1.8 billion, comprising of $893 million of debt and an existing 50% interest valued at $900 million. Goodwill of $1.3 billion was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $58 million and $77 million, respectively.
On October 25, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Deriva Energy (“Deriva”), a U.S. renewable portfolio. The total consideration paid for the business was $1.1 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $401 million and $263 million, respectively.
On December 14, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Banks Renewables (“Banks”), a U.K. renewable developer. The total consideration paid for the business was $625 million. Goodwill of $159 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $100 million and $35 million, respectively.
b)    Completed During 2022
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2022. No material changes were made to those allocations disclosed in the 2022 consolidated financial statements.

AS AT DEC. 31, 2022 (MILLIONS)	Private Equity	Real Estate (LP Investments)[3]	Renewable Power and Transition	Infrastructure and Other	Total
Cash and cash equivalents	$953	$605	$85	$7	$1,650
Accounts receivable and other	1,446	302	379	10	2,137
Other financial assets	4,558	188	12	11	4,769
Inventory	485	5	31	2	523
Equity accounted investments	461	222		—	683
Investment properties	—	9,805	—	—	9,805
Property, plant and equipment	1,502	3,224	3,087	160	7,973
Intangible assets	11,594	82		302	11,978
Goodwill	8,155	456	691	279	9,581
Deferred income tax assets	62	—	10	1	73
Total assets	29,216	14,889	4,295	772	49,172
Less:
Accounts payable and other	(2,300)	(795)	(1,201)	(55)	(4,351)
Non-recourse borrowings	(4,924)	(3,707)	(424)	(52)	(9,107)
Deferred income tax liabilities	(1,911)	(878)	(50)	(18)	(2,857)
Non-controlling interests[1]	(96)	(1,788)	(32)	(64)	(1,980)
	(9,231)	(7,168)	(1,707)	(189)	(18,295)
Net assets acquired[2]	$19,985	$7,721	$2,588	$583	$30,877
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
3.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.

Brookfield recorded $4.0 billion of revenue and $528 million of net loss in 2022 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $8.1 billion and $344 million to total revenues and net loss, respectively.
2023 Annual Report    181

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2022. No material changes were made to those allocations disclosed in the 2022 consolidated financial statements.

	Private Equity			Real Estate (LP Investments)[3]			Renewable Power and Transition
(MILLIONS)	CDK	Scientific Games	La Trobe	Watermark Lodging	German Office Portfolio	Irish Office	U.S. Wind Portfolio	U.S. Utility-Scale Solar
Cash and cash equivalents	$301	$61	$155	$172	$357	$74	$26	$22
Accounts receivable and other	544	272	37	144	93	1	280	58
Other financial assets	32	4	4,511	—	105	4	2	—
Inventory	15	169	—	5	—	—	—	—
Equity accounted investments	175	277	—	222	—	—	—	—
Investment properties	—	—	—	—	5,429	1,359	—	—
Property, plant and equipment	82	313	4	3,161	35	8	1,796	561
Intangible assets	4,827	3,983	646	77	—	—	—	—
Goodwill	4,580	1,235	392	—	453	3	9	287
Deferred income tax assets	2	4	9	—	—	—	—	—
Total assets	10,558	6,318	5,754	3,781	6,472	1,449	2,113	928
Less:
Accounts payable and other	(995)	(333)	(39)	(327)	(243)	(42)	(970)	(77)
Non-recourse borrowings	(72)	—	(4,471)	(317)	(1,965)	(209)	(25)	(48)
Deferred income tax liabilities	(1,098)	(206)	(194)	—	(760)	(84)	—	(43)
Non-controlling interests[1]	(81)	—	—	—	(1,509)	—	(26)	—
	(2,246)	(539)	(4,704)	(644)	(4,477)	(335)	(1,021)	(168)
Net assets acquired[2]	$8,312	$5,779	$1,050	$3,137	$1,995	$1,114	$1,092	$760
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
3.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Private Equity
On April 4, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Scientific Games, LLC (“Scientific Games”), a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. The total consideration paid for the business was $5.8 billion, funded with debt and equity. Goodwill of $1.2 billion was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.1 billion and $83 million, respectively.
On May 31, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in La Trobe Financial Services Pty Limited (“La Trobe”), an Australian non-bank residential mortgage lender. The total consideration paid for the business was $1.1 billion, funded with debt, equity, non-cash and contingent consideration. Goodwill of $392 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $402 million and $90 million, respectively.
On July 6, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in CDK Global, Inc. (“CDK Global”), a provider of technology services and software solutions to automotive dealers. The total consideration paid for the business was $8.3 billion, funded with debt and equity. Goodwill of $4.6 billion was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.8 billion and $338 million, respectively.
182    BROOKFIELD CORPORATION

Real Estate LP Investments
A subsidiary of the company, alongside institutional partners, acquired a 95% interest in a German office portfolio. The transaction was acquired in stages and was accounted for as a business combination as of the date in which control was attained on January 11, 2022. The total consideration paid for the portfolio was $2.0 billion, comprising of $188 million of debt and an existing 46% interest valued at $1.8 billion. Goodwill of $453 million was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $238 million and $17 million, respectively.
On June 15, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a real estate investment trust comprised of primarily office properties in Ireland. The total consideration paid for the business was $1.1 billion. Goodwill of $3 million was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $61 million and $49 million, respectively.
On October 21, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in Watermark Lodging Trust. The total consideration paid for the portfolio was $3.1 billion. No goodwill was recognized on acquisition. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $760 million and $5 million, respectively.
Renewable Power and Transition
On January 24, 2022, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a utility scale development business in the U.S. The total consideration paid for the portfolio was $760 million. Goodwill of $287 million was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $11 million and $68 million, respectively.

On December 16, 2022, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a renewable developer in the U.S. The total consideration paid for the business was $1.1 billion. Goodwill of $9 million was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $82 million and $7 million, respectively.

2023 Annual Report    183

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS
a)    Financial Instruments Classification
The following tables list the company’s financial instruments by their respective classification as at December 31, 2023 and 2022:

AS AT DEC. 31, 2023 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$11,222	$11,222
Other financial assets
Government bonds	—	1,600	—	1,600
Corporate bonds	866	1,573	2	2,441
Fixed income securities and other	4,451	1,865	2,882	9,198
Common shares and warrants	3,354	1,827	—	5,181
Loans and notes receivable	63	—	9,841	9,904
	8,734	6,865	12,725	28,324
Accounts receivable and other[2]	2,615	—	16,849	19,464
	$11,349	$6,865	$40,796	$59,010
Financial liabilities
Corporate borrowings	$—	$—	$12,160	$12,160
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	205,336	205,336
Subsidiary borrowings	—	—	16,214	16,214
	—	—	221,550	221,550
Accounts payable and other[2]	8,387	—	41,622	50,009
Subsidiary equity obligations	263	—	3,882	4,145
	$8,650	$—	$279,214	$287,864
1.Financial assets include $9.4 billion of assets pledged as collateral.
2.Includes derivative instruments which are elected for hedge accounting, totaling $2.1 billion included in accounts receivable and other and $3.3 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.

184    BROOKFIELD CORPORATION

AS AT DEC. 31, 2022 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$14,396	$14,396
Other financial assets
Government bonds	—	1,566	—	1,566
Corporate bonds	426	1,717	4	2,147
Fixed income securities and other	4,170	1,798	2,794	8,762
Common shares and warrants	4,953	1,519	—	6,472
Loans and notes receivable	53	—	7,899	7,952
	9,602	6,600	10,697	26,899
Accounts receivable and other[2]	3,749	—	16,131	19,880
	$13,351	$6,600	$41,224	$61,175
Financial liabilities
Corporate borrowings	$—	$—	$11,390	$11,390
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	187,544	187,544
Subsidiary borrowings	—	—	15,140	15,140
	—	—	202,684	202,684
Accounts payable and other[2]	6,895	—	41,664	48,559
Subsidiary equity obligations	1,114	—	3,074	4,188
	$8,009	$—	$258,812	$266,821
1.Financial assets include $14.0 billion of assets pledged as collateral.
2.Includes derivative instruments which are elected for hedge accounting, totaling $3.0 billion included in accounts receivable and other and $2.1 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.
Gains or losses arising from changes in fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and fair value through other comprehensive income (“FVTOCI”) financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on FVTOCI financial assets is calculated using the effective interest method and reported in the Consolidated Statements of Operations.
FVTOCI debt and equity securities are recorded on the balance sheet at fair value with changes in FVTOCI. As at December 31, 2023, the unrealized gains and losses relating to the fair value of FVTOCI securities amounted to $500 million (2022 – $78 million) and $278 million (2022 – $1.1 billion), respectively.
During the year ended December 31, 2023, net deferred income of $27 million (2022 – $10 million) previously recognized in accumulated other comprehensive income was reclassified to net income as a result of the disposition or impairment of certain of our FVTOCI financial assets that are not equity instruments.
Included in cash and cash equivalents is cash of $8.8 billion (2022 – $12.0 billion) and short-term deposits of $2.4 billion (2022 – $2.4 billion) as at December 31, 2023.

2023 Annual Report    185

b)    Carrying and Fair Value
The following table lists the company’s financial instruments by their respective classification as at December 31, 2023 and 2022:

	2023		2022
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,222	$11,222	$14,396	$14,396
Other financial assets
Government bonds	1,600	1,600	1,566	1,566
Corporate bonds	2,441	2,441	2,147	2,147
Fixed income securities and other	9,198	9,198	8,762	8,762
Common shares and warrants	5,181	5,181	6,472	6,472
Loans and notes receivable	9,904	9,904	7,952	7,952
	28,324	28,324	26,899	26,899
Accounts receivable and other	19,464	19,464	19,880	19,880
	$59,010	$59,010	$61,175	$61,175
Financial liabilities
Corporate borrowings	$12,160	$11,350	$11,390	$9,599
Non-recourse borrowings of managed entities
Property-specific borrowings	205,336	205,003	187,544	184,254
Subsidiary borrowings	16,214	16,030	15,140	14,708
	221,550	221,033	202,684	198,962
Accounts payable and other	50,009	50,009	48,559	48,559
Subsidiary equity obligations	4,145	4,145	4,188	4,188
	$287,864	$286,537	$266,821	$261,308
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$5,670	$7,565
Non-current	22,654	19,334
Total	$28,324	$26,899

186    BROOKFIELD CORPORATION

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2023			2022
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$25	$1,575	$—	$91	$1,475	$—
Corporate bonds	—	1,662	777	65	1,754	324
Fixed income securities and other	455	958	4,903	493	2,099	3,376
Common shares and warrants	857	1,309	3,015	3,975	377	2,120
Loans and notes receivables	—	46	17	22	26	5
	1,337	5,550	8,712	4,646	5,731	5,825
Accounts receivable and other	6	2,520	89	12	3,731	6
	$1,343	$8,070	$8,801	$4,658	$9,462	$5,831
Financial liabilities
Accounts payable and other	$9	$5,119	$3,259	$7	$4,469	$2,419
Subsidiary equity obligations	4	—	259	—	441	673
	$13	$5,119	$3,518	$7	$4,910	$3,092
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2023	Valuation Techniques and Key Inputs
Other financial assets	$5,550	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,520 / (5,119)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
2023 Annual Report    187

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2023	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$777	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	4,903	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	3,015	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	89 / (3,259)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(259)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
188    BROOKFIELD CORPORATION

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the years ended December 31, 2023 and 2022:

	2023		2022
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of year	$5,831	$3,092	$2,232	$2,714
Fair value changes in net income	317	(444)	95	(394)
Fair value changes in other comprehensive income (loss)[1]	654	(108)	(13)	(3)
Transfers in	773	—	460	—
Transfers out	(44)	(56)	—	—
Additions, net of disposals	1,270	1,034	3,057	775
Balance, end of year	$8,801	$3,518	$5,831	$3,092
1.Includes foreign currency translation.
During the year ended December 31, 2023, $773 million of direct investments in equity securities within our Asset Management segment were transferred from Level 2 to Level 3 of the fair value hierarchy due to the implied price or cost previously used in the fair valuation of the investments not being observable due to minimal market activity for the securities. No other significant transfers were made between Levels 1, 2, or 3 during the year ended December 31, 2023.
During the year ended December 31, 2022, there was a transfer of $460 million to Level 3 of the fair value hierarchy, reflecting a change in valuation technique to a discounted cash flow approach driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates. No other transfers were made between Levels 1, 2, or 3 during the year ended December 31, 2022.
The following table categorizes financial liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2023			2022
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$11,280	$70	$—	$9,524	$75	$—
Property-specific borrowings	8,526	108,076	88,401	6,742	87,764	89,748
Subsidiary borrowings	7,527	—	8,503	7,547	2,100	5,061
Subsidiary equity obligations	—	1,211	2,671	—	689	2,385
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.
d)    Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. Derivative financial instruments are recorded at fair value. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and liabilities, respectively.
i.    Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2023, pre-tax net unrealized loss of $754 million (2022 – $2.1 billion of gains) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2023, there was an unrealized derivative asset balance of $1.0 billion (2022 – $1.6 billion liability) relating to derivative contracts designated as cash flow hedges.
2023 Annual Report    189

ii.    Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2023, unrealized pre-tax net loss of $1.2 billion (2022 – $3.0 billion of gains) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2023, there was an unrealized derivative liability balance of $2.2 billion (2022 – $756 million) relating to derivative contracts designated as net investment hedges.
e)    Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets, where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2023	2022	2023	2022
Gross amounts of financial instruments before netting	$3,204	$4,638	$5,305	$4,703
Gross amounts of financial instruments set-off in the Consolidated Balance Sheets	(589)	(889)	(506)	(861)
Net amounts of financial instruments in the Consolidated Balance Sheets	$2,615	$3,749	$4,799	$3,842
7.     ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Accounts receivable	(a)	$14,879	$14,155
Prepaid expenses and other assets		11,363	10,557
Restricted cash	(b)	2,270	2,666
Total		$28,512	$27,378
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$20,263	$19,489
Non-current	8,249	7,889
Total	$28,512	$27,378
a)    Accounts Receivable
Accounts receivable includes contract assets of $451 million (2022 – $703 million). Contract assets primarily relate to work-in-progress on our long-term construction services contracts for which customers have not yet been billed.
b)    Restricted Cash
Restricted cash primarily relates to the financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations across our segments.

190    BROOKFIELD CORPORATION

8.     INVENTORY
The following table presents the components of inventory:

AS AT DEC. 31 (MILLIONS)	2023	2022
Industrial products	$2,303	$2,911
Residential properties under development	2,109	1,558
Land held for development	1,715	1,895
Completed residential properties	1,396	2,342
Other[1]	3,889	4,137
Total	$11,412	$12,843
1.As at December 31, 2023, the significant components of other inventory are fuel inventory of $597 million (2022 – $850 million) and logistics buildings of $773 million (2022 – $575 million).
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$7,060	$9,108
Non-current	4,352	3,735
Total	$11,412	$12,843
During the year ended December 31, 2023, the company recognized $41.9 billion of inventory relating to cost of goods sold (2022 – $44.1 billion) and a $315 million expense for impaired inventory (2022 – $110 million). The carrying amount of inventory pledged as collateral as at December 31, 2023 was $5.4 billion (2022 – $7.1 billion).
2023 Annual Report    191

9.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2023 and 2022:

AS AT DEC. 31 (MILLIONS)	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) [1]	Private Equity	2023 Total	2022 Total
Assets
Cash and cash equivalents	$2	$9	$—	$11	$46
Accounts receivable and other	48	31	—	79	154
Equity accounted investments	—	132	—	132	407
Investment properties	1,376	765	—	2,141	388
Property, plant and equipment	—	11	101	112	1,027
Intangible assets	—	—	10	10	712
Goodwill	—	—	—	—	32
Other long-term assets	—	—	—	—	61
Deferred income tax assets	—	—	4	4	3
Assets classified as held for sale	$1,426	$948	$115	$2,489	$2,830
Liabilities
Accounts payable and other	$57	$38	$17	$112	$304
Non-recourse borrowings of managed entities	—	—	4	4	569
Deferred income tax liabilities	—	—	2	2	3
Liabilities associated with assets classified as held for sale	$57	$38	$23	$118	$876
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at December 31, 2023, assets held for sale primarily relate to five office assets, four malls, two hotels, and one logistics asset, all in the U.S.
During the year, we disposed of $5.2 billion and $1.9 billion of assets and liabilities, respectively, primarily related to the sales of:
•Five hospitality assets and five malls in the U.S. and certain office assets across Europe, U.S. and Australia in our Real Estate segment and our real estate LP portfolio included within our Asset Management segment;
•A 378 MW operating hydroelectric portfolio and wind assets in the U.S., as well as a portfolio of non-core wind and solar assets in Uruguay within our Renewable Power and Transition segment;
•Our Indian toll roads operation and our 50% interest in a freeland port in Victoria, Australia, within our Infrastructure segment; and
•Our North American road fuels operation and a non-core division in our dealer software and technology services within our Private Equity segment.
192    BROOKFIELD CORPORATION

10.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest[1]		Carrying Value
AS AT DEC. 31 (MILLIONS)	2023	2022	2023	2022
Renewable Power and Transition
Associates
Sustainable solutions	4 – 51%	8 – 49%	$2,586	$251
Other	8 – 65%	3 – 65%	2,325	2,010
			4,911	2,261
Infrastructure
Associates
Utilities	50%	8 – 38%	783	1,244
Transport	26 – 58%	26 – 58%	1,799	1,772
Data	26 – 49%	3%	6,023	1,719
Other	11 – 65%	22 – 50%	179	297
Joint ventures
Utilities	50%	15 – 49%	1,200	1,117
Transport	21 – 50%	6 – 31%	2,599	2,367
Midstream	25%	20 – 38%	461	757
Data	49 – 50%	12 – 50%	4,042	2,571
			17,086	11,844
Private Equity
Associates
Industrial operations	13 – 54%	9 – 54%	553	1,471
Other	14 – 50%	14 – 50%	2,950	1,790
			3,503	3,261
Real Estate
Associates
Transitional and development	25 – 27%	26 – 50%	96	485
Joint ventures
Core	22 – 56%	22 – 56%	10,702	10,794
Transitional and development	5 – 60%	9 – 68%	7,394	7,625
			18,192	18,904

Insurance Solutions[2]	71%	82%	4,411	1,027

Asset Management and Other
Associates
Oaktree	68%	64%	6,974	5,927
Real estate LP Investments[3]	16 – 50%	16 – 31%	258	41
Joint ventures
Real estate LP Investments[3]	18 – 93%	6 – 98%	3,387	3,319
Other equity accounted investments	25 – 85%	12 – 85%	402	510
			11,021	9,797

Total			$59,124	$47,094
1.Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted.
2.Insurance Solutions relates to our capital in our equity accounted investment in Brookfield Reinsurance Ltd.
3.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
2023 Annual Report    193

The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Insurance Solutions[2]	Asset Management and Other[3]	2023 Total	2022 Total
Balance, beginning of year	$2,261	$11,844	$3,261	$18,904	$1,027	$9,797	$47,094	$46,100
Additions, net of disposals[1]	2,367	4,625	293	(134)	2,518	1,129	10,798	1,284
Acquisitions through business combinations	44	—	—	—	—	—	44	682
Share of comprehensive income (loss)	200	1,093	119	(114)	936	521	2,755	2,465
Distributions received	—	(736)	(187)	(259)	(38)	(408)	(1,628)	(2,334)
Return of capital	(62)	—	—	(381)	—	(37)	(480)	(432)
Foreign currency translation	101	260	17	176	(32)	19	541	(671)
Balance, end of year	$4,911	$17,086	$3,503	$18,192	$4,411	$11,021	$59,124	$47,094
1.Includes assets sold and amounts reclassified to held for sale.
2.Insurance Solutions relates to our capital in our equity accounted investment in Brookfield Reinsurance Ltd.
3.Asset Management equity accounted investments primarily relate to Oaktree and real estate LP investments. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Additions, net of disposals, of $10.8 billion during the year included the acquisition of our equity accounted investment in our nuclear technology services operation in our Renewable Power and Transition segment from Brookfield Business Partners L.P., a subsidiary of the Corporation. In connection with this transaction, the Corporation recognized gains of $3.9 billion in other income and gains within net income upon loss of control due to the disposition of our nuclear technology services operation. Acquisitions, net of disposals, also included the acquisition of our equity accounted investment in our North American hyperscale data center platform and a German telecom tower business in our Infrastructure segment, the additional ownership interest acquired in Oaktree in our Asset Management segment, and capital contributions to Brookfield Reinsurance Ltd. in our Insurance Solutions segment. Our equity accounted investments balance also increased due to our proportionate share of comprehensive income earned by our equity accounted investments.

194    BROOKFIELD CORPORATION

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2023				2022
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Renewable Power and Transition
Associates
Sustainable solutions	$2,862	$13,952	$2,623	$6,055	$322	$2,569	$203	$938
Other	2,336	12,692	2,030	6,568	3,841	12,309	3,172	7,187

Infrastructure
Associates
Utilities	208	2,563	74	1,132	363	15,744	364	8,588
Transport	1,641	12,862	2,065	6,994	1,318	12,033	2,259	5,919
Data	1,061	42,547	2,725	21,996	438	8,659	564	4,793
Other	134	1,032	94	321	118	1,362	92	357
Joint ventures
Utilities	437	6,025	337	4,177	372	6,167	366	4,088
Transport	239	10,563	148	6,131	237	10,054	118	6,029
Midstream	226	6,143	190	4,058	232	6,279	226	4,067
Data	355	8,272	188	3,883	1,009	6,640	647	3,640

Private Equity
Associates
Industrial operations	908	650	367	334	1,682	2,352	789	566
Other	3,306	10,917	2,020	6,992	2,749	7,662	1,810	5,551

Real Estate
Associates
Transitional and development	170	329	11	118	50	2,792	77	1,143
Joint ventures
Core	2,315	39,945	3,942	16,150	1,530	40,222	1,588	17,982
Transitional and development	1,265	29,675	7,044	7,096	1,413	30,110	4,722	9,285

Insurance Solutions[1]	11,930	49,494	1,654	53,646	3,500	39,999	5,324	36,718

Asset Management and Other
Associates
Oaktree	2,493	19,733	2,277	10,730	1,999	19,038	1,441	10,332
Real estate LP Investments[2]	20	473	11	80	71	109	54	—
Joint ventures
Real estate LP Investments[2]	2,491	9,670	1,575	4,705	1,875	11,309	1,464	5,605
Other equity accounted investments	189	220	126	52	220	709	24	225
	$34,586	$277,757	$29,501	$161,218	$23,339	$236,118	$25,304	$133,013
1.Insurance Solutions relates to our capital in our equity accounted investment in Brookfield Reinsurance Ltd.
2.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
2023 Annual Report    195

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures:

	2023			2022
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Renewable Power and Transition
Associates
Sustainable solutions	$394	$(15)	$(67)	$363	$11	$—
Other	3,078	673	(355)	3,124	348	(583)

Infrastructure
Associates
Utilities	1,136	39	(376)	1,306	32	(112)
Transport	3,044	27	330	2,561	(132)	307
Data	2,272	(45)	685	815	(23)	247
Other	206	(180)	(283)	173	(349)	600
Joint ventures
Utilities	724	286	183	869	183	171
Transport	12,102	4,114	36	14,372	1,580	93
Midstream	924	315	188	918	220	67
Data	1,047	511	(53)	1,571	337	522

Private Equity
Associates
Industrial operations	2,216	80	(5)	3,462	456	9
Other	6,951	208	6	5,925	300	7

Real Estate
Associates
Transitional and development	26	22	—	(12)	128	—
Joint ventures
Core	2,328	(66)	(60)	1,781	1,244	174
Transitional and development	2,956	76	(30)	2,879	708	63

Insurance Solutions[1]	6,785	452	484	5,101	492	(867)

Asset Management and Other
Associates
Oaktree	1,503	475	16	1,489	579	15
Real estate LP Investments[2]	40	(55)	(56)	230	(6)	69
Joint ventures
Real estate LP Investments[2]	1,878	336	34	1,362	350	312
Other equity accounted investments	285	50	18	151	20	(38)
	$49,895	$7,303	$695	$48,440	$6,478	$1,056
1.Insurance Solutions relates to our capital in our equity accounted investment in Brookfield Reinsurance Ltd.
2.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market.
196    BROOKFIELD CORPORATION

11.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Fair value, beginning of year	$115,100	$100,865
Additions	9,278	11,580
Acquisitions through business combinations	3,244	9,805
Changes in basis of accounting	74	(274)
Dispositions[1]	(4,258)	(4,430)
Fair value changes	(105)	629
Foreign currency translation and other	819	(3,075)
Fair value, end of year[2]	$124,152	$115,100
1.Includes amounts reclassified to held for sale.
2.As at December 31, 2023, the ending balance includes $114.8 billion (December 31, 2022 – $108.2 billion) of investment properties leased to third parties and $4.8 billion of right-of-use (“ROU”) investment properties (December 31, 2022 – $4.4 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $12.5 billion (2022 – $21.4 billion) primarily relate to the purchases of a European hyperscale data center platform in our Infrastructure segment as well as purchases of investment properties within our Real Estate segment and enhancement of existing assets during the year.
Dispositions of $4.3 billion (2022 – $4.4 billion) included the sale of manufactured housing communities in the U.S., and office assets in Brazil, Canada, and the U.S. In addition, the current year includes the reclassification of certain assets held within our real estate funds to assets held for sale.
Investment properties generated $6.6 billion (2022 – $6.2 billion) in rental income and incurred $4.8 billion (2022 – $2.9 billion) in direct operating expenses. Most of our investment properties are pledged as collateral for the non-recourse borrowings at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2023	2022
Core	$18,970	$19,267
Transitional and development	23,016	25,434
LP Investments	77,627	69,501
Other investment properties	4,539	898
	$124,152	$115,100

2023 Annual Report    197

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

	2023			2022
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.8%	11	6.2%	4.6%	11
Transitional and development[1]	7.9%	6.2%	10	7.7%	5.9%	10
LP Investments[1]	8.6%	5.8%	13	8.3%	5.7%	13
Other investment properties[2]	7.4%	n/a	n/a	7.5%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and other direct investments within our Asset Management segment.
12.    PROPERTY, PLANT AND EQUIPMENT
The company’s PP&E relates to the operating segments as shown below:

	Renewable Power and Transition (a)		Infrastructure (b)		Private Equity (c)		Real Estate (Core and Transitional & Development)[2] (d)		Real Estate (LP Investments) and Other[2] (e)		Total
AS AT DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Costs	$46,284	$34,483	$51,635	$39,440	$22,470	$21,548	$543	$562	$16,663	$16,281	$137,595	$112,314
Accumulated fair value changes	31,989	30,726	4,137	3,251	(701)	(611)	50	58	2,464	1,506	37,939	34,930
Accumulated depreciation	(11,922)	(9,966)	(7,226)	(5,398)	(5,934)	(5,271)	(248)	(236)	(2,587)	(2,105)	(27,917)	(22,976)
Total[1]	$66,351	$55,243	$48,546	$37,293	$15,835	$15,666	$345	$384	$16,540	$15,682	$147,617	$124,268
1.As at December 31, 2023, the total includes $6.8 billion (2022 – $5.6 billion) of PP&E leased to third parties as operating leases. Our ROU PP&E assets include $757 million (2022 – $435 million) in our Renewable Power and Transition segment, $3.6 billion (2022 – $3.5 billion) in our Infrastructure segment, $1.3 billion (2022 – $1.5 billion) in our Private Equity, $86 million (2022 – $107 million) in our core and transitional and development investments within our Real Estate segment, and $1.1 billion (2022 – $1.1 billion) within our Asset Management segment, totaling $6.8 billion (2022 – $6.6 billion) of ROU assets.
2.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
198    BROOKFIELD CORPORATION

Renewable Power and Transition, Infrastructure, and Real Estate segments, as well as real estate LP Investments within our Asset Management segment primarily carry PP&E assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. The carrying amount that would have been recognized had our assets been accounted for under the cost model is $96.4 billion (2022 – $75.4 billion). The Private Equity segment carries PP&E assets at amortized cost. As at December 31, 2023, $92.3 billion (2022 – $88.2 billion) of PP&E, at cost, were pledged as collateral for the property debt at their respective properties.
a)    Renewable Power and Transition
Our Renewable Power and Transition PP&E consists of the following:

	Hydroelectric		Wind		Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Cost, beginning of year	$12,480	$13,871	$11,904	$9,033	$10,099	$7,684	$34,483	$30,588
Additions, net of disposals and assets reclassified as held for sale	148	(542)	1,147	950	1,981	1,267	3,276	1,675
Acquisitions through business combinations	—	—	3,712	1,765	3,488	1,321	7,200	3,086
Foreign currency translation and other	1,028	(849)	24	156	273	(173)	1,325	(866)
Cost, end of year	13,656	12,480	16,787	11,904	15,841	10,099	46,284	34,483

Accumulated fair value changes, beginning of year	25,642	23,973	3,253	2,461	1,831	1,704	30,726	28,138
Fair value changes	(596)	2,681	296	1,060	(84)	162	(384)	3,903
Dispositions and assets reclassified as held for sale	49	—	6	(135)	(23)	—	32	(135)
Foreign currency translation and other	1,558	(1,012)	59	(133)	(2)	(35)	1,615	(1,180)
Accumulated fair value changes, end of year	26,653	25,642	3,614	3,253	1,722	1,831	31,989	30,726

Accumulated depreciation, beginning of year	(5,564)	(5,151)	(2,861)	(2,086)	(1,541)	(1,172)	(9,966)	(8,409)
Depreciation expenses	(667)	(624)	(709)	(557)	(499)	(413)	(1,875)	(1,594)
Dispositions and assets reclassified as held for sale	5	86	4	4	2	7	11	97
Foreign currency translation and other	(106)	125	6	(222)	8	37	(92)	(60)
Accumulated depreciation, end of year	(6,332)	(5,564)	(3,560)	(2,861)	(2,030)	(1,541)	(11,922)	(9,966)
Balance, end of year	$33,977	$32,558	$16,841	$12,296	$15,533	$10,389	$66,351	$55,243
The following table presents our Renewable Power and Transition PP&E measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2023	2022
North America	$41,636	$37,016
Colombia	10,585	8,264
Brazil	5,578	4,708
Europe	5,409	3,396
Asia and other	3,143	1,859
	$66,351	$55,243
2023 Annual Report    199

Renewable Power and Transition assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2023. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of Renewable Power and Transition assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows – primarily impacted by future electricity price assumptions	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	•Terminal year	•Increases (decreases) in the terminal year decrease (increase) fair value	•Increases (decreases) in the terminal year tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydroelectric, wind and solar generating facilities at the end of 2023 and 2022 are summarized below.

	North America		Colombia		Brazil		Europe
AS AT DEC. 31	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate
Contracted	5.1 – 5.7%	4.9 – 5.4%	8.7%	8.5%	8.4%	8.2%	4.8%	4.4%
Uncontracted	6.3 – 7.0%	6.2 – 6.7%	10.0%	9.7%	9.7%	9.5%	4.8%	4.4%
Terminal capitalization rate[1]	4.4 – 5.0%	4.3 – 4.9%	8.0%	7.7%	n/a	n/a	n/a	n/a
Terminal year	2046	2044	2043	2042	2053	2051	2037	2036
1.    Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada, and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration or useful life of a concession asset as at December 31, 2023, including a one-time 30-year renewal for applicable hydroelectric assets, is 34 years (2022 – 35 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
Key assumptions on contracted generation and future power pricing are summarized below:

AS AT DEC. 31, 2023	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	55%	19%	78	72	91	123
Brazil (prices in R$/MWh)	76%	40%	313	381	279	424
Colombia (prices in COP$/MWh)	45%	3%	294	357	412	600
Europe (prices in €/MWh)	88%	47%	73	65	62	65
The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2027 and 2035 (2022 – between 2026 and 2035), which will maintain system reliability and provide adequate levels of reserve generation.
200    BROOKFIELD CORPORATION

b)    Infrastructure
Our Infrastructure PP&E consists of the following:

	Utilities		Transport		Midstream		Data and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cost, beginning of year	$7,292	$7,582	$9,285	$8,999	$14,679	$14,862	$8,184	$8,326	$39,440	$39,769
Additions, net of disposals and assets reclassified as held for sale	547	345	606	642	407	780	918	561	2,478	2,328
Acquisitions through business combinations	118	108	8,811	—	—	—	35	53	8,964	161
Foreign currency translation and other	321	(743)	164	(356)	319	(963)	(51)	(756)	753	(2,818)
Cost, end of year	8,278	7,292	18,866	9,285	15,405	14,679	9,086	8,184	51,635	39,440

Accumulated fair value changes, beginning of year	1,624	1,626	1,104	1,045	523	408	—	(2)	3,251	3,077
Disposition and assets reclassified as held for sale	—	—	—	—	—	—	—	—	—	—
Fair value changes	143	176	330	112	312	118	—	—	785	406
Foreign currency translation and other	127	(178)	(24)	(53)	(2)	(3)	—	2	101	(232)
Accumulated fair value changes, end of year	1,894	1,624	1,410	1,104	833	523	—	—	4,137	3,251

Accumulated depreciation, beginning of year	(1,456)	(1,272)	(2,040)	(1,668)	(982)	(622)	(920)	(629)	(5,398)	(4,191)
Depreciation expenses	(392)	(326)	(601)	(468)	(557)	(418)	(419)	(384)	(1,969)	(1,596)
Dispositions and assets reclassified as held for sale	72	21	82	9	30	11	90	41	274	82
Foreign currency translation and other	(60)	121	(46)	87	(29)	47	2	52	(133)	307
Accumulated depreciation, end of year	(1,836)	(1,456)	(2,605)	(2,040)	(1,538)	(982)	(1,247)	(920)	(7,226)	(5,398)
Balance, end of year	$8,336	$7,460	$17,671	$8,349	$14,700	$14,220	$7,839	$7,264	$48,546	$37,293
Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2023. The utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the midstream operations are comprised of energy transmission, distribution and storage. Data PP&E include mainly telecommunications towers, fiber optic networks and data storage assets.
Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport, midstream and data assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Terminal capitalization multiple	•Increases (decreases) in terminal capitalization multiple increases (decreases) fair value	•Increases (decreases) in terminal capitalization multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization multiple
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
2023 Annual Report    201

Key valuation metrics of the company’s utilities, transport, and midstream assets at the end of 2023 and 2022 are summarized below.

	Utilities		Transport		Midstream
AS AT DEC. 31	2023	2022	2023	2022	2023	2022
Discount rates	8 – 11%	7 – 11%	9%	8 – 14%	15%	15%
Terminal capitalization multiples	15x	18x	8 – 20x	9 – 15x	10x	10x
Investment horizon	10 – 20 yrs	10 – 20 yrs	10 yrs	10 yrs	6 yrs	5 – 10 yrs
c)    Private Equity
Private Equity PP&E primarily includes assets owned by the company’s Private Equity segment. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s PP&E assets included in these businesses:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Balance, beginning of year	$21,548	$19,781	$(611)	$(795)	$(5,271)	$(4,036)	$15,666	$14,950
Additions/(dispositions)[1], net of assets reclassified as held for sale	(137)	1,372	93	38	1,469	340	1,425	1,750
Acquisitions through business combinations	239	1,349	—	—	—	—	239	1,349
Foreign currency translation and other	820	(954)	(9)	5	(234)	151	577	(798)
Depreciation expenses	—	—	—	—	(1,898)	(1,726)	(1,898)	(1,726)
Impairment charges	—	—	(174)	141	—	—	(174)	141
Balance, end of year	$22,470	$21,548	$(701)	$(611)	$(5,934)	$(5,271)	$15,835	$15,666
1. For accumulated impairment and accumulated depreciation, (additions)/dispositions.
d)    Real Estate (Core and Transitional & Development)

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Balance, beginning of year	$562	$582	$58	$38	$(236)	$(227)	$384	$393
Additions/(dispositions)[1], net of assets reclassified as held for sale	(19)	4	—	—	30	16	11	20
Foreign currency translation and other	—	(24)	24	—	1	22	25	(2)
Fair value changes	—	—	(32)	20	—	—	(32)	20
Depreciation expenses	—	—	—	—	(43)	(47)	(43)	(47)
Balance, end of year	$543	$562	$50	$58	$(248)	$(236)	$345	$384
1.For accumulated depreciation, (additions)/dispositions.
The company’s Real Estate core and transitional and development PP&E assets include assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2023. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of Real Estate assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life.
202    BROOKFIELD CORPORATION

e)    Real Estate LP Investments and Other
PP&E within the segment primarily consists of our hospitality portfolio within our real estate LP investments, accounted for under the revaluation model, with the most recent revaluation as at December 31, 2023. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of the assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life. The following table presents the changes to the carrying value of the company’s PP&E assets included in these businesses:

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Balance, beginning of year	$16,281	$12,288	$1,506	$616	$(2,105)	$(1,730)	$15,682	$11,174
Additions/(dispositions)[1], net of assets reclassified as held for sale	613	1,269	(34)	31	106	75	685	1,375
Acquisitions through business combinations	—	3,377	—	—	—	—	—	3,377
Foreign currency translation and other	(231)	(653)	86	(36)	72	148	(73)	(541)
Fair value changes	—	—	976	1,019	—	—	976	1,019
Depreciation expenses	—	—	—	—	(660)	(598)	(660)	(598)
Impairment charges	—	—	(70)	(124)	—	—	(70)	(124)
Balance, end of year	$16,663	$16,281	$2,464	$1,506	$(2,587)	$(2,105)	$16,540	$15,682
1.For accumulated depreciation, (additions)/dispositions.
2023 Annual Report    203

13.    INTANGIBLE ASSETS
The following table presents a continuity of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022
Balance, beginning of year	$44,409	$34,810	$(5,998)	$(4,201)	$38,411	$30,609
Additions	899	746	—	—	899	746
Disposals[1]	(3,989)	(2,434)	1,243	259	(2,746)	(2,175)
Acquisitions through business combinations	4,096	12,011	—	2	4,096	12,013
Amortization	—	—	(2,653)	(2,138)	(2,653)	(2,138)
Foreign currency translation	1,177	(724)	(190)	80	987	(644)
Balance, end of year	$46,592	$44,409	$(7,598)	$(5,998)	$38,994	$38,411
1.Includes assets sold and amounts reclassified to held for sale.
Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Private Equity	(a)	$21,217	$23,649
Infrastructure	(b)	15,845	11,822
Real Estate (LP Investments) and Other[1]	(c)	1,837	2,640
Real Estate (Core and Transitional & Development)[1]		69	71
Renewable Power and Transition		26	229
		$38,994	$38,411
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
a) Private Equity
The intangible assets in our Private Equity segment are primarily related to:
•Customer relationships of $12.4 billion (2022 – $13.8 billion), which decreased from the prior year primarily due to the impact of dispositions completed in the year. The customer relationships are attributable to the acquisitions of our modular building leasing services, lottery services operations, advanced energy storage operations, dealer software and technology services operations and engineered components manufacturing operation. The customer relationships acquired have a useful life of 9 to 20 years.
•Brands and trademarks of $2.9 billion (2022 – $3.3 billion), which decreased from the prior year mainly due to the impact of dispositions completed in the year. The brands and trademarks are attributable to our dealer software and technology services operations, modular building leasing services operations, advanced energy storage operations, engineered components manufacturing operations, fleet management and car rental services, and lottery services operations. The majority have an indefinite useful life and the remainder have a useful life of 11 to 40 years.
•Water and sewage concession agreements, the majority of which are arrangements with municipal governments across Brazil, of $2.4 billion (2022 – $2.1 billion) increased from the prior year primarily due to the impact of foreign exchange. The concession agreements provide the company the right to charge fees to users over the terms of the agreements in exchange for water treatment services, ongoing and regular maintenance work on water distribution assets and improvements to the water treatment and distribution systems. The concession agreements have an average remaining term of 23 years at which point the underlying concession assets will be returned to the various grantors.
•Computer software and proprietary technology of $2.2 billion (2022 – $3.7 billion), which decreased from the prior year mainly due to dispositions completed in the year. The proprietary technology pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the Private Equity business and has a useful life of 5 to 15 years.
204    BROOKFIELD CORPORATION

b)    Infrastructure
The intangible assets in our Infrastructure segment are primarily related to:
•Contractual customer relationships, customer contracts, proprietary technology and brands of $4.5 billion (2022 – $1.7 billion) at our North American and European residential decarbonization infrastructure operations. This business generates revenue under long-term contracts with a diversified customer base across North America and Europe.
•Concession arrangements of $3.0 billion (2022 – $2.8 billion) at our Brazilian regulated transmission operation that provide the right to charge a tariff over the terms of the agreements. On April 8, 2021, new legislation was passed in Brazil which extended these finite authorizations in perpetuity. These assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
•Customer relationships and shipping agreements of $2.1 billion (2022 – $2.2 billion) at our Canadian diversified midstream operation, relating to long-term take-or-pay and fee-for-service contractual arrangements. These agreements are with investment grade counterparties. These assets are amortized on a straight-line basis over the estimated useful life.
•Customer relationships, operating network agreements and track access rights of $1.7 billion (2022 – $1.8 billion) at our North American rail operations. These intangible assets include long-term leases.
•Concession arrangements of $1.1 billion (2022 – $1.0 billion) relating to our Peruvian toll roads, which provide the right to charge a tariff over the terms of the concessions. The concessions have an expiration date of 2043 at which point the underlying concession assets will be returned.
•The remaining intangible assets in our Infrastructure segment relate to other indefinite life assets.
c)    Real Estate LP Investments and Other
The intangible assets in real estate LP Investments are primarily attributable to indefinite life trademarks associated with our real estate LP investments, including short-break destinations across the U.K. and Ireland (“U.K. Short Stay”). The U.K. Short Stay trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity.
Inputs Used to Determine Recoverable Amounts of Intangible Assets
We test finite life intangible assets for impairment when an impairment indicator is identified. Indefinite life intangible assets are tested for impairment annually. We use a discounted cash flow valuation to determine the recoverable amount and consider the following significant unobservable inputs as part of our valuation:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) the recoverable amount	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) the recoverable amount	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	•Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) the recoverable amount	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

2023 Annual Report    205

14.    GOODWILL
The following table presents the balance and nature of the changes in goodwill:

	Cost		Accumulated Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022	2023	2022	2023	2022
Balance, beginning of year	$29,767	$21,216	$(1,105)	$(989)	$28,662	$20,227
Acquisitions through business combinations	7,211	9,581	—	—	7,211	9,581
Impairment losses	—	—	(659)	(121)	(659)	(121)
Foreign currency translation and other[1]	(220)	(1,030)	(83)	5	(303)	(1,025)
Balance, end of year	$36,758	$29,767	$(1,847)	$(1,105)	$34,911	$28,662
1.Includes adjustment to goodwill based on final purchase price allocation.
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Private Equity	(a)	$14,396	$15,005
Infrastructure	(b)	14,487	8,789
Renewable Power and Transition	(c)	3,335	1,500
Real Estate (LP Investments) and Other[1]	(d)	2,674	3,348
Real Estate (Core and Transitional & Development)[1]		19	20
Total		$34,911	$28,662
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
a)    Private Equity
Goodwill in our Private Equity segment decreased from the prior year as goodwill acquired from an add-on acquisition in our modular building leasing services was more than offset by the deconsolidation upon disposition of our nuclear technology services operation and technology services operation and a goodwill impairment at our healthcare services operation.
The key inputs are revenue growth rates ranging from 4.3% to 16.2%, discount rates of 8.4% to 16.7% and perpetuity growth rates of 0.8% to 11.5%. These assumptions and inputs are forecasted over a period of 5 years except for specific cases.
b)    Infrastructure
Goodwill in our Infrastructure segment increased from the prior year primarily due to acquisitions of our North American and European residential infrastructure business and global intermodal logistics operation.
A discounted cash flow model was used to determine the recoverable amount of goodwill. The key inputs are discount rates ranging from 8.5% to 17%, terminal value multiples of 9x to 30x and cash flow periods from 4 to 18 years. The recoverable amounts for the years ended 2023 and 2022 were determined to be in excess of their carrying values.
c)    Renewable Power and Transition
Goodwill in our Renewable Power and Transition segment includes a hydroelectric portfolio and distributed generation and utility-scale solar portfolios. The increase in goodwill was primarily due to the acquisition of the remaining 50% interest in a European development business that was not previously owned.
The goodwill on the hydroelectric portfolio arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. For the remaining goodwill balance, the recoverable amounts for the years ended 2023 and 2022 were determined to be in excess of their carrying values. The key inputs are discount rates ranging from 10% to 14%, terminal capitalization rate of 2x to 6x, cash flow periods from 2 to 6 years and future leverage assumptions of the operating segment.
206    BROOKFIELD CORPORATION

(d) Real Estate LP Investments and Other
Goodwill in real estate LP investments and other is primarily comprised of our real estate LP investments, including U.K. Short Stay, a German office portfolio and a mixed-use asset in South Korea, and our Private Equity direct investments. Increases in goodwill at our real estate LP investments were more than offset by partial dispositions of certain Private Equity direct investments.
The valuation assumptions used to determine the recoverable amount for U.K. Short Stay were a discount rate of 11.0% based on a market-based-weighted-average cost of capital, terminal capitalization rate of 5.9% and a long-term growth rate of 3.0%. The recoverable amounts for the years ended 2023 and 2022 were determined to be in excess of their carrying values.
Inputs used to Determine Recoverable Amounts of Goodwill
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) the recoverable amount	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) the recoverable amount	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	•Terminal capitalization rate/multiple	•Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	•Investment horizon/terminal year of cash flows	•Increases (decreases) in the investment horizon/terminal year of cash flows decrease (increase) the recoverable amount
•Increases (decreases) in the investment horizon/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

15.    INCOME TAXES
The major components of income tax expense for the years ended December 31, 2023 and 2022 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Current income tax expense	$1,908	$1,278
Deferred income tax (recovery)/expense
Origination and reversal of temporary differences	(789)	690
Recovery arising from previously unrecognized tax assets	(116)	(447)
Change in tax rates and new legislation	8	(52)
Total deferred income tax (recovery)/expense	(897)	191
Income tax expense	$1,011	$1,469
2023 Annual Report    207

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2023 and 2022. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2023	2022
Statutory income tax rate	26%	26%
(Reduction)/increase in rate resulting from:
Portion of gains subject to different tax rates	(8)	(2)
Taxable income attributable to non-controlling interests	(6)	(3)
International operations subject to different tax rates	1	3
Recognition of deferred tax assets	(5)	(6)
Non-recognition of the benefit of current year’s tax losses	5	3
Non-deductible expenses	7	3
Other	(3)	(2)
Effective income tax rate	17%	22%
Deferred income tax assets and liabilities as at December 31, 2023 and 2022 relate to the following:

AS AT DEC. 31 (MILLIONS)	2023	2022
Non-capital losses (Canada)	$2,132	$1,666
Capital losses (Canada)	5	77
Losses (U.S.)	3,472	3,959
Losses (International)	2,900	1,814
Difference in basis	(30,158)	(27,303)
Total net deferred tax liabilities	$(21,649)	$(19,787)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2023 is approximately $18 billion (2022 – approximately $9 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2023	2022
One year from reporting date	$10	$29
Two years from reporting date	13	11
Three years from reporting date	17	12
After three years from reporting date	667	672
Do not expire	2,212	1,833
Total	$2,919	$2,557
The components of the income taxes in other comprehensive income for the years ended December 31, 2023 and 2022 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Revaluation of property, plant and equipment	$120	$1,187
Financial contracts and power sale agreements	(29)	315
Fair value through OCI securities	76	(127)
Foreign currency translation	(72)	87
Revaluation of pension obligation	5	61
Total deferred tax in other comprehensive income	$100	$1,523
208    BROOKFIELD CORPORATION

16.    CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2023	2022
Term debt
Public – Canadian	Mar. 8, 2024	5.04%	C$	$377	$369
Public – U.S.	Apr. 1 , 2024	4.00%	US$	200	749
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	645	632
Public – U.S.	Jun. 2, 2026	4.25%	US$	499	497
Public – Canadian	Mar. 16, 2027	3.80%	C$	377	369
Public – U.S.	Jan. 25, 2028	3.90%	US$	1,067	1,073
Public – U.S.	Mar. 29, 2029	4.85%	US$	999	999
Public – U.S.	Apr. 15, 2030	4.35%	US$	750	749
Public – U.S.	Apr. 15, 2031	2.72%	US$	500	500
Public – U.S.	Jan. 30, 2032	2.34%	US$	600	600
Public – Canadian	Dec. 14, 2032	5.43%	C$	755	738
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – U.S.	Jun. 14, 2033	6.09%	US$	550	—
Public – U.S.	Jan. 5, 2034	6.35%	US$	700	—
Public – Canadian	Jun. 14, 2035	5.95%	C$	319	312
Private – Japanese	Dec. 1, 2038	1.42%	JPY	71	76
Public – U.S.	Sep. 20, 2047	4.70%	US$	902	902
Public – U.S.	Apr. 15, 2050	3.45%	US$	595	594
Public – U.S.	Mar. 30, 2051	3.50%	US$	758	758
Public – U.S.	Feb. 15, 2052	3.63%	US$	400	400
Public – U.S.	Oct. 16, 2080	4.63%	US$	400	400
				12,214	11,467
Revolving facilities[1]				31	—
Deferred financing costs[2]				(85)	(77)
Total				$12,160	$11,390
1.Reflects commercial paper and credit facility draws outstanding as at December 31, 2023.
2.Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.
Corporate borrowings, excluding revolving facilities, have a weighted-average interest rate of 4.5% (2022 – 4.2%). A portion of corporate borrowings are denominated in foreign currencies, which include C$3.3 billion (2022 – C$3.3 billion) payable in Canadian dollars or $2.5 billion (2022 – $2.4 billion) and ¥10 billion (2022 – ¥10 billion) payable in Japanese Yen or $71 million (2022 – $76 million).
2023 Annual Report    209

17.    ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2023	2022
Accounts payable	$13,470	$12,743
Provisions	3,457	3,591
Lease liabilities	8,882	8,506
Other liabilities	33,084	32,225
Total	$58,893	$57,065
The current and non-current balances of accounts payable, provisions and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$33,414	$33,574
Non-current	25,479	23,491
Total	$58,893	$57,065
Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ valuation change during the year was a decrease of $11 million (2022 – increase of $308 million). The discount rate used was 5% (2022 – 5%) with an increase in the rate of compensation of 2% (2022 – 1%), and an investment rate of 5% (2022 – 4%).

AS AT DEC. 31 (MILLIONS)	2023	2022
Plan assets	$1,380	$2,560
Less accrued benefit obligation:
Defined benefit pension plan	(1,583)	(3,141)
Other post-employment benefits	(131)	(128)
Net liability	(334)	(709)
Less: net actuarial gains (losses) and other	6	(11)
Accrued benefit liability	$(328)	$(720)
The decrease in post-employment benefit obligations compared to the prior year primarily relates to the deconsolidation upon disposition of our nuclear technology services operation in our Private Equity segment. Refer to Note 10 – Equity Accounted Investments for details.
210    BROOKFIELD CORPORATION

18.    NON-RECOURSE BORROWINGS OF MANAGED ENTITIES

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Subsidiary borrowings	(a)	$16,214	$15,140
Property-specific borrowings	(b)	205,336	187,544
Total		$221,550	$202,684
a)    Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Total
2024	$893	$183	$1,517	$3	$2,596
2025	377	302	—	54	733
2026	377	—	—	94	471
2027	999	377	340	—	1,716
2028	3,229	—	750	1,440	5,419
Thereafter	1,039	1,981	2,325	—	5,345
Total Principal repayments	6,914	2,843	4,932	1,591	16,280
Deferred financing costs and other	(32)	(11)	(21)	(2)	(66)
Total – Dec. 31, 2023	$6,882	$2,832	$4,911	$1,589	$16,214
Total – Dec. 31, 2022	$6,702	$2,546	$3,666	$2,226	$15,140
The weighted-average interest rate on subsidiary borrowings as at December 31, 2023 was 5.7% (2022 – 5.2%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$2,596	$1,469
Non-current	13,618	13,671
Total	$16,214	$15,140
Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2023	Local Currency		2022	Local Currency
U.S. dollars	$7,915	US$	7,915	$7,850	US$	7,850
Canadian dollars	8,208	C$	10,875	7,217	C$	9,776
Brazilian reais	91	Rs	443	73	Rs	381
Total	$16,214			$15,140
2023 Annual Report    211

b)    Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate[1,2,3]	Renewable Power and Transition	Infrastructure	Private Equity	Total
2024	$37,626	$5,582	$6,742	$5,026	$54,976
2025	18,408	2,530	2,819	3,542	27,299
2026	9,775	3,384	7,890	5,502	26,551
2027	8,936	1,942	5,079	5,132	21,089
2028	4,263	2,469	5,847	8,564	21,143
Thereafter	8,237	12,900	18,938	16,875	56,950
Total Principal repayments	87,245	28,807	47,315	44,641	208,008
Deferred financing costs and other	(511)	(172)	(1,232)	(757)	(2,672)
Total – Dec. 31, 2023	$86,734	$28,635	$46,083	$43,884	$205,336
Total – Dec. 31, 2022	$86,050	$22,826	$29,881	$48,787	$187,544
1.Includes $59.4 billion of borrowings associated with real estate LP investments from our Asset Management segment and $27.3 million associated with core and transitional and development investments in our Real Estate segment.
2.Real estate property-specific borrowings of $86.7 billion relate to Brookfield Property Partners L.P. (“BPY”) investment properties of $48.4 billion, BPY PP&E of $11.2 billion, and real estate direct investments of $27.1 billion.
3.Real estate property-specific borrowings maturing in 2024 of $37.6 billion include office of $7.7 billion, retail of $4.6 billion, and LP investments and other of $25.3 billion. Real estate property-specific borrowings maturing in 2025 of $18.4 billion include office of $1.5 billion, retail of $4.1 billion, and LP investments and other of $12.8 billion. The real estate property-specific borrowings included in the table above do not consider available extension options.
The weighted-average interest rate on property-specific borrowings as at December 31, 2023 was 7.1% (2022 – 6.4%).
The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2023	2022
Current	$54,975	$41,828
Non-current	150,361	145,716
Total	$205,336	$187,544
Property-specific borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2023	Local Currency		2022	Local Currency
U.S. dollars	$112,510	US$	112,510	$109,555	US$	109,555
British pounds	13,457	£	10,571	10,660	£	8,823
Indian rupees	9,930	Rs	826,265	7,653	Rs	632,457
Canadian dollars	17,124	C$	22,690	15,938	C$	21,590
Euros	22,825	€	20,670	20,316	€	18,986
Australian dollars	10,051	A$	14,755	8,650	A$	12,696
Brazilian reais	10,868	R$	52,606	7,572	R$	39,500
Colombian pesos	3,334	COP$	12,914,945	2,524	COP$	12,157,354
Korean won	2,199	₩	2,855,358	1,822	₩	2,296,121
Other currencies	3,038	Various	n/a	2,854	Various	n/a
Total	$205,336			$187,544
212    BROOKFIELD CORPORATION

19.    SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Subsidiary preferred shares and capital	(a)	$2,257	$1,469
Limited-life funds and redeemable fund units	(b)	263	1,114
Subsidiary preferred equity units	(c)	1,625	1,605
Total		$4,145	$4,188
a)    Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2023 and 2022, the balances consist of the following:

AS AT DEC. 31 (MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2023	2022
India Infrastructure Investment Trusts	664,000,000	See footnote[1]	INR	$1,138	$616
Brookfield India Real Estate Trust (“BIRET”)	246,305,005	See footnote[1]	US$	729	456
Rouse Series A preferred shares	5,600,000	5.00%	US$	145	142
Alstria Office Prime Portfolio GmbH & Co. KG	19,472,214	n/a	EUR€	109	129
BIP Investment Corporation Series 1 Senior preferred shares	4,000,000	5.85%	C$	73	73
Brookfield Property Split Corp. (“BOP Split”) senior preferred shares
Series 1	636,328	5.25%	US$	16	21
Series 2	362,546	5.75%	C$	7	10
Series 3	408,962	5.00%	C$	8	12
Series 4	365,661	5.20%	C$	7	10
BSREP III U.S. Senior Living Investment	n/a	n/a	US$	25	—
Total				$2,257	$1,469
1.The dividend rate pertaining to India Infrastructure Investment Trusts and BIRET is equal to a minimum of 90% of net distributable cash flows.
Subsidiary preferred capital also includes $1.1 billion as at December 31, 2023 (2022 – $616 million) of preferred equity interests held by third-party investors in India Infrastructure Investment Trusts, which have been classified as liabilities, as a result of contractual obligations to make distributions at an amount no less than 90% of net distributable cash flows.
Subsidiary preferred capital includes $729 million as at December 31, 2023 (2022 – $456 million) of preferred equity interests held by third-party investors in BIRET, which have been classified as a liability, due to the fact BIRET has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.
Subsidiary preferred shares include $145 million as at December 31, 2023 (2022 – $142 million) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.
b)    Limited-Life Funds and Redeemable Fund Units
Limited-life funds and redeemable fund units represent interests held in our consolidated funds by third-party investors that have been classified as a liability, as holders of these interests can cause our funds to redeem their interest in the fund for cash equivalents at a specified time. As at December 31, 2023, we have $263 million (2022 – $1.1 billion) of subsidiary equity obligations arising from limited-life funds and redeemable fund units.
In our Real Estate business, limited-life fund obligations include $189 million (2022 – $577 million) of equity interests held by third-party investors in two consolidated funds that have been classified as a liability, as holders of these interests can cause the funds to redeem their interests in the fund for cash equivalents at the fair value of the interest at a set date.
2023 Annual Report    213

As at December 31, 2023, we have $70 million (2022 – $96 million) of subsidiary equity obligations arising from limited-life fund units in our Infrastructure business. These obligations are primarily composed of the portion of the equity interest held by third-party investors in our Infrastructure debt fund.
We also have $4 million of redeemable fund units (2022 – $441 million) in certain funds managed by our public securities business.
c)    Subsidiary Preferred Equity Units
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the privatization of BPY (“BPY privatization”), the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BN shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BN shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled.
Subsidiary preferred equity units include $474 million as at December 31, 2023 (2022 – $474 million) of preferred equity interests issued in connection with the BPY privatization which have been classified as a liability due to the fact the holders of such interests can demand cash payment upon maturity on July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

AS AT DEC. 31 (MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2023	2022
Series 2	24,000,000	6.50%	US$	$587	$575
Series 3	24,000,000	6.75%	US$	564	556
New LP Preferred Units	19,273,654	6.25%	US$	474	474
Total				$1,625	$1,605

214    BROOKFIELD CORPORATION

20.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at December 31, 2023, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$200 million of 4.00% notes due in 2024 (BFL co-obligor);
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$700 million of 6.35% notes due in 2034;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
Subsequent to year-end, BFI issued $750 million of 5.968% notes due in 2054. In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
2023 Annual Report    215

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at December 31, 2023, C$26 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$2,787	$312	$24	$—	$—	$—	$15	$24	$188	$104,516	$(11,942)	$95,924
Net income (loss) attributable to shareholders	1,130	(27)	(17)	—	—	—	15	—	34	8,348	(8,353)	1,130
Total assets	77,567	10,813	757	—	—	—	160	552	4,165	561,498	(165,417)	490,095
Total liabilities	31,790	8,793	752	2	—	—	1	549	3,546	320,691	(44,271)	321,853
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT AND FOR THE YEAR ENDED DEC. 31, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$2,491	$284	$2	$30	$—	$—	$35	$—	$507	$111,633	$(22,213)	$92,769
Net income (loss) attributable to shareholders	2,056	(8)	—	—	—	—	11	—	487	18,598	(19,088)	2,056
Total assets	71,514	9,769	740	16	—	—	232	—	4,170	492,799	(137,956)	441,284
Total liabilities	27,761	8,544	737	6	—	—	4	—	3,520	297,397	(38,576)	299,393
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
21.     EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Preferred equity	(a)	$4,103	$4,145
Non-controlling interests	(b)	122,465	98,138
Common equity	(c)	41,674	39,608
		$168,242	$141,891
a)    Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2023	2022	2023	2022
Perpetual preferred shares
Floating rate	5.29%	4.26%	$463	$505
Fixed rate	4.82%	4.82%	739	739
	5.00%	4.59%	1,202	1,244
Fixed rate-reset preferred shares	4.72%	4.31%	2,901	2,901
	4.80%	4.40%	$4,103	$4,145
216    BROOKFIELD CORPORATION

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2023	2022	2023	2022
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,220,175	10,220,175	$169	$169
Series 4	70% P	3,983,910	3,983,910	45	45
Series 13	70% P	8,792,596	8,792,596	195	195
Series 15	B.A. + 40 b.p.[1]	—	2,000,000	—	42
Series 17	4.75%	7,840,204	7,840,204	171	171
Series 18	4.75%	7,681,088	7,681,088	178	178
Series 36	4.85%	7,842,909	7,842,909	197	197
Series 37	4.90%	7,830,091	7,830,091	193	193
Series 51	Variable up to P	3,320,486	3,320,486	54	54
				1,202	1,244
Rate-reset preferred shares[2]
Series 24	3.24%	10,808,027	10,808,027	265	265
Series 26[3]	3.85%	9,770,928	9,770,928	240	240
Series 28[4]	4.61%	9,233,927	9,233,927	232	232
Series 30[5]	6.09%	9,787,090	9,787,090	241	241
Series 32[6]	6.74%	11,750,299	11,750,299	297	297
Series 34	4.44%	9,876,735	9,876,735	253	253
Series 38	3.57%	7,906,132	7,906,132	179	179
Series 40	4.03%	11,841,025	11,841,025	271	271
Series 42	3.25%	11,887,500	11,887,500	266	266
Series 44	5.00%	9,831,929	9,831,929	187	187
Series 46[7]	5.39%	11,740,797	11,740,797	217	217
Series 48[8]	6.23%	11,885,972	11,885,972	244	244
Series 52	2.75%	1,177,580	1,177,580	9	9
				2,901	2,901
Total				$4,103	$4,145
1.Rated determined quarterly. All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
2.Dividend rates are fixed for 5 to 6 years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively and reset after 5 to 6 years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points.
3.Dividend rate reset commenced March 31, 2022.
4.Dividend rate reset commenced June 30, 2022.
5.Dividend rate reset commenced December 31, 2022.
6.Dividend rate reset commenced October 1, 2023.
7.Dividend rate reset commenced March 31, 2022.
8.Dividend rate reset commenced December 31, 2022.
P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points.

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share, except for Series 51 and Series 52, which have a par value of C$22.44 and C$22.00 respectively.
2023 Annual Report    217

b)    Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2023	2022
Common equity	$117,318	$92,991
Preferred equity	5,147	5,147
Total	$122,465	$98,138
On December 9, 2022, the company completed the distribution of a 25% interest in Brookfield Asset Management ULC (“BAM”), one of the leading global alternative asset managers, through Brookfield Asset Management Ltd. (the “Manager”), which was incorporated and publicly listed for the purpose of holding an interest in BAM (“special distribution”). As part of the special distribution, the company distributed approximately 410 million shares of the Manager, substantially all of which were distributed to holders of the company’s Class A and Class B shares, representing one share of Manager for every 4 Class A or Class B shares of the company held on the date of the special distribution. In addition, Series 8 and 9 preferred shareholders participated in the special distribution. As the special distribution represented a common control transaction, the $2.4 billion carrying value of the 25% interest in our asset management business that was distributed to the company’s shareholders was recorded as an increase in non-controlling interest with a corresponding reduction in common equity via ownership changes.
Further information on non-controlling interests is provided in Note 4 – Subsidiaries.
c)    Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2023	2022
Common shares	$10,879	$10,901
Contributed surplus	112	148
Retained earnings	18,006	18,006
Ownership changes	4,510	2,959
Accumulated other comprehensive income	8,167	7,594
Common equity	$41,674	$39,608
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during 2023 of $0.28 per share (2022 – $0.56 per share). Dividends paid by the Corporation decreased following the special distribution.
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT DEC. 31	2023	2022
Class A shares[1,3]	1,523,372,339	1,573,286,748
Class B shares	85,120	85,120
Shares outstanding[1]	1,523,457,459	1,573,371,868
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate[3]	91,632,045	55,500,881
Total diluted shares	1,615,089,504	1,628,872,749
1.Net of 81,849,805 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and escrowed stock plan.
3.During the year, 32,934,574 BN Class A shares (“BN shares”) were voluntarily exchanged for newly-issued BNRE class A-1 exchangeable non-voting shares on a one-for-one basis. BNRE Class A-1 shares are convertible in BN shares.
218    BROOKFIELD CORPORATION

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2023	2022
Outstanding, beginning of year[1]	1,573,371,868	1,568,828,941
Issued (Repurchased)
Issuances	794,418	1,406,586
Repurchases	(54,547,332)	(17,247,660)
Long-term share ownership plans[2]	3,722,567	19,138,775
Dividend reinvestment plan and other	115,938	1,245,226
Outstanding, end of year[3]	1,523,457,459	1,573,371,868
1.Net of 62,910,220 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and restricted stock plan.
3.Net of 81,849,805 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2023 (December 31, 2022 – 62,910,220).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Net income attributable to shareholders	$1,130	$2,056
Preferred share dividends	(166)	(150)
Net income available to shareholders	964	1,906
Dilutive impact of exchangeable shares	5	5
Net income available to shareholders including dilutive impact of exchangeable shares	$969	$1,911

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Weighted average – Class A and Class B shares	1,558.5	1,567.5
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	29.7	40.7
Class A and Class B shares and share equivalents	1,588.2	1,608.2
Share-Based Compensation
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Expense arising from equity-settled share-based payment transactions	$104	$159
Expense (recovery) arising from cash-settled share-based payment transactions	290	(621)
Total expense (recovery) arising from share-based payment transactions	394	(462)
Effect of hedging program	(289)	629
Total expense included in consolidated income	$105	$167
The company’s share-based payment plans are described below.
Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2023, the total expense incurred with respect to MSOP totaled $17 million (2022 – $30 million).
2023 Annual Report    219

The changes in the number of options during 2023 and 2022 were as follows:

	NYSE
	Number of Options (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2023	44,093	US$	25.16
Granted	716		36.37
Exercised	(4,731)		16.25
Cancelled	(333)		39.57
Outstanding as at December 31, 2023	39,745	US$	26.30
1.Options to acquire NYSE listed Class A shares.

	NYSE
	Number of Options (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2022	43,794	US$	22.59
Granted	3,956		46.62
Exercised	(3,258)		15.35
Cancelled	(399)		35.70
Outstanding as at December 31, 2022	44,093	US$	25.16
1.Options to acquire NYSE listed Class A shares.
The weighted-average fair value of options granted for the year ended December 31, 2023 was $9.61 (2022 – $8.82), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2023	2022
Weighted-average share price	US$	36.37	46.62
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	28.7	24.8
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.0	1.4
Risk-free rate	%	4.0	1.9
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
As at December 31, 2023, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$13.77 – US$16.70	1.8 years	4,845	—	4,845
US$18.43 – US$22.05	3.0 years	16,604	—	16,604
US$24.15 – US$31.64	5.2 years	5,539	1,390	6,929
US$35.56 – US$46.62	7.3 years	4,175	7,192	11,367
		31,163	8,582	39,745
As at December 31, 2022, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$13.77 – US$16.70	2.1 years	8,376	—	8,376
US$18.43 – US$22.05	4.0 years	16,569	1,094	17,663
US$24.15 – US$31.64	6.2 years	4,381	2,700	7,081
US$35.56 – US$46.62	8.2 years	2,099	8,874	10,973
		31,425	12,668	44,093
220    BROOKFIELD CORPORATION

Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2023, 2.2 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2022 – 5.1 million Class A shares) during the year. For the year ended December 31, 2023, the total expense incurred with respect to the ES Plan totaled $30 million (2022 – $51 million).
The weighted-average fair value of escrowed shares granted for the year ended December 31, 2023 was $9.61 (2022 – $7.66), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2023	2022
Weighted-average share price	US$	36.37	36.25
Average term to exercise	Years	7.5	7.2
Share price volatility[1]	%	28.7	26.7
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.0	1.0
Risk-free rate	%	4.0	3.7
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
The change in the number of ES shares during 2023 and 2022 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding as at January 1, 2023	39,425	$35.00
Granted	2,155	36.37
Exercised	(228)	34.84
Cancelled	(15)	43.51
Outstanding as at December 31, 2023	41,337	$35.03

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding as at January 1, 2022	50,378	$25.14
Granted	43,650	36.25
Exercised	(54,600)	26.94
Cancelled	(3)	41.06
Outstanding as at December 31, 2022	39,425	$35.00
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2023, Brookfield granted 1.5 million Class A shares (2022 – 1.9 million) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $57 million (2022 – $78 million) of compensation expense.

2023 Annual Report    221

Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2023 was $1.3 billion (2022 – $1.2 billion).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2023, employee compensation expense totaled $1 million (2022 – $8 million), net of the impact of hedging arrangements.
The change in the number of DSUs and RSUs during 2023 and 2022 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding as at January 1, 2023	21,648	13,679	C$	6.10
Granted and reinvested	271	—		—
Exercised and cancelled	(968)	—		—
Outstanding as at December 31, 2023	20,951	13,679	C$	6.10

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding as at January 1, 2022	18,286	13,679	C$	6.10
Granted and reinvested	3,415	—		—
Exercised and cancelled	(53)	—		—
Outstanding as at December 31, 2022	21,648	13,679	C$	6.10
The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2023	Dec. 31, 2022
Share price on date of measurement	C$	53.15	42.58
Share price on date of measurement	US$	40.12	31.46
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2023	Dec. 31, 2022
Share price on date of measurement	C$	53.15	42.58
Weighted-average fair value of a unit	C$	47.05	36.48
222    BROOKFIELD CORPORATION

22.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$5,229	$—	$4,878	$16,899	$52,570	$3,156	$82,732
Other revenue	4,990	309	432	1,335	3,113	3,013	13,192
	$10,219	$309	$5,310	$18,234	$55,683	$6,169	$95,924

FOR THE YEAR ENDED DEC. 31, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,793	$—	$4,959	$13,925	$54,541	$3,218	$81,436
Other revenue	4,162	166	239	735	2,792	3,239	11,333
	$8,955	$166	$5,198	$14,660	$57,333	$6,457	$92,769
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,562	$221	$—	$42,562	$2,165	$46,510
Services transferred over a period of time	3,667	4,657	16,899	10,008	991	36,222
	$5,229	$4,878	$16,899	$52,570	$3,156	$82,732

FOR THE YEAR ENDED DEC. 31, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,587	$274	$—	$45,558	$2,209	$49,628
Services transferred over a period of time	3,206	4,685	13,925	8,983	1,009	31,808
	$4,793	$4,959	$13,925	$54,541	$3,218	$81,436
Remaining Performance Obligation
Private Equity
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2023, our backlog of construction projects was approximately $6.2 billion (2022 – $5.7 billion).
Our dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.3 billion (2022 – $2.5 billion).
In our Brazilian water and wastewater operation business, our long-term, inflation-adjusted concession service contracts with various municipalities have an average remaining contract duration of 23 years as at December 31, 2023 (2022 – 23 years), and the remaining performance obligations were approximately $10.6 billion (2022 – $10.4 billion).
Others
In our Asset Management, Infrastructure, Renewable Power and Transition, and Real Estate businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.
2023 Annual Report    223

c)    Lease Income
Our leases in which the company is a lessor are primarily operating in nature. Total lease income from our assets leased out on operating leases totaled $8.8 billion (2022 – $8.2 billion) including $155 million (2022 – $182 million) of income related to variable lease income that is not dependent on an index or rate.
The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt:

	Payments Receivable by Period
AS AT DEC. 31, 2023 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$6,826	$11,229	$8,268	$17,671	$43,994

	Payments Receivable by Period
AS AT DEC. 31, 2022 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$5,719	$9,072	$7,038	$15,983	$37,812
23.    DIRECT COSTS
Direct costs include all attributable expenses except interest, taxes and fair value changes, and primarily relate to cost of sales and compensation. The following table lists direct costs for 2023 and 2022 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Cost of sales[1]	$52,224	$54,044
Compensation	11,155	9,849
Depreciation and amortization	9,075	7,683
Selling, general and administrative expenses	5,354	3,931
Property taxes, sales taxes and other	3,601	3,004
	$81,409	$78,511
1.Cost of sales primarily relate to inventory costs in our Private Equity segment.
24.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Investment properties	$(105)	$629
Transaction related expenses, net of income	(608)	(533)
Financial contracts	337	(163)
Impairment and provisions	(1,276)	(293)
Other fair value changes	256	(617)
	$(1,396)	$(977)
224    BROOKFIELD CORPORATION

25.    DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions as at December 31, 2023 and 2022 is as follows:

AS AT DEC. 31 (MILLIONS)	Note	2023	2022
Foreign exchange	(a)	$58,175	$50,601
Interest rates	(b)	124,265	61,939
Equity derivatives	(c)	2,017	1,942

Commodity instruments	(d)
Energy (GWh)		98,345	69,902
Natural gas (MMBtu – 000’s)		144,104	128,381
a)    Foreign Exchange
The company held the following foreign exchange contracts with notional amounts as at December 31, 2023 and 2022:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2023	2022	2023	2022
Foreign exchange contracts
Canadian dollars	$7,360	$7,381	0.76	0.76
British pounds	7,608	6,880	1.07	1.12
European Union euros	14,814	10,074	1.09	1.01
Australian dollars	3,417	4,088	0.69	0.69
Indian rupee	5,233	3,921	85.57	73.72
Korean won[1]	1,091	923	1,303	1,293
Chinese yuan[1]	3,083	4,166	6.86	6.07
Japanese yen[1]	77	378	138.41	116.26
Colombian pesos[1]	2,652	355	4,629	4,800
Brazilian reais	3,969	1,371	0.18	0.16
Swedish krona	—	—		—
Other currencies	1,532	2,764	Various	Various
Cross currency interest rate swaps
Canadian dollars	6,457	5,673	0.80	0.77
Australian dollars	502	634	0.68	0.93
Japanese yen[1]	—	275	—	130.68
British pounds	—	243	—	1.21
Brazilian reais[1]	—	749	—	0.19
Foreign exchange options
Indian rupee	379	485	74.20	78.73
1.Average rate is quoted using USD as base currency.
Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $47 million (2022 – losses of $23 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $1.6 billion (2022 – gains of $2.8 billion).
b)    Interest Rates
As at December 31, 2023, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $76.1 billion (2022 – $38.6 billion), interest rate swaptions with an aggregate notional amount of $292 million (2022 – $244 million) and interest rate cap contracts with an aggregate notional amount of $47.9 billion (2022 – $22.8 billion).
2023 Annual Report    225

c)    Equity Derivatives
As at December 31, 2023, the company held equity derivatives with a notional amount of $2.0 billion (2022 – $1.9 billion) which includes $2.0 billion (2022 – $1.9 billion) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities as well as general equity market hedges. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.
d)    Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 144,104,000 MMBtu’s (2022 – 128,381,000 MMBtu’s) of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2023 and 2022 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2023			2022
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$84,119	$(754)	$(12)	$49,199	$2,081	$13
Net investment hedges	45,979	(1,200)	—	35,438	2,998	—
	$130,098	$(1,954)	$(12)	$84,637	$5,079	$13
1.Notional amount does not include 28,952 GWh and 49,386 MMBtu – 000’s – of commodity derivatives as at December 31, 2023 (2022 – 18,133 GWh, 67,803 MMBtu – 000’s).
226    BROOKFIELD CORPORATION

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2023 and 2022, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2023	Unrealized Losses During 2023	Net Change During 2023	Net Change During 2022
Foreign exchange derivatives	$137	$(90)	$47	$23
Interest rate derivatives	205	(215)	(10)	419
Equity derivatives	—	(32)	(32)	(296)
Commodity derivatives	221	(123)	98	(292)
	$563	$(460)	$103	$(146)
The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2023 and 2022, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2023				2022
AS AT DEC. 31 (MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$4,295	$892	$946	$6,133	$7,075
Interest rate derivatives	24,234	19,941	925	45,100	19,976
Equity derivatives	1,231	786	—	2,017	1,942
Commodity instruments
Energy (GWh)	8,482	25,938	34,974	69,394	51,770
Natural gas (MMBtu – 000’s)	85,583	9,135	—	94,718	60,578
Elected for hedge accounting
Foreign exchange derivatives	$17,987	$32,628	$1,426	$52,041	$43,286
Interest rate derivatives	19,308	53,331	6,526	79,165	41,963
Equity derivatives	—	—	—	—	—
Commodity instruments
Energy (GWh)	5,471	10,514	12,966	28,951	18,133
Natural gas (MMBtu – 000’s)	37,142	12,244	—	49,386	67,803
2023 Annual Report    227

26.    MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:
a)    Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.
i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $278 million (2022 – $416 million) on a current basis.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income before tax of $228 million (2022 – $146 million) and an increase in other comprehensive income of $956 million (2022 – $486 million) for the years ended December 31, 2023 and 2022, respectively.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $51 million (2022 – $61 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $490 million (2022 – $421 million) as at December 31, 2023, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
228    BROOKFIELD CORPORATION

iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $168 million (2022 – $253 million) and decreased other comprehensive income by $91 million (2022 – $76 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $80 million (2022 – $63 million). This increase would be offset by a $87 million (2022 – $74 million) change in value of the associated equity derivatives of which $80 million (2022 – $63 million) would offset the above-mentioned increase in compensation expense and the remaining $7 million (2022 – $11 million) would be recorded in net income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2023 by approximately $72 million (2022 – $85 million) and decreased other comprehensive income by $31 million (2022 – $46 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
b)    Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the U.K. and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.
c)    Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
2023 Annual Report    229

The following tables present the contractual maturities of the company’s financial liabilities as at December 31, 2023 and 2022.

	Payments Due by Period
AS AT DEC. 31, 2023 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings[1]	$604	$1,631	$1,434	$8,491	$12,160
Non-recourse borrowings of managed entities	56,854	54,360	48,795	61,541	221,550
Subsidiary equity obligations	932	774	44	2,395	4,145
Interest expense[2]
Corporate borrowings	520	948	821	3,975	6,264
Non-recourse borrowings	13,461	20,000	13,970	22,156	69,587
Subsidiary equity obligations	169	253	174	933	1,529
Lease obligations[3]	1,131	2,044	1,638	12,180	16,993
1.Payments due in less than one year includes $31 million of short-term commercial paper as at December 31, 2023.
2.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
3.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.

	Payments Due by Period
AS AT DEC. 31, 2022 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings[1]	$—	$1,608	$1,486	$8,296	$11,390
Non-recourse borrowings of managed entities	42,883	58,726	44,119	56,956	202,684
Subsidiary equity obligations	1,187	746	553	1,702	4,188
Interest expense[2]
Corporate borrowings	484	863	728	3,916	5,991
Non-recourse borrowings	10,597	16,016	11,432	18,320	56,365
Subsidiary equity obligations	152	273	182	563	1,170
Lease obligations[3]	1,186	1,855	1,540	13,192	17,773
1.As at December 31, 2022, there was no commercial paper outstanding or draws on the revolving credit facilities.
2.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
3.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.
27.    RELATED PARTY TRANSACTIONS
a)    Related Parties
Related parties include subsidiaries, associates, joint ventures, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.
230    BROOKFIELD CORPORATION

b)    Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2023 and 2022 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Salaries, incentives and short-term benefits[1]	$5	$14
Share-based payments[1]	19	38
	$24	$52
1.For the year ended December 31, 2022, the remuneration of key management personnel and Directors of the company remaining after the special distribution of a 25% interest in our asset management business included salaries, incentives and short-term benefits of $5 million and share-based payments of $13 million.
The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and alignment of interests between shareholders, Directors, and key management personnel.
c)    Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation. However, transactions and balances between the company and equity accounted investments do not eliminate.
The following table lists the related party balances included within the consolidated financial statements for the years ended December 31, 2023 and 2022:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2023	2022
Management fees earned	$149	$102
The company provided BNRE with an equity commitment in the amount of $2.0 billion to fund future growth, which BNRE may draw on from time to time. As of December 31, 2023, there was no amount drawn under this equity commitment.
BNRE may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many asset classes, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation. During the year, the Corporation sold $1.1 billion of real estate and other assets to BNRE for cash.
In addition, to support the continued scaling of our Insurance Solutions business’ asset base, the Corporation capitalized BNRE with an economic interest in $2.1 billion of real estate and other assets in exchange for newly-issued BNRE class C shares.
In November 2023, BNRE completed the reverse exchange offer, whereby 33 million BN Class A shares (“BN shares”) were voluntarily exchanged for newly-issued BNRE Class A-1 exchangeable non-voting shares on a one-for-one basis. As at December 31, 2023, all 33 million BN shares tendered for exchange remain in BNRE’s investment portfolio and all associated dividend income and unrealized fair value changes on these shares are eliminated upon consolidation.
As at December 31, 2023, BNRE, Partners Value Investments Inc. and Oaktree had cash on deposit with wholly-owned subsidiaries of the company of $266 million, $133 million, and $40 million, respectively.
2023 Annual Report    231

28.    OTHER INFORMATION
a)    Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations as well as capital expenditure commitments related to contracted project costs assumed as part of recent acquisitions. As at December 31, 2023, the company had $6.2 billion (2022 – $2.8 billion) of such commitments outstanding.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2023 could result in a material settlement liability.
The company has insurance for damage and business interruption costs sustained as a result of an act of terrorism. The amount of coverage is reviewed on an individual basis and can range up to $4 billion. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
As discussed in Note 19 Subsidiary Equity Obligations, in 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units were originally exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. Following the BPY privatization, the preferred equity units became exchangeable into cash equal to the value of the consideration that would have been received upon the BPY privatization (a combination of cash, BN shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. BPY also has the option of delivering the actual consideration (a combination of cash, BN shares and New LP Preferred Units). Following the BPY privatization, we have agreed with the holder to grant the company the right to purchase all or any portion of the preferred equity units of the holder at maturity, and to grant the holder the right to sell all or any portion of the preferred equity units of the holder at maturity, in each case at a price equal to the issue price for such preferred equity units plus accrued and unpaid distributions. On December 30, 2021, the company acquired the tranche redeemable in 2021 from the holder and exchanged such units for Redemption-Exchange Units. The preferred equity units were subsequently cancelled.
b)    Supplemental Cash Flow Information
During the year, the company capitalized $471 million (2022 – $508 million) of interest primarily to investment properties and residential inventory under development.
232    BROOKFIELD CORPORATION

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

2023 Annual Report    233

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Group, LLC	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

`

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
234    BROOKFIELD CORPORATION

This page is intentionally left blank

This page is intentionally left blank

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo